                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON D. C. 20549

                         ---------------------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                         ---------------------------

                         THE COLONIAL BANCGROUP, INC.
            (Exact name of Registrant as specified in its charter)


       Delaware                         6711                           63-0661573
(State of Incorporation)    (Primary Standard Industrial   (I.R.S. Employer Identification No.)
                            Classification Code Number)


     ONE COMMERCE STREET, SUITE 800
        MONTGOMERY, ALABAMA 36104                             (334) 240-5000
(Address of principal executive offices)                      (Telephone No.)

                       ---------------------------------

                              W. FLAKE OAKLEY, IV
                                   SECRETARY
                              POST OFFICE BOX 1108
                           MONTGOMERY, ALABAMA 36102
                    (Name and address of agent for service)

                                   Copies to:

           MICHAEL D. WATERS, ESQUIRE                  R. EUGENE CLENNEY, JR., ESQUIRE
     MILLER, HAMILTON, SNIDER & ODOM, L.L.C.     JOHNSTON, HINESLEY, FLOWERS & CLENNEY, P.C.
          ONE COMMERCE STREET, SUITE 802                    291 NORTH OATES STREET
                  P. O. BOX 19                            DOTHAN, ALABAMA 36303-4555
         MONTGOMERY, ALABAMA 36101-0019

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE (1)

   ============================================================================================================
   Title of Each Class      Amount to be           Proposed Maximum      Proposed Maximum      Amount of
   of Securities to be      Registered             Offering Price Per    Aggregate Offering    Registration Fee
   Registered                                      Unit                  Price
   ------------------------------------------------------------------------------------------------------------
   Common Stock, par
   value $2.50 per          354,430(2)             Not Applicable        $4,371,343(1)         $1,507.36
   share
   ============================================================================================================

(1) Calculated pursuant to Rule 457(f)(2) and (3) based upon book value of company acquired at March 31, 1995, less $3,000,000 cash to be paid by the Registrant.

(2) Represents the maximum number of shares. The actual number of shares to be issued may vary based upon the market price of registrant's securities at closing.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

                          THE COLONIAL BANCGROUP, INC.
                             CROSS REFERENCE SHEET
                              TO ITEMS IN FORM S-4

FORM S-4 ITEM NUMBER AND CAPTION                   CAPTION IN PROSPECTUS OR OTHER
- --------------------------------                   ------------------------------
                                                   LOCATION IN REGISTRATION STATEMENT
                                                   ----------------------------------
Item 1.    Forepart of Registration Statement       Facing page,
           and Outside Front Cover Page of          Cross Reference Sheet,
           Prospectus                               Outside front cover page of
                                                    Prospectus

Item 2.    Inside Front and Outside Back            "AVAILABLE INFORMATION,"
           Cover Pages of Prospectus                Inside front cover page of Pros-
                                                    pectus, "DOCUMENTS INCOR-
                                                    PORATED BY REFERENCE,"
                                                    "TABLE OF CONTENTS"

Item 3.    Risk Factors, Ratio of Earnings          "SUMMARY," Cover Page of Pros-
           to Fixed Charges and Other               pectus, "PER SHARE
           Information                              DATA," "APPROVAL OF THE
                                                    MERGER," "PRO FORMA
                                                    FINANCIAL INFORMATION"
                                                    AND "SELECTED FINANCIAL
                                                    DATA"

Item 4.    Terms of the Transaction                 "APPROVAL OF THE
                                                    MERGER," "DOCUMENTS
                                                    INCORPORATED BY
                                                    REFERENCE"

Item 5.    Pro Forma Financial Information          "PER SHARE DATA,"
                                                    "CONDENSED PRO FORMA
                                                    STATEMENTS OF CONDITION,"
                                                    AND "CONDENSED PRO FORMA
                                                    STATEMENTS OF INCOME"

Item 6.    Material Contacts with the Company       "APPROVAL OF THE MERGER --
                                                    Reasons for and Background of
                                                    the Merger," "Interests of Certain
                                                    Persons in the Merger"


Item 7.    Additional Information Required for      Not Applicable
           Reoffering by Persons and Parties
           Deemed to be Underwriters

Item 8.    Interests of Named Experts and           "LEGAL OPINIONS"
           Counsel

Item 9.    Disclosure of Commission Position        Not Applicable; See Items
           on Indemnification for Securities        20 and 22 below
           Act Liabilities

Item 10.   Information with Respect to S-3          "DOCUMENTS INCORPORAT-
           Registrants                              ED BY REFERENCE," "BUSI-
                                                    NESS OF BANCGROUP - Man-
                                                    agement Information"

Item 11.   Incorporation of Certain Information     "DOCUMENTS INCORPORATED
           by Reference                             BY REFERENCE"

Item 12.   Information with Respect to S-2 or       Not Applicable
           S-3 Registrants -- Item 12(b)

Item 13.   Incorporation of Certain Information     Not Applicable
           by Reference

Item 14.   Information with Respect to              Not Applicable
           Registrants Other Than S-3 or S-2
           Registrants

Item 15.   Information with Respect to S-3          Not Applicable
           Companies

Item 16.   Information with Respect to S-2 or       Not Applicable
           S-3 Companies

Item 17.   Information with Respect to              "BUSINESS OF THE BANK,"
           Companies Other than S-3 or S-2          "FINANCIAL STATEMENTS"
           Companies

Item 18.   Information if Proxies, Consents or      "INTRODUCTION," "BUSINESS
           Authorizations are to be Solicited       OF BANCGROUP - Voting
                                                    Securities and Principal
                                                    Stockholders," "Security Ownership
                                                    of Management," "Management
                                                    Information"


Item 19.   Information if Proxies, Consents or      Not Applicable
           Authorizations are not to be
           Solicited or in an Exchange Offer

Item 20.   Indemnification of Directors and         PART II, Item 20
           Officers

Item 21.   Exhibits and Financial Statement         PART II, Item 21
           Schedules

Item 22.   Undertakings                             PART II, Item 22


                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                                  P. O. BOX 66
                             ARITON, ALABAMA 36311
                                 (334) 762-2321

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON _______________, 1995


         NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Farmers and Merchants Bank, Ariton, Alabama (the "Bank") will be held at 101 Main Street, Ariton, Alabama 36311 on _______________, 1995, at 1:30 p.m., local time, for the following purposes:

         1. Merger. To consider and vote upon the proposed merger (the "Merger") of the Bank with and into Colonial Bank ("Colonial Bank"), a subsidiary of The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of May 19, 1995 (the "Agreement"). Pursuant to the Agreement, Colonial Bank will be the surviving corporation in the Merger, and each share of common stock of the Bank outstanding at the time of the Merger will be converted into the right to receive shares of Common Stock of BancGroup and cash, with cash also paid in lieu of fractional shares, as described more fully in the accompanying Joint Proxy Statement and Prospectus. The Agreement is attached to the Joint Proxy Statement and Prospectus as Appendix A.

         2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

                 The Board of Directors of the Bank is not aware of any other business to come before the Special Meeting.

         The board of directors of the Bank has fixed the close of business on _______________, 1995, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Only holders of record of common stock of the Bank at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments thereof.

         Under Alabama law, holders of common stock of the Bank are eligible to exercise dissenters' rights of appraisal in connection with the Merger, as described more fully in the accompanying Joint Proxy Statement and Prospectus.

         You are requested to complete and sign the enclosed form of Proxy which is solicited by the board of directors of the Bank and to mail it promptly in the enclosed envelope. The Proxy may be revoked at any time by filing with the Secretary of the Bank a written revocation, by executing a later dated Proxy, or by attending the Special Meeting and voting in person.
                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              Marion J. Sanders
                                              Secretary



Ariton, Alabama
_______________, 1995

JOINT PROXY STATEMENT AND PROSPECTUS


                               COLONIAL BANCGROUP

                                  COMMON STOCK

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                        SPECIAL MEETING OF STOCKHOLDERS

                                 TO BE HELD ON

                             _______________, 1995

         This Joint Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of Farmers and Merchants Bank, Ariton, Alabama (the "Bank") with and into Colonial Bank ("Colonial Bank"), a wholly-owned subsidiary bank of The Colonial BancGroup, Inc. ("BancGroup") and is furnished to the Bank's stockholders on or about the date set forth below. In connection with the Merger, BancGroup will issue shares of its Common Stock and also pay cash to the holders of the outstanding shares of common stock of the Bank. The number of shares to be issued to the stockholders of the Bank will depend upon the market value of such shares, subject to maximum and minimum amounts to be issued. See "APPROVAL OF THE MERGER -- Conversion of Bank Shares." The shares of Common Stock of BancGroup are listed on the New York Stock Exchange. The closing price per share of such stock as of _______________, 1995, was $__________.

         Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of the Bank.

         BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended, to register the shares of its Common Stock, par value $2.50 per share, to be issued in connection with the Merger described herein. This document constitutes a Proxy Statement of the Bank in connection with stockholder approval of the Merger described herein and a Prospectus of BancGroup with respect to the Common Stock to be issued in the Merger.

         THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS APPROVAL OF THE MERGER.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

         The office and mailing address of the Bank are 101 Main Street, P.O. Box 66, Ariton, Alabama 36311 (telephone 334-762-2321), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

         The date of this Prospectus is _______________, 1995.

                            AVAILABLE INFORMATION

         BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other filings made by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices:
Seven World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates.

         BancGroup's Common Stock is listed for trading on the New York Stock Exchange (the "NYSE"). Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

         BancGroup has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, to register the shares of Common Stock of BancGroup being offered in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the

Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.


                      DOCUMENTS INCORPORATED BY REFERENCE

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE PERSON SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

         The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

         (1) BancGroup's annual report on Form 10-K for the fiscal year ended December 31, 1994;

         (2) BancGroup's quarterly report on Form 10-Q for the quarter ended March 31, 1995;

         (3)     BancGroup's report on Form 8-K dated February 21, 1995;

         (4)     BancGroup's report on Form 8-K/A dated April 21, 1995;

         (5)     BancGroup's report on Form 8-K dated July 10, 1995; and

         (6) BancGroup's Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of BancGroup's common stock.

         All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the

Special Meeting shall be deemed incorporated by reference in the Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in the other subsequently filed document which also is or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         BancGroup has entered into the Agreement with the Bank regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto at Appendix A.

         BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                               TABLE OF CONTENTS

CAPTION                                                                                                              PAGE
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Record Date; Shares Entitled to Vote; Vote Required for the Merger  . . . . . . . . . . . . . . . . . . . . . . . .
Solicitation; Voting and Revocation of Proxies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

APPROVAL OF THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Reasons for and Background of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Conversion of Bank Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other Possible Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Conditions of Consummation of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Conduct of Business Pending the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Rights of Dissenting Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Resale of BancGroup Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

COMPARATIVE MARKET PRICES AND DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BancGroup . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

BANCGROUP CAPITAL STOCK AND DEBENTURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Preference Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1985 Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1986 Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Changes in Control  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

COMPARATIVE RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Director Elections  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Removal of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Authorized Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Voting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Preemptive Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Directors' Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Special Meetings of Stockholders; Action Without a Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Mergers, Share Exchanges and Sales of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Amendment of Certificate of Incorporation and Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Rights of Dissenting Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Antitakeover Statutes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Effect of Merger on Bank Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Condensed Pro Forma Statement of Condition (Unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Condensed Pro Forma Statement of Income (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Financial Data (1994-1990) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Quarterly Financial Data 1994-1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Interim Financial Data (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

FARMERS AND MERCHANTS BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Financial Data (1994-1990) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis of Financial Condition and Results of
     Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selected Interim Financial Data (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the Three Months Ended March 31, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . .

BUSINESS OF BANCGROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Proposed Affiliate Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Voting Securities and Principal Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Security Ownership of Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain Regulatory Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

BUSINESS OF THE BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Principal Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Security Ownership of Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ADJOURNMENT OF SPECIAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

APPENDIX A -- Agreement and Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1

APPENDIX B -- Alabama Statute Regarding Dissenters' Rights of Appraisal . . . . . . . . . . . . . . . . . . . . . .   B-1

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL THE SECURITIES COVERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                    SUMMARY

         The following provides a summary of information included in this Prospectus. The summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Stockholders of the Bank are urged to read this document in full.


GENERAL

         This Prospectus relates to the issuance of shares of BancGroup Common Stock and the offer of cash pursuant to the Merger of the Bank with Colonial Bank. Colonial Bank will be the surviving corporation in the Merger. See "APPROVAL OF THE MERGER."

         The Merger will be presented for approval at the Special Meeting of the stockholders of the Bank to be held on _______________, _______________, 1995, at 1:30 p.m., local time, at 101 Main Street, Ariton, Alabama 36311. See "INTRODUCTION."


TERMS OF THE MERGER

         Upon the date of consummation of the Merger (the "Effective Date") and subject to certain conditions, holders of the Bank's common stock will be entitled to receive both shares of BancGroup Common Stock and cash. Each outstanding share of Bank common stock shall be converted into the number of shares, or such fractions of a share, of BancGroup Common Stock which shall be equal to $7,000,000 divided by the total number of shares of Bank common stock outstanding divided by the Market Value. The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective

Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the New York Stock Exchange ("NYSE") on each of the 10 trading days ending on the trading day immediately preceding the Effective Date. In addition, BancGroup will pay an aggregate of $3,000,000 in cash for the outstanding shares of Bank common stock, with $535.71 in cash to be paid for each one share of Bank common stock assuming 5,600 shares of Bank common stock outstanding. The amount of cash to be paid will not vary. (The BancGroup Common Stock to be issued and cash to be exchanged for Bank common stock as stated above is sometimes referred to as the "Merger Consideration.")

         No fractions of shares of Common Stock will be issued. To the extent cash is paid in lieu of fractional shares, the cash will be paid based upon the Market Value.

         Notwithstanding the foregoing, the maximum number of shares of Common Stock that BancGroup shall be required to issue in the Merger shall be 354,430, and the minimum number of such shares that BancGroup shall be required to issue shall be 256,881. Thus, as an illustration only, if the Market Value is $24, and assuming 5,600 shares of Bank common stock outstanding, then each one share of Bank common stock shall be converted into 52.08 shares of BancGroup Common Stock (i.e., $7,000,000 divided by 5,600 divided by the Market Value). A stockholder of the Bank holding 123 shares of Bank common stock would be entitled to receive in the aggregate 6,405.84 shares of BancGroup Common Stock (123 multiplied by 52.08). Fractions of shares will not be issued, and a total of 6405 shares of BancGroup Common Stock would actually be issued to such stockholder, with the .84 of a share of BancGroup Common Stock converted to cash equal to $20.16 ($24 multiplied by .84). In addition, such stockholder would be paid $65,892.33 in cash for such shareholder's 123 shares of Bank common stock (123 multiplied by $535.71).

         See "APPROVAL OF THE MERGER."

         The market price of BancGroup Common Stock as reported on the NYSE as of ________, 1995 was $______ per share. If the Market Value of such stock at the Effective Date is $27.25 per share or higher, only the minimum of 256,881 shares of BancGroup Common Stock (plus cash) will be issued in the Merger. Hence, to the extent that the Market Value exceeds $27.25, the value of the 256,881 shares to be issued will exceed $7,000,000. See, "APPROVAL OF THE MERGER -- Conversion of Bank Shares." BancGroup also has the right to terminate the Merger if the Market Value exceeds $27.25. See "APPROVAL OF THE MERGER -- Conditions of Consummation of the Merger."

         Except as stated above, no adjustments will be made to the number of shares of BancGroup Common Stock to be issued in the Merger based upon the operating results, financial condition or other factors relating to either the Bank or BancGroup. The actual number of shares to be issued will depend upon the Market Value of the Common Stock at the time of the Effective Date of the Merger and will be subject to the maximum and minimum number of shares to be issued. Subject to such maximum and minimum numbers, the aggregate number of shares of Common Stock will increase as the Market Value of such shares at the Effective Date of the Merger falls and will decrease as the Market Value increases. See "APPROVAL OF THE MERGER -- Conversion of Bank Shares" and " -- Certain Federal Income Tax Consequences."

         Bank stockholders will be given notice of consummation of the Merger within seven (7) business days after the Effective Date of the Merger. Certificates for the BancGroup Common Stock will not be distributed until stockholders surrender their certificates representing Bank common stock. Shares issued upon consummation of the Merger, however, may be traded prior to receipt of certificates. See "APPROVAL OF THE MERGER -- Conversion of Bank Shares."

INTEREST OF CERTAIN PERSONS IN THE MERGER

         The Agreement provides that prior to the Effective Date, the Bank shall pay to or for the benefit of its employees the Bank's 1995 earnings, subject to the prior approval of BancGroup. The costs incurred by the Bank in connection with the Merger and certain other costs will be deducted against the Bank's earnings for this purpose. See "APPROVAL OF THE MERGER -- Interest of Certain Persons in the Merger" and "Conduct of Business Pending the Merger."


REASONS FOR THE MERGER

         Management of the Bank believes that pending interstate banking legislation will result in a fewer number of banks competing in a given market area, and the Bank's inability to compete with larger, better capitalized Banks in its market area will put the Bank at a competitive disadvantage. Management of the Bank also believes that continued compliance with state and federal regulatory requirements, and upgrading customer services to compete with existing and anticipated competitors, will necessitate additional personnel and overhead costs, both of which may materially reduce the Bank's profitability. See "APPROVAL OF THE MERGER -- Reasons for and Background of Merger."


VOTE REQUIRED

         The Merger (item 1 on the proxy card) requires the approval of the holders of at least two-thirds of the outstanding shares of common stock of the Bank. Only those stockholders of the Bank who were stockholders of record at the close of business on _______________, 1995, are entitled to notice of and to vote at the Special Meeting. The

Bank's directors and executive officers own in the aggregate 2113 shares representing 37.73% of the outstanding shares of common stock of the Bank and have agreed to vote for the Merger. Certain persons affiliated with the Bank's directors and executive officers own, with such directors and executive officers, in excess of 66 2/3% of the Bank's outstanding shares. Directors and executive officers of BancGroup beneficially own in the aggregate 2,098,835 shares representing 16.72% of the outstanding shares of Common Stock of BancGroup, but no vote of BancGroup's stockholders is required for the Merger. See "INTRODUCTION" and "BUSINESS OF THE BANK - Principal Stockholders," and "Security Ownership of Mangagement."

         Proxies should be submitted in the envelope enclosed herewith. Stockholders of the Bank submitting proxies may revoke their proxies by giving notice of such revocation in writing to the person named in the Notice of Special Meeting of Stockholders, by executing and delivering a proxy bearing a later date, or by attending the Special Meeting and voting in person. Because approval of the Merger requires the approval of at least a majority of the outstanding shares of common stock of the Bank, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote, except with respect to dissenters' appraisal rights. See "INTRODUCTION -- Solicitation, Voting and Revocation of Proxies."


RIGHTS OF DISSENTING STOCKHOLDERS

         Any stockholder of the Bank may dissent from the Merger and obtain the value of his Bank common stock in cash if such stockholder (1) delivers notice in writing to the Bank before the vote is taken at the Special Meeting that he intends to seek a cash payment if the Merger is consummated and (2) does not vote in favor of the Merger. If the Merger is authorized at the Special Meeting, Colonial Bank will deliver a written dissenters' notice within 10 days of the Effective Date of the Merger to all holders of Bank common stock who have provided notice that they intend to seek payment. Stockholders wishing to exercise appraisal rights must follow properly all requirements for the exericse of such rights as set forth in Alabama law, Title 10, chapter 28, article 13 contained at Appendix B hereto. See "APPROVAL OF THE MERGER -- Rights of Dissenting Stockholders."

         Any stockholder who properly exercises appraisal rights and receives fair market value for his shares will encounter income tax treatment different than the treatment for stockholders who do not exercise appraisal rights. See "APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences."

         For certain information concerning dissenting stockholders' rights, voting at the Special Meeting, and management of BancGroup and the Bank, see "APPROVAL OF THE MERGER -- Rights of Dissenting Stockholders," "-- Conversion of Bank Shares"; "INTRODUCTION -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required"; "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders," "-- Security Ownership of Management," and "BUSINESS OF THE BANK -- Principal Holders of Common Stock," and "-- Security Ownership of Management."

CONDITIONS OF CONSUMMATION

         The Merger is subject to approval by the requisite vote of holders of at least two-thirds of the outstanding shares of common stock of the Bank, and certain other conditions. The Merger must be approved by the Alabama State Banking Department (the "Alabama Department"), the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Federal Deposit Insurance Corporation ("FDIC"). Applications have been filed with these agencies. It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, will be satisfied, but the Agreement states that the Bank and BancGroup may waive all conditions to their obligations to consummate the Merger, except that the conditions of the requisite approvals of regulatory authorities and stockholder approval of the Merger may not be waived. Either BancGroup or the Bank may terminate the Merger if the Merger is not consummated by January 31, 1996. See "APPROVAL OF THE MERGER -- Conditions of Consummation of the Merger."

         In addition, the boards of directors of BancGroup and the Bank may amend or terminate the Agreement before or after approval by the stockholders of the Bank. No amendments will be made to the Agreement which would alter the Merger Consideration or which, in the opinion of the board of directors of the Bank, would adversely affect the rights of the stockholders of the Bank. Any amendments to the Agreement which in the opinion of the board of directors of the Bank would have a material adverse effect upon the stockholders of the Bank would be submitted to the Bank's stockholders for approval. Such amendments could require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. BancGroup may terminate the

Agreement and abandon the Merger if the Market Value of the BancGroup Common Stock as determined prior to the Effective Date is greater than $27.25. The Bank may terminate the Agreement and abandon the Merger if the Market Value is less than $19.75.

       See "APPROVAL OF THE MERGER -- Conditions of Consummation of the Merger."


BUSINESS OF THE BANK

         The Bank is an Alabama state banking corporation which was organized, and began business, in 1949. The Bank conducts a full service commercial banking business through three branches, all of which are located in Dale County, Alabama (two of which are in Ozark and one of which is in Ariton). As of April 30, 1995, the Bank had assets of approximately $51,500,000, net loans of approximately $23,000,000, and twenty-four full-time employees. Approximately 40% of the Bank's loan portfolio is comprised of residential real estate loans, the predominant portion of which pertain to residential real property located in Dale County, Alabama. The balance of the Bank's loan portfolio is divided approximately evenly between consumer and commercial loans. The Bank's growth in loans over the past several years has been concentrated in residential real estate loans. The lending activities of the Bank are dependant upon the demands within the local markets of its branches. Based on this demand, loans collateralized by residential real estate have been the fastest growing component of the Bank's loan portfolio. See "BUSINESS OF THE BANK."

BUSINESS OF BANCGROUP

         BancGroup is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. It was organized in 1974 under the laws of Delaware. BancGroup operates as its wholly-owned subsidiary Colonial Bank which conducts a full service commercial banking business in the state of Alabama through 95 banking offices. BancGroup also has a wholly-owned bank subsidiary in Tennessee, The Colonial Bank of Tennessee, which conducts a general commercial banking business through four offices located in that state. BancGroup's loan portfolio is comprised primarily of commercial real estate loans (27%) and residential real estate loans (41%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans. The lending activities of Colonial Bank are dependent upon the demands within the local markets of its branches. Based on this demand, loans collateralized by commercial and residential real estate have been the fastest growing component of Colonial Bank's loan portfolio. BancGroup has entered into an agreement to acquire a financial institution in Georgia and, thus, to expand its banking activities into that state. See "BUSINESS OF BANCGROUP."


LENDING ACTIVITIES

         BancGroup, through the branches and offices of its subsidiary banks, makes loans for a range of business and personal uses in response to local demands for credit. Loans are concentrated in Alabama and Tennessee and are dependent upon economic conditions in those states. Alabama has historically been a slow growth state. The following broad categories of loans have varying risks and underwriting standards.

         - Real Estate-Commercial -- Loans classified as commercial real estate loans are loans which are collateralized by real estate and substantially dependent upon cash flow from income-producing improvements attached to the real estate. For BancGroup, these primarily consist of apartments, hotels, office buildings, shopping centers, amusement/recreational facilities, one to four family residential housing developments, and health service facilities.

                 Loans within this category are underwritten based on projected cash flows and loan-to-appraised-value ratios of 80% or less. The risks associated with commercial real estate loans are primarily dependent upon real estate values in local market areas, the equity investments of borrowers, and the borrowers' experience and expertise. BancGroup has diversified its portfolio of commercial real estate loans with less than 10% of its total loan portfolio concentrated in any of the above-mentioned industries.

         - Real Estate-Construction -- Construction loans include loans to finance single family and multi-family residential as well as nonresidential real estate. Loan values for these loans are from 80% to 85% of completed appraised values. The principal risks associated with these loans are related to the borrowers' ability to complete the project and local market demand, the sales market, presales or preleasing, and permanent loan commitments. BancGroup evaluates presale requirements, preleasing rates, permanent loan take-out commitments, as well as other factors in underwriting construction loans.

         - Real Estate-Residential -- These loans consist of loans made to finance one to four family residences and home equity loans on residences. BancGroup may loan up to 95% of appraised value on these loans without other collateral or security.
                 The principal risks associated with one to four family residential loans are the borrowers' debt coverage ratios and real estate values.

         - Commercial, Financial, and Agricultural -- Loans classified as commercial, financial, and agricultural consist of secured and unsecured credit lines and equipment loans for various industrial, agricultural, commercial, retail, or service businesses.

                 The risk associated with loans in this category are generally related to the earnings capacity and cash flows generated from the individual business activities of the borrowers. Collateral consists primarily of business equipment, inventory, and accounts receivables with loan-to-value ratios of less than 80%. Credit may be extended on an unsecured basis or in excess of 80% of collateral value in circumstances as described in the paragraph below.

         - Installment and Consumer -- Installment and consumer loans are loans to individuals for various purposes. Automobile loans and unsecured loans make up the majority of these loans. The principal source of repayment is the earnings capacity of the individual borrowers as well as the value of the collateral. Installment and consumer loans are sometimes made on an unsecured basis or with loan-to-value ratios in excess of 80%.

         Collateral values referenced above are monitored by loan officers through property inspections, reference to broad measures of market values, as well as current experience with similar properties or collateral. Loans with loan-to-value ratios in excess of 80% have potentially higher risks which are offset by other factors including the borrower's or guarantors' credit worthiness, the borrower's other banking relationships, the bank's lending experience with the borrower, and any other potential sources of repayment.

         Colonial Bank and The Colonial Bank of Tennessee fund loans primarily with customer deposits approximately 10% of which are considered more rate sensitive or volatile than other deposits.

COMMON STOCK OF THE BANK

         The holders of common stock of the Bank are entitled to dividends as and when declared by the board of directors out of funds legally available therefor, to one vote for each share held on matters submitted to a vote of stockholders, and, in the event of liquidation, to the net assets remaining after satisfaction of all liabilities. As of April 30, 1995, the Bank had 5,600 shares of its common stock outstanding and 52 stockholders of record. See "COMPARATIVE RIGHTS OF STOCKHOLDERS."


COMMON STOCK OF BANCGROUP-CERTAIN ANTITAKEOVER PROVISIONS

         BancGroup is authorized to issue 44,000,000 shares of its Common Stock, of which on April 30, 1995, 12,219,699 shares were issued and outstanding. Further, up to 766,229 shares of Common Stock are issuable upon conversion of certain debentures of BancGroup and 233,424 shares may be issued under BancGroup's stock option plans. BancGroup has authorized 1,000,000 shares of Preference Stock, none of which has been issued. Certain provisions of BancGroup's Restated Certificate of Incorporation and bylaws may have the effect of preventing, delaying or deferring a change in control of BancGroup. Among other things, these provisions include the election of the BancGroup board of directors on a classified basis, supermajority votes of stockholders to approve certain business combinations, and the inability of stockholders to call special meetings or to act by written consent.

         See "BANCGROUP CAPITAL STOCK AND DEBENTURES," and "COMPARATIVE RIGHTS OF STOCKHOLDERS."

CERTAIN INCOME TAX CONSEQUENCES

         No ruling with respect to the federal income tax consequences of the Merger to the Bank's stockholders will be requested from the Internal Revenue Service (the "IRS"). BancGroup and the Bank have received an opinion from counsel to BancGroup, Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, that, among other things, a stockholder of the Bank who exchanges shares of Bank common stock for BancGroup Common Stock and cash shall recognize gain, if any, but only in an amount not in excess of the sum of such cash received. Also, stockholders of the Bank will also recognize gain to the extent such stockholders receive cash in lieu of fractional shares of BancGroup Common Stock or who receive cash pursuant to the exercise of their dissenting stockholders' rights. See "APPROVAL OF THE MERGER - Certain Federal Income Tax Consequences."


ACCOUNTING TREATMENT

         The acquisition of the Bank will be treated as a "purchase" transaction by BancGroup. Accordingly, the purchase price will be assigned to the fair value of the net tangible assets acquired and any purchase price in excess thereof will be assigned to intangibles. The valuation of intangibles, if any, will be made as of the Effective Date of the Merger. Intangibles, approximating $2,946,000, will be amortized by charges or credits to future earnings over a period approximating 20 years.

RECENT PER SHARE MARKET PRICE

         THE BANK. There is no established public trading market for the common stock of the Bank. To the knowledge of the Bank, 31 shares of Bank common stock have been sold during the last two fiscal years at prices ranging from $350 to $800 per share. The most recent sale occurred on May 18, 1993 when 6 shares sold at $350 per share.

         BANCGROUP. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB."

         The following table indicates the high and low closing prices of the Common Stock as reported on the NYSE and on the NASDAQ System for the last two full fiscal years. Prior to February 21, 1995, BancGroup had two classes of Common Stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded as a NASDAQ security.

                                                                      PRICE OF COMMON STOCK

                                                                   HIGH                     LOW
                1993
                First Quarter                                      23                       20
                Second Quarter                                     23 1/2                   19
                Third Quarter                                      22                       20
                Fourth Quarter                                     21 3/4                   18

                1994
                First Quarter                                      20 1/4                   18
                Second Quarter                                     25                       19 1/4
                Third Quarter                                      24 3/4                   22
                Fourth Quarter                                     23 3/4                   19 1/2

                1995
                First Quarter (1)                                  23 5/8                   19 1/2
                Second Quarter                                     27 1/2                   23 1/8

(1)      Trading on the NYSE commenced on February 24, 1995.


         On May 18, 1995, the business day immediately prior to the public announcement of the Merger, the closing price of the Common Stock on the NYSE was $24.875 per share. The following table presents the market value of BancGroup Common Stock on May 18, 1995, and the market value and equivalent per share value of the Bank common stock on that date:

======================================================================================================
                                                                                          Equivalent
                                             BancGroup                Bank                BancGroup
                                           Common Stock           Common Stock           Common Stock
                                            (Per Share)           (Per Share)            (Per Share)
- ------------------------------------------------------------------------------------------------------
  Comparative Market Value                  $24.875(1)              $713(2)              $1,250(3)
======================================================================================================

         (1)  Closing price as reported by the NYSE.
         (2) There is no established public trading market for the common stock of the Bank. The value shown is the weighted average price at which shares of common stock were sold on the last sale of which management of the Bank is aware.
         (3) If the Merger had closed on, May 18, 1995, 50.2513 (1,250 divided by 24.875) shares of BancGroup Common Stock would have been exchanged for each one share of the Bank common stock. In addition, $535.71 in cash would also have been paid for such share, resulting in a total merger consideration of $1,785.71 per share.

See "COMPARATIVE MARKET PRICES AND DIVIDENDS."


CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

         Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of BancGroup's Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve Board have been satisfied.

         BancGroup's Restated Certificate of Incorporation and bylaws also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's board of directors. These provisions include (1) a classified board of directors, (2) supermajority vote requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of stockholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at stockholder meetings.

         See "COMPARATIVE RIGHTS OF STOCKHOLDERS."


PER SHARE DATA

         The table on the following page presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and the Bank on a historical basis and on a pro forma equivalent basis reflecting the March 31, 1995 acquisition of Brundidge Banking Company and assuming the acquisition of the Bank and Mt. Vernon Financial. Certain information from the table has been taken from the condensed proforma statements of condition and income included elsewhere in this document. The table should be read in conjunction with those proforma statements.

         BancGroup's historical financial information has been restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company and its parent, both entities under common control. The combination is accounted for in a manner similar to a pooling of interests, accordingly BancGroup's historical financial information has been restated to give retroactive effect to the combination (filed on Form 8-K, July 10, 1995 incorporated by reference into this prospectus).

PER SHARE DATA                                                                         Three months       Year
                                                                                          Ended           Ended
                                                                                      March 31, 1995     1994(a)
                                                                                      --------------------------
BANCGROUP-HISTORICAL (RESTATED):
Net Income
    Primary                                                                             $    0.69       $  2.28
    Fully diluted                                                                            0.67          2.23

Book value at end of period                                                                 16.82         16.08

Dividends per share:
    Common Stock                                                                            0.225
    Common A                                                                                               0.80
    Common B                                                                                               0.40

BANCGROUP AND COMPLETED ACQUISITIONS (BRUNDIDGE BANKING COMPANY)
 PRO FORMA COMBINED:
Net Income
    Primary                                                                                  0.69          2.26
    Fully diluted                                                                            0.67          2.22


FARMERS AND MERCHANTS BANK:
Net Income
    Historical
      Primary                                                                               40.18        144.29

    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank Only (b):
      Primary                                                                               32.11        104.58
      Fully diluted                                                                         31.19        102.29

    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank and
      Mt. Vernon Financial (b):
      Primary                                                                               31.65        104.58
      Fully diluted                                                                         30.73        102.75


Book value at end of period
    Historical                                                                           1,316.31      1,311.14
    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank Only (b)       781.17           N/A
    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank and
      Mt. Vernon Financial (b)                                                             798.60           N/A

Dividends per share
    Historical (c)                                                                          35.00         35.00
    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank Only (b)        10.32         36.70
    Pro forma equivalent assuming acquisition of Farmers and Merchants Bank and
      Mt. Vernon Financial (b)                                                              10.32         36.70


BANCGROUP-PRO FORMA COMBINED (FARMERS AND MERCHANTS BANK ONLY):
Net Income:
    Primary                                                                                  0.70          2.28
    Fully diluted                                                                            0.68          2.23

Book value at end of period                                                                 17.03           N/A


BANCGROUP-PRO FORMA COMBINED (FARMERS AND MERCHANTS BANK AND MT. VERNON FINANCIAL)
Net Income
    Primary                                                                                  0.69          2.28
    Fully diluted                                                                            0.67          2.24

Book value at end of period                                                                 17.41           N/A

N/A Not applicable due to pro forma balance sheet being presented only at March
    31, 1995 which assumes the transanction was consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.


(a) Per share data of Colonial BancGroup, Inc. is for the year ended December 31, 1994 (as restated). Per share data of Farmers and Merchants Bank is for the year ended December 31, 1994.


(b) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of Farmers and Merchants Bank. For the purposes of these pro forma equivalent per share amounts, a 45.87 BancGroup common stock share conversion ratio is utilized. The ratio is based on the 10-day average market price of Colonial BancGroup, Inc. common stock of $27.275 at July 5, 1995 and the stated 256,881 minimum shares to be issued. In addition, Farmers and Merchants Bank shareholders are to receive $535.71 per share in cash.


(c) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the 45.87 conversion ratio per share of Farmers and Merchants Bank common stock (see note (b)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.


(d) Farmers and Merchants Bank has paid dividends as follows:


                                                     Per share            Total
    -----------------------------------------------------------------------------
    Year ended December 31, 1993                        $25              $140,000
    Year ended December 31, 1994                        $35              $196,000
    Quarter ended March 31, 1995                        $35              $196,000

         BancGroup permitted the Bank to pay a dividend of $17.50 per share effective for Stockholders of record June 30, 1995. This dividend will be counted as part of the dividend that may be paid by the Bank immediately prior to the Effective Date. See "APPROVAL OF THE MERGER."

                                  INTRODUCTION


GENERAL

         This Prospectus is being furnished to the stockholders of the Bank in connection with the solicitation of proxies by the board of directors of the Bank for use at a Special Meeting of stockholders to be held at 101 Main Street, Ariton, Alabama 36311 on _______________, 1995, at 1:30 p.m., local time, and at any adjournments thereof (the "Special Meeting"), as stated in the accompanying Notice of Special Meeting of Stockholders and described herein. The purpose of the Special Meeting is to consider and vote upon the proposed merger of the Bank with and into Colonial Bank. Colonial Bank will be the surviving corporation in the Merger.

         This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup stockholders is required to approve the Merger.

         The board of directors of the Bank believes that the Merger is in the best interests of the Bank and its stockholders and unanimously recommends that stockholders vote "FOR" the Merger (item 1 on the proxy card). Each member of the board of directors of the Bank has separately agreed with BancGroup to vote his or her shares in favor of the Merger.


RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

         Shares of common stock, par value $100 per share, are the only securities of the Bank issued and outstanding. The close of business on _______________, 1995, has been fixed by the board of directors of the Bank as the record date for determination of stockholders entitled to vote at the Special Meeting. There were 52 record holders of Bank common stock as of such date. On that date, there were outstanding 5,600 shares of common stock of the Bank, each entitled to one vote per share.

         Approval of the Merger requires the affirmative vote of at least two-thirds of the outstanding shares of common stock of the Bank. Each share is entitled to one vote.

         Assuming that (i) no dissenters' rights of appraisal are exercised in connection with the Merger and (ii) a Market Value of BancGroup's Common Stock of $27.275 (10 day average at July 5, 1995) per share, upon consummation of the Merger (a) 256,881 shares of BancGroup Common Stock will be issued and $3,000,000 in cash will in the aggregate be paid in connection with the Merger and (b) former holders of Bank common stock will hold 256,881 shares, or 2%, of the BancGroup Common Stock then outstanding.

         Under Alabama law, stockholders of the Bank will have dissenters' rights of appraisal with respect to the Merger. It is a condition to consummation of the Merger that the holders of not more than 10% of the shares of the Bank's common stock exercise dissenters' appraisal rights. This condition may be waived by BancGroup. The condition was placed in the Agreement by BancGroup to limit the amount of cash that BancGroup might have to pay in the Merger in case a larger number of shareholders of the Bank exercise dissenters' rights of appraisal. See "APPROVAL OF THE MERGER -- Rights of Dissenting Stockholders."

         If the Merger is approved at the Special Meeting, the Bank is expected to merge with and into Colonial Bank promptly after the other conditions to the Agreement are satisfied.

See "APPROVAL OF THE MERGER -- Conditions of Consummation of the Merger." If the Merger is not approved at the Special Meeting and it becomes reasonably and objectively certain that stockholder approval cannot be obtained or the other conditions to the Agreement are not satisfied, the Bank will continue to operate in the foreseeable future as an independent bank, and the Merger will be terminated.

         THE BOARD OF DIRECTORS OF THE BANK URGES THE STOCKHOLDERS OF THE BANK TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE MERGER.


SOLICITATION, VOTING AND REVOCATION OF PROXIES

         In addition to soliciting proxies by mail, directors, officers, and other employees of the Bank, without receiving special compensation therefor, may solicit proxies from the Bank's stockholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of common stock of the Bank held of record by such persons

         The cost of assembling and mailing this Prospectus and other materials furnished to stockholders of the Bank and all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of the Bank, mail material to or otherwise communicate with beneficial owners of the shares held by them, will be paid by the Bank. Expenses incident to the registration of the securities to be issued in connection with the Merger will be paid by BancGroup.

         Each proxy which is solicited on behalf of the Bank, as stated on such proxy, permits each record holder of common stock of the Bank to vote on the Merger. Where a stockholder specifies his choice on the proxy with respect to the Merger, the shares represented by the proxy will be voted in accordance with such specification. IF NO SUCH SPECIFICATION IS MADE, THE SHARES WILL BE VOTED IN FAVOR OF THE MERGER. Properly executed proxies will be voted in accordance with the determination of a majority of the board of directors of the Bank as to any other matter which may properly come before the Special Meeting. The enclosed proxy card should be returned in the accompanying envelope.

         Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will be counted for purposes of determining a quorum at the Special Meeting. Stockholders who execute proxies retain the right to revoke them at any time. However, abstentions and broker non-votes will have the same effect as a "no" vote respecting stockholder approval of the Merger.

         A proxy may be revoked prior to its exercise by: (i) filing with the Bank a written notice of revocation at any time prior to the vote at the Special Meeting; (ii) delivering to the Bank a duly executed proxy bearing a later date; or (iii) attending the Special Meeting and voting in person.

         The board of directors of the Bank is not aware of any business to be acted upon at the Special Meeting other than consideration of the Merger described herein.


VOTING EFFECT OF MERGER

         Assuming a Market Value of BancGroup Common Stock of $27.275 (10 day average at July 10, 1995), 256,881 shares of BancGroup Common Stock would be distributed to the stockholders of the Bank pursuant to the Merger. Accordingly, the 256,881 shares of Common Stock to be issued in the Merger will represent 2% of the total number of shares of Common Stock outstanding following the Merger.


                             APPROVAL OF THE MERGER

         THE FOLLOWING DESCRIPTIONS WHICH, IN THE OPINION OF BANCGROUP AND THE BANK, CONTAIN A FAIR SUMMARY OF ALL MATERIAL PROVISIONS OF THE AGREEMENT AND PLAN OF MERGER, ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE AGREEMENT ATTACHED HERETO AS APPENDIX A, AND CERTAIN PROVISIONS OF ALABAMA LAW RELATING TO THE RIGHTS OF DISSENTING STOCKHOLDERS, A COPY OF WHICH IS ATTACHED HERETO AS APPENDIX B. ALL BANK STOCKHOLDERS ARE URGED TO READ THE AGREEMENT AND THE OTHER APPENDICES IN THEIR ENTIRETY.


GENERAL

         The board of directors of the Bank has agreed that, subject to stockholder ratification and confirmation, receipt of necessary regulatory approval and certain other conditions described below at "Conditions of Consummation of the Merger," the Bank will merge with and into Colonial Bank, a wholly-owned subsidiary of BancGroup. Upon completion of the Merger, the corporate existence of the Bank will cease, and Colonial Bank will succeed to the business formerly conducted by the Bank.

         In the event there is an insufficient number of shares of Bank common stock present in person or by proxy at the Special Meeting to approve the Merger, the board of directors of the Bank intends to adjourn the Special Meeting. Any such adjournment will require the affirmative vote of a majority of shares present at the Special Meeting. The effect of any such adjournment would be to permit the Bank to continue to solicit additional proxies for approval of the Merger. While such an adjournment would not invalidate any proxies previously filed, including those filed by stockholders voting against the Merger, it would give the Bank the opportunity to solicit additional proxies in favor of the Merger.


REASONS FOR AND BACKGROUND OF THE MERGER

         Management of the Bank believes that pending interstate banking legislation will result in a fewer number of banks competing in a given market area, and the Bank's inability to compete with larger, better capitalized Banks in its market area will put the Bank at a competititve disadvantage.
Management of the Bank also believes that continued compliance with state and federal regulatory requirements, and upgrading customer services to compete with existing and anticipated competitors, will necessitate additional personnel and overhead costs, both of which may materially reduce the Bank's profitability.

         The Merger will also enable BancGroup to expand its banking operations in southeast Alabama in locations where BancGroup has not previously had branch banking offices.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

         The Agreement provides that at the Effective Date, the Bank shall pay to or for the benefit of its employees the Bank's 1995 earnings through the end of the month immediately prior to the Effective Date. For this purpose, the Bank's "1995 earnings" shall mean earnings from normal and customary operations of the Bank determined in accordance with Generally Accepted Accounting Principles ("GAAP"). The Bank shall provide to BancGroup income statements sufficient to show the calculation of 1995 earnings. In addition to any expenses which may for purposes of GAAP reduce 1995 earnings, any expenses incurred by the Bank in connection with (i) the Merger (including but not limited to, attorney and auditing fees and expenses, printing, mailing, and travel costs) and (ii) certain assets (estimated to be $9,598.05), shall be accrued and included in calculating 1995 earnings. Before making such payments to its employees, however, the Bank shall provide in writing to BancGroup a list of all employees of the Bank who are recommended by the Bank to receive such payments, showing the name of the employee and the employee's position and years of service at the Bank, the amount recommended to be received by or paid for the benefit of the employee, and the method by which the Bank proposes to make such payment and the reasons for such payment, including the method of payment, as to each employee. For this purpose, the "method" of payment may be in the form of a retention agreement payment, a cash bonus, a profit sharing plan contribution or other similar award and may vary for each employee. BancGroup shall have the right to approve or modify the payments for each employee and the employees to whom payments will be made, and the Bank shall only make such payments, including any modifications, as are approved in writing by BancGroup. No payments shall be made if such payments would fail to be deductible for federal income tax purposes by virtue of section 280G of the Code.

     The Agreement also prohibits the Bank from granting increases in the rate of compensation payable to any of the Bank's officers or employees without the prior written consent of BancGroup. BancGroup has permitted the Bank to increase the monthly salaries of Christopher K. Wilson and D. Kyser Wilson by $7500 each, effective June 1, 1995. See "Conduct of Business Pending the Merger."


CONVERSION OF BANK SHARES

         On the effective date of the Merger (the "Effective Date"), each share of the Bank's common stock outstanding and held of record by Bank stockholders shall be converted into both shares of BancGroup Common Stock and cash. Each outstanding share of Bank common stock shall be converted into the number of shares, or such fractions of a share, of BancGroup Common Stock which shall be equal to $7,000,000 divided by the total number of shares of Bank common stock outstanding divided by the Market Value. The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the

Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the 10 trading days ending on the trading day immediately preceding the Effective Date. In addition, BancGroup will pay an aggregate of $3,000,000 in cash for the outstanding shares of Bank common stock, with $535.71 in cash to be paid for each one share of Bank common stock assuming 5,600 shares of Bank common stock outstanding. The amount of cash to be paid will not vary. (The BancGroup Common Stock to be issued and cash to be paid in exchange for Bank common stock as stated above is sometimes referred to as the "Merger Consideration.")

         Notwithstanding the foregoing, the maximum number of shares of Common Stock that BancGroup shall be required to issue in the Merger shall be 354,430, and the minimum number of such shares that BancGroup shall be required to issue shall be 256,881.

         No fractional shares of BancGroup Common Stock will be issued, and each stockholder of the Bank having a fractional interest arising upon the conversion or exchange of the Bank common stock into BancGroup Common Stock will, at the time of surrender of the certificates representing the Bank common stock, be paid by BancGroup an amount of cash equal to the value of such fractional interest based on the fair market value of such fractional share. Fair market value for this purpose shall be the Market Value as defined above. Such fair market value will, therefore, represent the same value that such fractional interest would have been entitled to receive in BancGroup Common Stock.

         As an example, if the market Value is $24, and assuming 5,600 shares of Bank common stock outstanding, then each one share of Bank common stock shall be converted into 52.08 shares of BancGroup Common Stock (i.e., $7,000,000 divided by 5,600 divided by the Market Value). A shareholder of the Bank holding 123 shares of Bank common stock would be entitled to receive in the aggregate 6,405.84 shares of BancGroup Common Stock (123 multiplied by 52.08). Fractions of shares will not be issued. Thus, a total of 6,405 shares of BancGroup Common Stock would actually be issued to such stockholder, with the .84 of a share of BancGroup Common Stock converted to cash equal to $20.16 ($24 multiplied by .84). In addition, such stockholder would be paid $65,892.33 in cash for such stockholder's 123 shares of Bank common stock.

         The Market price of the BancGroup Common Stock as reported on the NYSE as of ___________, 1995 was $_______ per share. If the Market Value of such stock at the Effective Date is $27.25 per share or higher, only the minimum of 256,881 shares of BancGroup Common Stock (plus cash) will be issued in the Merger. Hence, to the extent that the Market Value exceeds $27.25, the value of the 256,881 shares to be issued will exceed $7,000,000. See, "APPROVAL OF THE MERGER -- Conversion of Bank Shares." BancGroup also has the right to terminate the Merger if the Market Value exceeds $27.25. See "APPROVAL OF THE MERGER -- Conditions of Consummation of the Merger."

         If any stockholder of the Bank exercises dissenters' rights of appraisal and receives cash for Bank common stock held, the number of shares of BancGroup Common Stock to be issued in the Merger will be adjusted to reduce such shares based upon the conversion of such Bank common stock into cash.

         Upon the Effective Date and subject to the conditions described at "Conditions of Consummation of the Merger," the Bank's stockholders will automatically, and without further action by such stockholders or by BancGroup, become owners of BancGroup Common Stock as described herein. Outstanding certificates representing shares of the common stock of the Bank shall represent shares of Common Stock of BancGroup. Thereafter, upon surrender of the certificates formerly representing shares of Bank common stock, the holder will be entitled to receive certificates for the Common Stock of BancGroup and the cash payment to which such person is entitled. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former stockholder of the Bank unless and until such stockholder surrenders for cancellation his certificate for Bank common stock. No interest will be paid on the cash to be distributed in the Merger. Shares issued upon consummation of the Merger, however, may be traded following the Effective Date and prior to receipt of certificates representing such shares. Trust Company Bank, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of Bank common stock surrendered in connection with the Merger.

         A detailed explanation of these arrangements will be mailed to Bank stockholders within seven (7) business days following the Effective Date. Stock certificates should not be sent to the Exchange Agent until such notice is received.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of certain anticipated material federal income tax consequences of the Merger to the Bank and the Bank stockholders who are citizens of the United States. It does not discuss all the tax consequences that may be relevant to the Bank stockholders entitled to special treatment under the Internal Revenue Code of 1986, as amended (the "Code") (such as insurance companies, dealers in securities, tax-exempt organizations or foreign persons) or to Bank stockholders who acquired their Bank common stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary set forth below does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Agreement or the Merger itself. EACH BANK STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISOR AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER ON HIS OR HER OWN PARTICULAR FACTS

AND CIRCUMSTANCES, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

         No ruling has been or will be requested from the Internal Revenue Service ("IRS") as to any of the federal income tax effects to the Bank stockholders of the Merger or the federal income tax effects to the Bank. Instead, the Bank is relying upon an opinion of BancGroup's special counsel, Miller, Hamilton, Snider & Odom, L.L.C., as to the federal income tax consequences of the Merger to the Bank stockholders and to the Bank.

         Based upon the opinion of Miller, Hamilton, Snider & Odom, L.L.C., which relies upon various representations and is subject to various assumptions and qualifications, including that the Merger is consummated in the manner and according to the terms provided in the Agreement, the following federal income tax consequences to the Bank stockholders and to the Bank will result from the Merger. The tax opinion is based upon certain assumptions, including the assumption that the Bank has no knowledge of any plan or intention on the part of the Bank stockholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the Bank common stock outstanding immediately before the Merger. The following presents a summary of that opinion:

         1. The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

         2. No gain or loss will be recognized by the Bank as a result of the Merger;

         3. A Bank stockholder who exchanges shares of Bank common stock for a combination of BancGroup common stock and cash, as described in the Agreement, shall recognize gain, if any, but in an amount not in excess of the sum of such cash received. The amount of the gain realized will be the excess of (a) the sum of (i) the amount of cash received and (ii) the fair market value of shares of BancGrop common stock received, over
                 (b) the tax basis of the shares of Bank common stock exchanged therefor. No loss shall be recognized. Any gain recognized by stockholders of the Bank will be characterized as capital gain if the Bank common stock is a capital asset in the hands of such stockholders and their receipt of the cash does not have "the effect of the distribution of a dividend" within the meaning of Section 356(a)(2) of the Code, as interpreted by the United States Supreme Court in Commission v. Clark, 489 U.S. 726 (1989). Pursuant to Clark, a Bank stockholder will be treated as if the stockholder received only BancGroup Common Stock and then BancGrop redeemed a portion of such common stock for the amount of cash that was actually issued. If that hypothetical redemption satisfies any of the tests of
                 Section 302(b) of the Code, then the hypothetical redemption will be treated as an exchange. Otherwise, the receipt of the cash will be treated as a dividend under Section 356(a)(2) of the Code. Bank stockholders should be able to satisfy one or more of the tests of Section 302(b) of the Code. However, the application of such provision is dependent on each stockholder's particular facts and circumstances and is affected by the attribution rules of
                 Section 318 of the Code. Consequently, stockholders should seek independent tax advice as to the tax effect of the merger, including the receipt of the cash, to them.

         4. The payment of cash to a Bank stockholder in lieu of a fractional share of BancGroup common stock as part of the Merger will be treated as if the fractional share was delivered to the stockholder and then redeemed by BancGroup, with the tax effect of such deemed redemption being determined under Section 302(b) of the Code;

         5. A Bank stockholder who dissents and receives only cash pursuant to the appraisal rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Bank common stock converted, if the shares of Bank Common Stock were held as capital assets. However, a Bank stockholder who receives only cash may need to consider the effects of Sections 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

         6. The basis of the BancGroup common stock (including any fractional share) received by a Bank stockholder in the Merger will be the same as the basis of the Bank common stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount treated as a dividend and the amount of gain recognized on the exchange.

         7. The holding period of the BancGroup common stock received by a Bank stockholder in the Merger will include the holding period of the Bank common stock surrendered in exchange therefor, provided such shares of Bank common stock were capital assets or property described under Section 1231 of the Code in the hands of the Bank stockholder on the day of the Merger, and otherwise will begin on the date following the date of the Merger.

         If the assumption stated above, that there is no plan or intention by the Bank stockholders to sell of dispose of BancGroup common stock that would reduce their holdings to the number of shares, with an aggreate fair market value of at least 50 percent of the total fair market value of Bank common stock outstanding immediately before the Merger were to be incorrect, then counsel would not be able to opine that the Merger is a tax-free reorganization under the Code. Accordingly, the Merger must satisfy the "continuity of interest" requirement contained in Treasury Regulations and in judicial authority. The IRS has stated that, for ruling purposes, for mergers to qualify as tax-free reorganizations, the stockholders of the acquired corporation must receive and retain stock of the acquiror equal to 50 percent of the aggregate value of the acquired corporation immediately before the Merger.

         The opinion of Miller, Hamilton, Snider & Odom, L.L.C., is based entirely upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the IRS.


OTHER POSSIBLE CONSEQUENCES

         If the Merger becomes effective, the stockholders of the Bank, an Alabama state banking corporation, will exchange their shares of common stock for securities in a Delaware business corporation.

         The state tax consequences, where applicable, of owning stock of a Delaware business corporation may be different from those of owning shares of an Alabama state banking corporation.

         For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Bank common stock as compared with BancGroup Common Stock, see "COMPARATIVE RIGHTS OF STOCKHOLDERS."


CONDITIONS OF CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to a number of conditions. The Agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of the Bank.

         The Merger must be approved by the Alabama State Banking Department (the "Alabama Department"), the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Federal Deposit Insurance Corporation ("FDIC"). Applications for approval have been filed with these agencies. Any of these agencies might refuse or revoke approval or condition approval on one or more of the parties agreeing to take some action such as making some change in operations. The Merger may not be consummated for 15 days after the approval of the Merger by the Federal Reserve. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

         The obligations of the Bank and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or in which it is sought to obtain divestiture, rescission or damages in connection with the Merger, (ii) the absence of any investigation by any governmental agency which might result in any such proceeding, (iii) consummation of the Merger no later than January 31, 1996, and (iv) receipt of a favorable opinion of counsel to BancGroup regarding certain federal income tax consequences of the Merger.

         The mutual obligations of the Bank and BancGroup to consummate the Merger are further conditioned upon, among other things, (i) the accuracy in all material respects of the representations and warranties of the Bank and BancGroup contained in the Agreement, and the performance by the Bank and BancGroup of all covenants and agreements of the Bank and BancGroup; (ii) the absence of any material adverse changes in the results of operations and financial condition of the Bank and BancGroup or their subsidiaries since March 31, 1995, except as may be disclosed in the Agreement; and (iii) in the case of BancGroup's obligations, receipt by BancGroup of certain undertakings from holders of the Bank common stock who may be deemed to be "affiliates" of the Bank pursuant to the rules of the Securities and Exchange Commission (the "Commission").

         It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement, will be satisfied, but the Agreement states that the Bank and BancGroup may waive all conditions to their obligations to consummate the Merger, but the conditions of the requisite approvals of regulatory authorities and Bank stockholder approval of the Merger may not be waived. In making any decisions regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the board of directors of the Bank would be subject to fiduciary duty standards imposed upon such board by relevant law that would require such boards to act in the best interests of their respective stockholders.

         In addition, the boards of directors of BancGroup and the Bank may amend or terminate the Agreement before or after approval by the stockholders of the Bank. No amendments will be made to the Agreement which would alter the Merger Consideration or which, in the opinion of the board of directors of the Bank would adversely affect the rights of the stockholders of the Bank. Any amendments to the Agreement which in the opinion of the board of directors of the Bank would have a material adverse effect upon the stockholders of the Bank would be submitted to the Bank's stockholders for approval. Such amendments could require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission.

         BancGroup may terminate the Agreement and abandon the Merger if the Market Value of the BancGroup Common Stock as determined prior to the Effective Date is greater than $27.25. The Bank may terminate the Agreement and abandon the Merger if the Market Value is less than $19.75.


CONDUCT OF BUSINESS PENDING THE MERGER

         The Agreement contains certain restrictions on the conduct of the business of the Bank pending consummation of the Merger. In particular, prior to the Effective Date, the Agreement prohibits the Bank from taking any of the following actions, subject to certain limited exceptions previously agreed to by the parties, without the prior written approval of BancGroup:

         (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury);

         (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

         (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

         (iv) Except as stated below, declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities;

         (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or cancelling, or agreeing to cancel, any debts or claims;

         (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

         (vii) Suffering any losses or waiving any rights of value which in the aggregate are material;

         (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

         (ix) Making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee except that accruals for bonuses to be paid in accordance with normal and usual practice may be made in case the Merger is not consummated;

         (x) Except in accordance with normal and usual practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

         (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

         (xii) Entering into any other material transaction other than in the ordinary course of business.

         Notwithstanding clause (iv) above, the Bank may declare and pay a dividend immediately prior to the Effective Date which may be equal to the amount of the dividend paid for 1994 prorated for the number of months, including fractions of a month, from January 1, 1995, to the Effective Date. Hence, the prorated dividend shall be calculated on the basis of the amount of the 1994 dividend, divided by 12, and multiplied by the number of months from January 1, 1995, to the Effective Date, including fractions of a month.

         BancGroup permitted the Bank to pay a dividend of $17.50 per share effective for stockholders of record on June 30, 1995. This dividend will be counted as part of the dividend that may be paid by the Bank immediately prior to the Effective Date as described in the preceding paragraph. BancGroup also permitted the Bank to contribute $50,000 to the Bank's profit sharing plan as of June 30, 1995, and BancGroup permitted increases in the salaries of Christopher K. Wilson and D. Kyser Wilson commencing June 1, 1995, in the amount of $7500 per month each. See "Interest of Certain Persons in the Merger."

         Until the termination of the Agreement, neither the Bank nor any of its directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, the Bank or any business combination involving the Bank other than as contemplated by the Agreement.
The Bank will notify BancGroup immediately if any such inquiries or proposals are received by the Bank, if any such information is requested from the Bank, or if any such negotiations or discussions are sought to be initiated with the Bank. The Bank shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that nothing contained in the Agreement shall be deemed to prohibit any officer or director of such party from fulfilling his fiduciary duty or from taking any action that is required by law.


RIGHTS OF DISSENTING STOCKHOLDERS

         Title 10, chapter 2B, article 13 of the Alabama Code (1975) provides for rights of appraisal for the value of the shares of a stockholder of record who (i) has delivered notice in writing to the Bank before the vote is taken that he intends to seek a cash payment if the

Merger is consummated and (ii) does not vote in favor of the Merger. Within ten (10) days after the Merger, Colonial Bank, as the corporation surviving the Merger, will send to each stockholder who has given such notice to the Bank a dissenter's notice (the "Dissenter's Notice") stating, among other things, a date not less than thirty (30) days nor more than sixty (60) days after the date of the Dissenter's Notice by which the stockholder must submit a written payment demand. Within twenty (20) days after making such payment demand, the stockholders shall submit the certificates representing shares in the Bank to Colonial Bank for notation thereon that such demand has been made.

         As soon as the proposed corporate action is taken, or upon the receipt of a payment demand by the stockholders, Colonial Bank will offer to pay each dissenter the amount which Colonial Bank estimates to be the fair value of the shares, plus accrued interest, and each dissenter may agree to accept such offer of payment. Upon receiving payment, such dissenter ceases to have any interest in the shares. If a dissenting stockholder is dissatisfied with Colonial Bank's offer of payment, the stockholder may notify Colonial Bank in writing within 30 days after Colonial Bank's offer of his or her own estimate of the fair value plus interest and demand such payment, or such dissenter may simply reject Colonial Bank's offer and demand payment of the fair value.

         A record stockholder may assert dissenters' rights as to fewer than all shares registered in such holder's name, but only if the record holder dissents with respect to all shares beneficially owned by any one beneficial stockholder and provides written notice to the Bank of the name and address of each person on whose behalf the dissenting rights are asserted. A "beneficial shareholder" is defined by title 10, chapter 2B, article 13 of the

Alabama Code as the "person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder." For these purposes, "shareholder" and "stockholder" have the same meaning. The rights of a partial dissenter are determined as if the shares as to which such holder dissents and other shares held by the holder are registered in different names of stockholders. Thus, if a beneficial stockholder owns shares of Bank common stock through a bank, broker, or other nominee, such beneficial stockholder may assert dissenters' rights, but only if the bank, broker or nominee dissents with respect to all shares beneficially owned by such stockholder through the bank, broker or nominee and provides the Bank with the name and address of each such person wishing to assert dissenters' rights. The beneficial stockholder must submit to the Bank the consent of the record stockholder, i.e., the bank, broker or nominee holding for the dissenting beneficial stockholder, not later than the time the dissenting beneficial stockholder asserts dissenters rights.

         If Colonial Bank fails to make an offer to a dissenting stockholder within 60 days after the date set for demanding payment, the stockholder may notify Colonial Bank of his or her own fair value and demand payment. If the dissenting stockholder and Colonial Bank cannot agree upon the fair value, plus interest, to be paid for shares that are the subject of the demand, then Colonial Bank shall convene a proceeding in the Circuit Court of Dale County within 60 days of the payment demand to have the fair value of the shares plus accrued interest determined. If Colonial Bank does not commence the proceeding within 60 days and the stockholder's account still remains unsettled, Colonial Bank must pay each dissenter the amount of money demanded. In any court proceeding, the court shall assess costs against Colonial Bank except that the court may assess costs against all or some of the dissenting stockholders if the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment.

         A stockholder who dissents and obtains payment under these procedures may not challenge the Merger unless the Merger is unlawful or fraudulent with respect to the stockholder or the Bank.

         FAILURE OF A STOCKHOLDER TO COMPLY WITH ANY REQUIREMENTS OF THE PROVISIONS RELATING TO DISSENTER'S RIGHTS OF APPRAISAL WILL RESULT IN A FORFEITURE BY SUCH STOCKHOLDER OF APPRAISAL RIGHTS.

         References herein to applicable statutes are summaries of portions thereof and do not purport to be complete and are qualified in their entirety by reference to applicable law. Title 10, section 2B, article 13 of the Alabama Code (1975) is attached hereto as Appendix B. STOCKHOLDERS SHOULD READ APPENDIX B CAREFULLY.


RESALE OF BANCGROUP COMMON STOCK

         The issuance of the shares of BancGroup Common Stock pursuant to the Merger has been registered under the Securities Act of 1933 (the "Securities Act") and the shares so issued may be traded without restriction, except that such registration does not cover resales by persons ("Affiliates") receiving such Common Stock who may be deemed to control or be controlled by, or be under common control with, the Bank at the time of the Special Meeting. Rule 145 promulgated by the Commission under the Securities Act restricts the resale of Common Stock received in the Merger by Affiliates.

         The Bank will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal stockholders) who may be deemed to be Affiliates. The Bank will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of Common Stock by such person except pursuant to Rule 145 of the Commission or pursuant to an effective registration or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. If such certificates are not received and BancGroup waives receipt of such condition, the certificates for the shares of Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.


ACCOUNTING TREATMENT

         The acquisition of the Bank will be treated as a "purchase" transaction by BancGroup. Accordingly, the purchase price will be assigned to the fair value of the net tangible assets acquired and any purchase price in excess thereof will be assigned to intangibles. The valuation of intangibles, if any, will be made as of the Effective Date of the Merger. Intangibles, in the approximate amount of $2,946,000, will be amortized by charges or credits to future earnings over a period approximately twenty years.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS


BANCGROUP

         BancGroup Common Stock is listed for trading on the New York Stock Exchange ("NYSE"). The Common Stock was first listed on the NYSE on February 24, 1995. Prior to February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. The Class B was not publicly traded. The Class A Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System. The Class A and Class B Common Stock were reclassified into one class of Common Stock on February 21, 1995, and the Class A Common Stock ceased to be quoted on NASDAQ on February 24, 1995.

         The following table shows the dividends paid per share and indicates the high and low closing prices for the Common Stock as reported by the NASDAQ National Market System up to February 24, 1995, and the same information reported by the NYSE for the Common Stock commencing February 24, 1995.

                                                              Price and Dividends Paid
                                                              ------------------------

                                                                                 Dividends
                                                            High       Low      (per share)
                                                            ----       ---      -----------
         1993 -     1st Quarter                             23         20          $0.17
                    2nd Quarter                             23 1/2     19           0.18
                    3rd Quarter                             22         20           0.18
                    4th Quarter                             21 3/4     18           0.18

         1994 -     1st Quarter                             20 1/4     18           0.20
                    2nd Quarter                             25         19 1/4       0.20
                    3rd Quarter                             24 3/4     22           0.20
                    4th Quarter                             23 3/4     19 1/2       0.20

         1995 -     1st Quarter                             23 5/8     19 1/2       0.225
                    2nd Quarter                             27 1/2     23 1/8       0.225

         On May 18, 1995, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NYSE of the Common Stock was 24.875 per share.

         At December 31, 1995, BancGroup's banking subsidiaries accounted for approximately 99.98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from Colonial Bank. Various statutory provisions limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.


THE BANK

         There is no organized public market for the Bank's common stock. To the knowledge of the Bank, 31 shares of Bank common stock have been sold during the last two fiscal years. The most recent sale took place on May 18, 1993 when 6 shares were sold at a price of $350 per share.

         The Bank has paid cash dividends at the rate of $35 per share annually for the last two years, and it paid a dividend of $17.50 per share effective June 30, 1995. The Agreement contains certain restrictions on the Bank's right to pay dividends prior to consummation of the Merger. See "APPROVAL OF THE MERGER-Conduct of Business Pending the Merger."

         The Agreement provides that the Bank shall not pay dividends prior to the Effective Date except that the Bank may declare and pay a dividend immediately prior to the Effective Date which may be equal to the amount of the dividend paid for 1994 prorated for the number of months, including fractions of a month, from January 1, 1995, to the Effective Date. Such prorated dividend shall be calculated on the basis of the amount of the 1994 dividend, divided by 12, and multiplied by the number of months from January 1, 1995, to the Effective Date, including fractions of a month. BancGroup permitted the Bank to pay a dividend of $17.50 per share as of June 30, 1995. This dividend will be counted as part of the dividend that may be paid by the Bank immediately prior to the Effective Date.


                     BANCGROUP CAPITAL STOCK AND DEBENTURES

         BancGroup's authorized capital stock consists of 44,000,000 shares of its Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of April 30, 1995, there were issued and outstanding a total of 12,219,699 shares of Common Stock. No shares of Preference Stock are issued and outstanding. Also, BancGroup issued in 1985 $7,500,000 in principal amount of its 12 3/4% Convertible Subordinated Debentures due 2000, Series A (the "1985 Debentures") of which $7,494,000 are currently outstanding and are convertible at any time into 410,622 shares of Common Stock subject to adjustment, and BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $9,964,000 are currently outstanding and are convertible at any time into 355,607 shares of Common Stock, subject to adjustment. There are 233,424 shares of Common Stock subject to issue under BancGroup's stock option plans.

         The following statements with respect to Common Stock and Preference Stock are brief summaries of material provisions of Delaware law and the Restated Certificate of Incorporation (the "Certificate"), as amended, of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.


COMMON STOCK

         Dividends. Subject to the rights of holders of BancGroup's Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup board of directors, the holders of Common Stock are entitled to share ratably in such dividends.

         Voting Rights. Each holder of Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

         Preemptive Rights. The holders of Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

         Issuance of Stock. The BancGroup Certificate authorizes the BancGroup board to issue authorized shares of Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of Common Stock under certain circumstances.

         Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.


PREFERENCE STOCK

         BancGroup's Preference Stock may be issued from time to time as a class without series, or if so determined by the BancGroup board of directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of BancGroup Preference Stock (or of the entire class of BancGroup Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the BancGroup board of directors. BancGroup Preference Stock may have a preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the BancGroup board.


1985 DEBENTURES

         BancGroup issued in 1985 its 12 3/4% Convertible Subordinated Debentures due 2000, Series A in the total principal amount of $7,500,000. The 1985 Debentures were issued under a trust indenture (the "1985 Indenture") between BancGroup and Sun Bank, National Association, Orlando, Florida, as trustee.

         The 1985 Debentures will mature on December 15, 2000, and are convertible into shares of BancGroup Common Stock at the option of a holder thereof prior to December 15, 2000, at the conversion price of $18.25 principal amount of the 1985 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1985 Indenture. In the event all of the outstanding 1985 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1985 Indenture, a total of 410,622 shares of such Common Stock will be issued. The 1985 Debentures are redeemable, in whole or in part, at the option of BancGroup, commencing on December 17, 1995, at a redemption price equal to the face value of the 1985 Debentures plus accrued interest to the date fixed for redemption. The payment of principal and interest on the 1985 Debentures is subordinate, to the extent provided in the 1985 Indenture, to the prior payment when due of all Superior Indebtedness of BancGroup. "Superior Indebtedness" is defined as the principal of and unpaid interest on all indebtedness of BancGroup to contract creditors. The 1985 Debentures rank pari passu (i.e., equally) with the 1986 Debentures.


1986 DEBENTURES

         BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and Trust Company Bank, Atlanta, Georgia, as trustee.

         The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $28 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, a total of 355,607 shares of such Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include (i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures, and (iii) the indebtedness created by BancGroup's 1985 Debentures. The 1986 Debentures rank pari passu (i.e., equally) with the 1985 Debentures.

         At March 31, 1995, BancGroup's Superior Indebtedness as defined in the 1985 Indenture and Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $421.6 million. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting such Superior or Senior Indebtedness. The 1985 Indenture and the 1986 Indenture do not limit the amount of Superior or Senior Indebtedness, as the case may be, which BancGroup may incur, nor do such indentures prohibit BancGroup from creating liens on its property for any purpose.


CHANGES IN CONTROL

         Certain provisions of the BancGroup Certificate and bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup board of directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the BancGroup board to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the

BancGroup board's power to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "Common Stock." The following provisions also may deter any change in control of BancGroup.

         Classified Board. BancGroup's board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's board of directors is elected by stockholders each year. With this provision, two annual elections of directors are required in order to change a majority of the board of directors. There are currently 18 directors of BancGroup. This provision of BancGroup's Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

         Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A

"Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's board of directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder or certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the board of directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent board of directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. The current board of directors of BancGroup owns approximately 16% of the outstanding shares of common stock of BancGroup.

         Board Evaluation of Mergers. BancGroup's Certificate permits the board of directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of common stock. This provision may give greater latitude to the board of directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

         Director Authority. BancGroup's Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's board of directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the board to act by majority vote.

         Bylaw Provisions. BancGroup's bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of BancGroup stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

         Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the BancGroup board has approved either (i) the business combination or
(ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the BancGroup board of directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of BancGroup (excluding BancGroup stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of BancGroup's Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than BancGroup's Certificate.

         Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.


                       COMPARATIVE RIGHTS OF STOCKHOLDERS

         If the Merger is consummated, all stockholders of the Bank, other than those exercising dissenters' rights of appraisal, will become holders of BancGroup Common Stock. The rights of the holders of the common stock of the Bank who become holders of the Common Stock of BancGroup following the Merger will be governed by BancGroup's Certificate and bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

         The following summary compares the rights of common stockholders of the Bank with the rights of the holders of the Common Stock of BancGroup. For a more complete description of the rights of the holders of BancGroup Common Stock, see "BANCGROUP CAPITAL STOCK AND DEBENTURES."

         The following information is qualified in its entirety by BancGroup's Certificate and bylaws, and the Bank's Articles of Incorporation and bylaws, the Delaware General Corporation Law (the "Delaware GCL") and the Alabama Business Corporation Act (the "Alabama Act").

DIRECTOR ELECTIONS

         The Bank.        The Bank's directors are elected for terms of one
year, or until the election and qualification of their successors. There is no cumulative voting in the election of directors.

         BancGroup.       BancGroup's directors are elected to terms of three
years with approximately one-third of the board to be elected annually. There is no cumulative voting in the election of directors. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control -- Classified Board."


REMOVAL OF DIRECTORS

         The Bank.        Any director of the Bank may be removed with or
without cause at any regular or special meeting of the Bank's stockholders.

         BancGroup.       The BancGroup Certificate provides that a director
may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.


AUTHORIZED CAPITAL STOCK

         The Bank.        The Bank's Articles of Incorporation, as amended,
authorize the issuance of up to 5,600 shares of common stock $100.00 per share par value, of which 5,600 shares were issued and outstanding as of April 30, 1995.

         BancGroup.       The BancGroup Certificate authorizes the issuance of
up to 44,000,000 shares of Common Stock, of which 12,219,699 shares were issued and outstanding as of

April 30, 1995, and up to 1,000,000 shares of Preference Stock, $2.50 par value per share, of which no shares are issued and outstanding. The Preference Stock is issuable in series, each series having such rights and preferences as the BancGroup board may fix and determine by resolution.


VOTING

         The Bank.        Each stockholder is entitled to one vote for each
share of common stock held, and holders are not entitled to cumulative voting rights in the election of Directors.

         BancGroup.       Each stockholder is entitled to one vote for each
share of Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.


PREEMPTIVE RIGHTS

         The Bank.        The holders of the Bank's common stock have no
preemptive rights to acquire any additional shares of Bank common stock or any other shares of Bank capital stock.

         BancGroup.       The holders of BancGroup Common Stock have no
preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

         The Bank.        Each director of the Bank has the rights, duties,
privileges and immunities provided under the Alabama Act. Neither the Bank's Articles of Incorporation nor its bylaws provide for other or additional standards regarding directors' liability.

         BancGroup.       The BancGroup Certificate provides that a director of
BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.


INDEMNIFICATION

         The Bank.        Sections 10-2B-8.50 through 10-2B-8.58 of the Alabama
Act contain detailed and comprehensive provisions providing for the indemnification of directors and officers of Alabama corporations against expenses, judgments, fines and settlements in connection with litigation.
Under these provisions, other than actions brought by or in the right of the Bank, indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Bank, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he must be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

         There are no provisions in the Bank's Articles of Incorporation or bylaws concerning indemnification of officers or directors, nor does the Bank have any indemnification agreements in place with any officers or directors.

         BancGroup. Section 145 of the Delaware GCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware GCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), such person must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         In addition, BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which certain officers and all directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.


SPECIAL MEETINGS OF STOCKHOLDERS; ACTION WITHOUT A MEETING

         The Bank. Under the Bank's bylaws, a special meeting of the Bank's stockholders may only be called by the President, a majority of the members of the board of directors, or by holders of majority of the issued and outstanding shares of the Bank's common stock.

         Any action required or permitted by the Constitution of Alabama or by the Alabama Act to be taken at a stockholders meeting may be taken without a meeting if the action is taken by all stockholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all stockholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

         BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup board of directors or by the chairman of the board of directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.


MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

         The Bank. The Alabama Act provides that, unless the Alabama Act or Articles of Incorporation require a greater or lesser vote or vote by a voting group, or the corporation's board of directors require a greater vote or vote by a voting group, a plan of merger or share exchange must be approved by each voting group entitled to vote separately on the plan by two-thirds of all votes entitled to be cast on the plan by voting groups. In no case however, may the vote required for stockholder approval be set at less than a majority of the votes entitled to be cast on the plan by each voting group.

         The Bank's Articles of Incorporation do not specify the required stockholder approval percentage for mergers and sales of substantially all of the property of the Bank. Therefore, any merger or sale of substantially all of the Bank's assets must be approved by holders of at least two-thirds of the outstanding stock of the Bank.

         The Alabama Act also provides that action by stockholders of a corporation that is the surviving corporation need not approve the merger if the following four requirements are met:

         1. The Articles of Incorporation of the surviving corporation will not differ from the Articles before the merger;

         2. Each stockholder of the surviving corporation with outstanding shares immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger;

         3. The number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger ("voting shares" means shares that entitle holders to vote unconditionally in the election of directors); and

         4. The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger ("participating shares" means shares that entitle holders to participate without limitation and distributions).

         BancGroup. The Delaware GCL provides that mergers and sales of substantially all of the property of a corporation must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The Delaware GCL law also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BANCGROUP CAPITAL STOCK AND DEBENTURES
- -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.


AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

         The Bank. Under the Alabama Act, a corporation's board of directors may propose one or more amendments to the Articles of Incorporation for submission to the stockholders for their approval. For the amendment to be adopted, the board of directors must recommend the amendment to the stockholders unless the board of directors determines that, because of conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the stockholders with the amendment. Unless the Articles of Incorporation or the board of directors requires a greater vote or vote by voting groups, the amendment, to be adopted, must be approved by a majority of the votes entitled to be cast on the amendment.

         The Bank's Articles of Incorporation do not require a greater vote for approval of amendments to the Bank's Articles of Incorporation, so the holders of a majority of the shares entitled to vote on such an amendment would be sufficient to approve any proposed amendment.

         The Bank's bylaws provide that they may be abridged, altered, amended, added to or repealed by the holders of a majority of the issued and outstanding stock at any regular or special stockholders meeting.

         BancGroup. Under the Delaware GCL, a corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" shareholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors, (ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control."

         As is permitted by the Delaware GCL, the Certificate gives the board of directors the power to adopt, amend or repeal the bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup bylaws.


RIGHTS OF DISSENTING STOCKHOLDERS

         The Bank. Stockholders of Alabama corporations may exercise dissenters rights of appraisal and be paid cash for their shares if they object to certain transactions such as mergers, or the sale of all or substantially all of the assets of the corporation, and follow certain procedures. For a description of such appraisal rights, see "APPROVAL OF THE MERGER - Rights of Dissenting Stockholders."

         BancGroup. Under the Delaware GCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions (such as a merger but not a sale of assets) and receive the fair market value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of his shares in cash in lieu of the consideration he otherwise would have received in the transaction. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation
(i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the NASDAQ National Market System, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.


ANTITAKEOVER STATUTES

         The Bank. Alabama does not have a business combination statute that may have anti-takeover effects.

         BancGroup. As a Delaware corporation, BancGroup is subject to the business combination statute described under the heading "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control -- Control Acquisitions."


PREFERRED STOCK

         The Bank. The Bank's Articles of Incorporation do not authorize any class of capital stock other than common stock.

         BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup board of directors. Currently, no shares of Preference Stock are issued and outstanding. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Preference Stock."

DIVIDENDS

         The Bank. The Alabama Act provides that, subject to any restrictions in the corporation's Articles of Incorporation, distributions may be made from the corporation's assets so long as (i) any such distribution would not render the corporation unable to pay its debts as they become due in the usual course of business and (ii) the corporation's total assets would not be less than the sum of its total liabilities after giving effect to the distribution.

         BancGroup. The Delaware GCL provides that subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by BancGroup are derived from its subsidiary banks. There are various regulatory limitations on the ability of BancGroup's subsidiary banks to pay dividends to BancGroup. See "BUSINESS OF BANCGROUP -- Certain Regulatory Considerations."


EFFECT OF THE MERGER ON BANK STOCKHOLDERS

         As of April 30, 1995, the number of stockholders of record of the Bank was 52 and the number of shares of common stock outstanding was 5,600. As of that date, BancGroup had 12,219,699 shares of Common Stock outstanding with 5,268 stockholders of record.

         Assuming at the Effective Date a 10-day average market price per share of the BancGroup Common Stock of $27.275, an aggregate amount of 256,881 shares of BancGroup Common Stock would be distributed to the stockholders of the Bank pursuant to the Merger. These shares would represent 2% of the total shares of Common Stock outstanding after the Merger.

         The issuance of the Common Stock pursuant to the Merger will reduce the percentage interest of the Common Stock currently held by each principal stockholder and each director and officer of BancGroup. Such reduction will not be material. See "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders."

The Colonial BancGroup, Inc. and subsidiaries
Condensed Pro Forma Statement of Condition (Unaudited)
(In Thousands)

The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of March 31, 1995 (as restated),
(ii) the condensed statement of condition of Farmers and Merchants Bank as of March 31, 1995, (iii) the condensed consolidated statement of condition of Mt. Vernon Financial and subsidiaries as of March 31, 1995, (iv) adjustments to give effect to the proposed acquisition of Farmers and Merchants Bank and Mt. Vernon Financial and subsidiaries, and (iv) the proforma combined condensed statement of condition of BancGroup and subsidiaries as if such acquisitions had occurred on March 31, 1995 on a purchase accounting basis.


These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries (as restated), incorporated by reference herein, and the statements of condition of Farmers and Merchants Bank, included elsewhere herein. The pro forma information provided below may not be indicative of future results.

                                                                              March 31, 1995

(Dollars in Thousands)                                               Farmers and
                                           Colonial Bancgroup          Merchants        Adjustments/
Assets:                                         (restated)(1)               Bank        (Deductions)          Subtotal
- ----------------------------------------------------------------------------------------------------------------------
Cash and due from banks                            $  120,749            $ 1,697            $(3,000)(1)     $  119,446

Interest-bearing deposits                               2,481                                                    2,481
Federal funds sold                                      1,480              1,065                                 2,545
Securities available for sale                          83,239                                                   83,239
Investment securities                                 334,817             22,250               (328)(1)        356,739
Mortgage loans held for sale                           61,428                                                   61,428
Loans, net of unearned income                       2,255,258             24,860                             2,280,118
Less: Allowance for possible loan losses              (34,095)              (270)                              (34,365)
                                                   ----------            -------            -------         ----------
Loans, net                                          2,221,163             24,590                             2,245,753
Premises and equiment, net                             47,248                515                (67)(1)         47,696
Excess of cost over tangible and
    intangible assets acquired, net                    18,635                                 2,946 (1)         21,581
Purchased mortgage servicing rights                    57,299                                                   57,299
Other real estate owned                                 8,611                                                    8,611
Accrued interest and other assets                      57,504                735                188 (1)         58,427


                                                   ----------            -------            -------         ----------
Total Assets                                       $3,014,654            $50,852            $  (261)        $3,065,245
                                                   ==========            =======            =======         ==========

Liabilities and Shareholders' Equity:

Deposits                                           $2,295,341            $43,338                            $2,338,679
FHLB short-term borrowings                            310,000                                                  310,000
Other short-term borrowings                           112,748                                                  112,748
Subordinated debt                                      17,458                                                   17,458
Other long-term debt                                   25,290                                                   25,290
Other liabilities                                      48,483                143            $   104 (1)         48,730
                                                   ----------            -------            -------         ----------
Total liabilities                                   2,809,320             43,481                104          2,852,905

Common Stock                                           30,521                560               (560)(1)         31,163
                                                                                                642 (1)
Additional paid in capital                            115,672                560               (560)(1)        122,036
                                                                                              6,364 (1)

Retained earnings                                      60,677              6,251             (6,251)(1)         60,677
Unrealized loss on securities                          (1,536)                                                  (1,536)
                                                   ----------            -------            -------         ----------
Total equity                                          205,334              7,371               (365)           212,340

Total liabilities and equity                       $3,014,654            $50,852            $  (261)        $3,065,245
                                                   ==========            =======            =======         ==========

(Dollars in Thousands)                                                       Pro Forma
                                           Mt. Vernon     Adjustments/        Combined
Assets:                                     Financial     (Deductions)           Total
- --------------------------------------------------------------------------------------
Cash and due from banks                      $  1,094          $   408 (2)  $  119,194
                                                                (1,754)(2)
Interest-bearing deposits                                                        2,481
Federal funds sold                              7,765                           10,310
Securities available for sale                   2,200                           85,439
Investment securities                                                          356,739
Mortgage loans held for sale                   21,726                           83,154
Loans, net of unearned income                 157,778              525 (2)   2,438,421
Less: Allowance for possible loan losses         (550)                         (34,915)
                                             --------          -------      ----------
Loans, net                                    157,228              525       2,403,506
Premises and equiment, net                      4,228                           51,924
Excess of cost over tangible and
    intangible assets acquired, net                              4,604 (2)      26,185
Purchased mortgage servicing rights             1,362              678 (2)      59,339
Other real estate owned                                                          8,611
Accrued interest and other assets               2,173              (66)(2)      60,915
                                                                   381 (2)

                                             --------          -------      ----------
Total Assets                                 $197,776          $ 4,776      $3,267,797
                                             ========          =======      ==========

Liabilities and Shareholders' Equity:

Deposits                                     $134,204                       $2,472,883
FHLB short-term borrowings                     44,000                          354,000
Other short-term borrowings                     1,365                          114,113
Subordinated debt                                                               17,458
Other long-term debt                                                            25,290
Other liabilities                               7,976          $   396 (2)      57,102
                                             --------          -------      ----------
Total liabilities                             187,545              396       3,040,846

Common Stock                                        7               (7)(2)      32,595
                                                                 1,432 (2)
Additional paid in capital                      4,174           (4,174)(2)     135,215
                                                                13,179 (2)

Retained earnings                               6,050           (6,050)(2)      60,677
Unrealized loss on securities                                                   (1,536)
                                             --------          -------      ----------
Total equity                                   10,231            4,380         226,951

Total liabilities and equity                 $197,776          $ 4,776      $3,267,797
                                             ========          =======      ==========

(1) Restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company and of its parent.

Pro Forma Adjustments (In Thousands):

Farmers & Merchants Bank

(1) To assign the amount by which the estimated value of the investment in Farmers & Merchants Bank is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in Farmers & Merchants Bank by the issuance of approximately 256,881 shares of BancGroup Common Stock for all of the outstanding 5,600 shares of Farmers & Merchants Bank as follows:

    Equity in carrying value of net assets of Farmers & Merchants Bank                        $ 7,371

    Adjustments to state assets at fair value:
       Write-down fixed assets                                                                    (67)
       Write-down investment securities                                                          (328)
    Acquisition accruals:
       Miscellaneous legal, accounting, supplies, etc.                                           (104)

    Tax effect of purchase adjustments                                                            188
    Goodwill                                                                                    2,946
                                                                                              -------
    Total adjustments to assets, liabilities and equity                                         2,635

    Adjusted equity in carrying value of net assets                                           $10,006
                                                                                              =======

    Allocated as follows:
    Par Value of 256,881 shares issued for all outstanding shares
       of Farmers & Merchants Bank                                                            $   642

    Estimated amount in excess of par value of 256,881 shares of
       BancGroup Common Stock issued for Farmers & Merchants
       Bank outstanding shares at an assumed market
        value of $27.275 per share (10 day average at July 5, 1995)                             6,364

    Cash of approximately $535.71 per share paid to Farmers &
       Merchants Bank shareholders                                                              3,000
                                                                                              -------

    Total purchase price                                                                      $10,006
                                                                                              =======


Mt. Vernon Financial

(2) To assign the amount by which the estimated value of the investment in Mt. Vernon Financial is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in Mt. Vernon Financial by the issuance of approximately 572,993 shares of BancGroup Common Stock for all of the outstanding 711,036 shares of Mt. Vernon Financial and 66,411 shares from the exercise of stock options as follows:

    Equity in carrying value of net assets                                                    $10,231
    Exercise of incentive stock options representing 66,411 shares of Mt. Vernon
       Financial common stock                                                                     408
                                                                                              -------
    Total equity in Mt. Vernon Financial                                                       10,639

    Adjustments to state assets at fair value:
       Write-down other assets                                                                    (66)
       Write-up loan portfolio                                                                    525
       Write-up purchase mortgage servicing rights                                                678

    Cash paid for nonqualified stock options outstanding                                       (1,754)

    Acquisition accruals:
       Buyout data processing agreement                                                  (92)
       Employee severance agreements                                                    (175)
       Miscellaneous legal, accounting, suuplies, etc.                                  (129)
                                                                                        ----
       Total acquisition accruals recorded                                                       (396)

    Tax effect of purchase adjustments                                                            381
    Goodwill                                                                                    4,604
                                                                                              -------
    Total adjustments to assets, liabilities and equity                                         3,972

    Adjusted equity in carrying value of net assets                                           $14,611
                                                                                              =======

    Allocated as follows:
    Par Value of 572,993 shares issued for all outstanding shares
       of Mt. Vernon Financial and exercise of stock options                                  $ 1,432

    Estimated amount in excess of par value of 572,993 shares of
       BancGroup Common Stock issued for Mt. Vernon Financial
       outstanding shares and exercise of stock options at an assumed
       market value of $25.50 per share (20 day average at June 20, 1995)                      13,179
                                                                                              -------


    Total purchase price                                                                      $14,611
                                                                                              =======

Condensed Pro Forma Statement of Income (Unaudited)


The following summaries include (i) the condensed consolidated statements of income of Colonial BancGroup and subsidiaries for the three months ended March 31, 1995 (as restated) and the year ended December 31, 1994 (as restated), (ii) the condensed statements of income of Brundidge Banking Company for the three months ended March 31, 1995 and for the year ended December 31, 1994 (acquisition completed on March 31, 1995), (iii) the condensed statements of income of Farmers and Merchants Bank for the three months ended March 31, 1995 and for the year ended December 31, 1994, (iv) the condensed consolidated statements of income of Mt. Vernon Financial for the three months ended March 31, 1995 and for the year ended December 31, 1994, (v) adjustments to give effect to the completed acquisition of Brundidge Banking Company and the proposed acquisition of Farmers and Merchants Bank and Mt. Vernon Financial, and (vi) the pro forma combined condensed consolidated statements of income of BancGroup and subsidiaries (as restated) as if such acquisitions had occurred on January 1, 1994.

These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries (as restated), incorporated by reference herein, and the statements of income of Farmers and Merchants Bank, included elsewhere herein. The pro forma information provided below may not necessarily be indicative of future results.


                                                                     Three Months Ended March 31, 1995

                                                                                Adjustments/
                                                                                (Deductions)
(Dollars in Thousands                                                         Applicable to
except per share amounts)       Colonial BancGroup            Brundidge            Brundidge                          Farmers and
                                     (restated)(1)      Banking Company      Banking Company           Subtotal     Merchants Bank
- ----------------------------------------------------------------------------------------------------------------------------------
Interest income                        $    54,009              $ 1,076             $     40 (1)    $    55,125            $   938
Interest expense                            26,831                  503                                  27,334                376
                                   -----------------------------------------------------------------------------------------------

Net interest income before
   provision for loan losses                27,178                  573                   40             27,791                562

Provision for loan losses                    1,067                   19                                   1,086
                                   -----------------------------------------------------------------------------------------------

Net interest income after
   provision for loan losses                26,111                  554                   40             26,705                562
                                   -----------------------------------------------------------------------------------------------

Noninterest income                          10,864                   70                                  10,934                 51


Noninterest expense                         24,203                  375                   33 (1)         24,611                281
                                   -----------------------------------------------------------------------------------------------

Income before income taxes                  12,772                  249                    7 (1)         13,028                332

Income taxes                                 4,471                                        14              4,485                107
                                   -----------------------------------------------------------------------------------------------

Net Income                             $     8,301              $   249             $     (7)       $     8,543            $   225
                                   ===============================================================================================

Average  primary shares outstanding     12,049,000               49,898              (49,898)        12,305,517              5,600
                                                                                     256,517
Average fully-diluted shares
   outstanding                          12,818,000               49,898              (49,898)        13,074,517              5,600
                                                                                     256,517
Earnings per share:
  Net Income:
   Primary                             $      0.69              $  4.99                             $      0.69            $ 40.18
   Fully diluted                       $      0.67              $  4.99                             $      0.67            $ 40.18

                                     Adjustments/                                      Adjustments/
                                     (Deductions)                                      (Deductions)
(Dollars in Thousands              Applicable to                                       Applicable to        Pro Forma
except per share amounts)             Farmers and                        Mt. Vernon      Mt. Vernon          Combined
                                   Merchants Bank        Subtotal         Financial       Financial             Total
- ---------------------------------------------------------------------------------------------------------------------
Interest income                          $     16 (2) $    56,079          $  3,694       $     (26)(3)   $    59,747
Interest expense                                           27,710             2,226                            29,936
                                   ----------------------------------------------------------------------------------

Net interest income before
   provision for loan losses                   16          28,369             1,468             (26)           29,811

Provision for loan losses                                   1,086                                               1,086
                                   ----------------------------------------------------------------------------------

Net interest income after
   provision for loan losses                   16          27,283             1,468             (26)           28,725
                                   ----------------------------------------------------------------------------------

Noninterest income                                         10,985               350                            11,335

                                               (8)(2)                                            31 (3)
Noninterest expense                            37 (2)      24,921             1,211              58 (3)        26,221
                                   ----------------------------------------------------------------------------------

Income before income taxes                    (13)         13,347               607            (115)           13,839

Income taxes                                    9 (2)       4,601               252             (20)(3)         4,833
                                   ----------------------------------------------------------------------------------

Net Income                               $    (22)    $     8,746          $    355       $     (95)      $     9,006
                                   ==================================================================================

Average  primary shares outstanding        (5,600)     12,562,398           711,036        (711,036)       13,135,391
                                          256,881                                           572,993
Average fully-diluted shares
   outstanding                             (5,600)     13,331,398           811,932        (811,932)       13,904,391
                                          256,881                                           572,993
Earnings per share:
  Net Income:
   Primary                                            $      0.70          $   0.50                       $      0.69
   Fully diluted                                      $      0.68          $   0.44                       $      0.67

(1) Restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company and of its parent.

                                                                   Twelve Months Ended December  31, 1994

                                                                                Adjustments/
                                                                                (Deductions)
(Dollars in Thousands                                                         Applicable to
except per share amounts)       Colonial BancGroup            Brundidge            Brundidge                           Farmers and
                                  (restated) (1)        Banking Company      Banking Company           Subtotal     Merchants Bank
- ----------------------------------------------------------------------------------------------------------------------------------
Interest income                        $   187,230              $ 4,306             $    160 (1)    $   191,696            $ 3,492
Interest expense                            82,549                1,921                                  84,470              1,352
                                   -----------------------------------------------------------------------------------------------

Net interest income before
   provision for loan losses               104,681                2,385                  160            107,226              2,140

Provision for loan losses                    6,481                  151                                   6,632                 79
                                   -----------------------------------------------------------------------------------------------

Net interest income after
   provision for loan losses                98,200                2,234                  160            100,594              2,061
                                   -----------------------------------------------------------------------------------------------

Noninterest income                          44,243                  341                                  44,584                259


Noninterest expense                        100,791                1,904                  130 (1)        102,825              1,153
                                   -----------------------------------------------------------------------------------------------

Income before income taxes                  41,652                  671                   30             42,353              1,167

Income taxes                                14,342                  207                   56 (1)         14,605                359
                                   -----------------------------------------------------------------------------------------------

Net Income                             $    27,310              $   464             $    (26)       $    27,748            $   808
                                   ===============================================================================================


Average  primary shares outstanding     11,996,000               49,898              (49,898)        12,252,517              5,600
                                                                                     256,517
Average fully-diluted shares
   outstanding                          12,763,000               49,898              (49,898)        13,019,517              5,600
                                                                                     256,517
Earnings per share:
  Net income:
   Primary                             $      2.28              $  9.30                             $      2.26            $144.29
   Fully diluted                       $      2.23              $  9.30                             $      2.22            $144.29

                                     Adjustments/                                      Adjustments/
                                     (Deductions)                                      (Deductions)
(Dollars in Thousands              Applicable to                                      Applicable to         Pro Forma
except per share amounts)             Farmers and                        Mt. Vernon      Mt. Vernon          Combined
                                   Merchants Bank        Subtotal         Financial       Financial             Total
- ---------------------------------------------------------------------------------------------------------------------
Interest income                          $     66 (2) $   195,254          $ 11,921       $    (105)(3)   $   207,070
Interest expense                                           85,822             6,064                            91,886
                                   ----------------------------------------------------------------------------------

Net interest income before
   provision for loan losses                   66         109,432             5,857            (105)          115,184

Provision for loan losses                                   6,711                                               6,711
                                   ----------------------------------------------------------------------------------

Net interest income after
   provision for loan losses                   66         102,721             5,857            (105)          108,473
                                   ----------------------------------------------------------------------------------

Noninterest income                                         44,843             1,504                            46,347

                                              (34)(2)                                           122 (3)
Noninterest expense                           147 (2)     104,091             4,589             230 (3)       109,032
                                   ----------------------------------------------------------------------------------

Income before income taxes                    (47)         43,473             2,772            (457)           45,788

Income taxes                                   35 (2)      14,999               980             (79)(3)        15,900
                                   ----------------------------------------------------------------------------------

Net Income                               $    (82)    $    28,474          $  1,792       $    (378)      $    29,888
                                   ==================================================================================


Average  primary shares outstanding        (5,600)     12,509,398           738,326        (738,326)       13,082,391
                                          256,881                                           572,993
Average fully-diluted shares
   outstanding                             (5,600)     13,276,398           835,630        (835,630)       13,849,391
                                          256,881                                           572,993
Earnings per share:
  Net income:
   Primary                                            $      2.28          $   2.43                       $      2.28
   Fully diluted                                      $      2.23          $   2.14                       $      2.24


(1) Restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company and of its parent.

Pro Forma Adjustments:                                                        March 31    December 31
(In thousands)                                                                    1995           1994
                                                                           --------------------------
Adjustments Applicable to completed acquisition of
Brundidge Banking Company:

(1) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

    Decrease in income:
       Amortization of goodwill (20 year period)                                 $ (33)         $(130)

    Increase in income:
       Amortization of write-down on securities (3 year period)                     40            160
                                                                           --------------------------

    Net increase in income before taxes                                              7             30

    Tax effect of the pro forma adjustments (other than
      goodwill amortization) contained in Note (1)                                 (14)           (56)
                                                                           --------------------------

    Net decrease in income                                                       $  (7)         $ (26)
                                                                           --------------------------



Adjustments Applicable to Farmers & Merchants Bank :

(2) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

    Decreases in income:
       Amortization of goodwill (20 year period)                                 $ (37)         $(147)

    Increases in income:
      Amortization of write-down of investment securities (5 year period)           16             66
                                                                           --------------------------

      Total                                                                        (21)           (81)
                                                                           --------------------------

    Decrease in expense:
      Reversal of depreciation on premises and equiment written
        down at acquisition (2 year period)                                          8             34
                                                                           --------------------------

    Net decrease in income before taxes                                            (13)           (47)

    Tax effect of the pro forma adjustments (other than
       goodwill amortization) contained in Note (3)                                 (9)           (35)
                                                                           --------------------------

    Net decrease in income                                                       $ (22)         $ (82)
                                                                           --------------------------



Adjustments Applicable to Mt. Vernon Financial:

(3) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

    Decrease in income:
       Amortization of write-up of purchased mortgage servicing
         rights (5.5 year period)                                                $ (31)         $(122)
       Amortization of write-up of loan portfolio (5 year period)                  (26)          (105)

       Amortization of goodwill (20 year period)                                   (58)          (230)
                                                                           --------------------------

    Net decrease in income before taxes                                           (115)          (457)

    Tax benefit of the pro forma adjustments (other than
       goodwill amortization) contained in Note (2)                                 20             79
                                                                           --------------------------

    Net decrease in income                                                       $ (95)         $(378)
                                                                           --------------------------

SUMMARY OF FUTURE ADJUSTMENTS

Assuming that the actual purchase accounting adjustments approximate such adjustments used in preparing the March 31, 1995 pro forma statement of condition, (assuming that the acquisitions had taken place December 31, 1994) the anticipated effect of purchase accounting adjustments for the acquisition of Farmers and Merchants Bank and Mt. Vernon Financial and the completed acquisition of Brundidge Banking Company would be as follows:

                                                               Years Ending December 31,
                                                      -----------------------------------------
                                                       1995     1996     1997     1998     1999
                                                      -----------------------------------------
Amortization of goodwill                              $(507)   $(507)   $(507)   $(507)   $(507)

Amortization of write-up of loan portfolio             (105)    (105)    (105)    (105)    (105)

Amortization of write-up of purchased mortgage
   servicing rights                                    (122)    (122)    (122)    (122)    (122)
                                                      -----------------------------------------

   Total charges to earnings                           (734)    (734)    (734)    (734)    (734)

Amortization of write-down of fixed assets               34       34

Amortization of write-down of securities                226      226      226       66       66
                                                      -----------------------------------------

   Total credits to earnings                            260      260      226       66       66
                                                      -----------------------------------------

Net charges to future earnings
   before income taxes                                 (474)    (474)    (508)    (668)    (668)

Tax benefit of net charges to future earnings           (12)     (12)       -       56       56
                                                      -----------------------------------------

Net charges to future earnings                        $(486)   $(486)   $(508)   $(612)   $(612)
                                                      -----------------------------------------



Applicable to:

Brundidge Banking Company                             $ (26)   $ (26)   $ (26)   $(130)   $(130)

Merchants and Farmers Bank                              (82)     (82)    (104)    (104)    (104)

Mt. Vernon Financial                                   (378)    (378)    (378)    (378)    (378)
                                                      -----------------------------------------

Net charges to future earnings                        $(486)   $(486)   $(508)   $(612)   $(612)
                                                      -----------------------------------------

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
- -------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(as restated)*

                                                                                                    For the years ended
                                                                           December 31, 1994, 1993, 1992, 1991 and 1990
                                                                               (In thousands, except per share amounts)

                                                        1994           1993          1992          1991          1990
- -----------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
Interest income                                       $187,230      $141,572       $130,624      $138,969      $137,343
Interest expense                                        82,549        59,517         60,576        81,486        88,102
- -----------------------------------------------------------------------------------------------------------------------
Net interest income                                    104,681        82,055         70,048        57,483        49,241
Provision for possible loan losses                       6,481         7,945          7,979         6,364         6,306
- -----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  possible loan losses                                  98,200        74,110         62,069        51,119        42,935
Noninterest income                                      44,243        40,433         34,727        31,271        28,547
Noninterest expense                                    100,791        86,520         75,529        65,996        61,435
- -----------------------------------------------------------------------------------------------------------------------
Income before income taxes                              41,652        28,023         21,267        16,394        10,047
Applicable income taxes                                 14,342         8,886          5,715         4,175         1,782
- -----------------------------------------------------------------------------------------------------------------------
Income before extraordinary items
  and the cumulative effect of a change in
  accounting for income taxes                           27,310        19,137         15,552        12,219         8,265
Extraordinary items, net of income taxes                    --          (463)            --           831         1,385
Cumulative effect of a change in
  accounting for income taxes                               --         3,219             --            --            --
- -----------------------------------------------------------------------------------------------------------------------
Net income                                            $ 27,310      $ 21,893       $ 15,552      $ 13,050      $  9,650
=======================================================================================================================

EARNINGS PER COMMON SHARE
  Income before extraordinary items
  and the cumulative effect of a change in
  accounting for income taxes:
    Primary                                           $   2.28      $   2.01       $   1.72      $   1.37      $   0.94
    Fully-diluted                                     $   2.23      $   1.96       $   1.71      $   1.37      $   0.94
  Net income:
    Primary                                           $   2.28      $   2.30       $   1.72      $   1.47      $   1.10
    Fully-diluted                                     $   2.23      $   2.21       $   1.71      $   1.47      $   1.10
  Average shares outstanding:
    Primary                                             11,996         9,530          9,016         8,905         8,792
    Fully-diluted                                       12,763        10,623         10,327        10,247        10,095

Cash dividends per common share:(1)
  Class A                                             $   0.80      $   0.71       $   0.67      $   0.63      $   0.60
  Class B                                             $   0.40      $   0.31       $   0.27      $   0.23      $   0.20
=======================================================================================================================

* As restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company, an entity under common control, which was accounted for in a manner similar to a pooling of interests; restated BancGroup financial statements were filed on July 10, 1995 on Form 8-K and are incorporated by reference to this prospectus.

(1) On February 21, 1995, the Class A and Class B Common Stock were reclassified into one class of Common Stock.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
SELECTED FINANCIAL DATA CONTINUED
(as restated)*

                                                                                                   For the years ended
                                                                          December 31, 1994, 1993, 1992, 1991 and 1990
                                                                              (In thousands, except per share amounts)

                                                          1994         1993(1)        1992          1991          1990
- ----------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONDITION
At year-end:
  Total assets                                      $2,838,343    $2,822,521    $1,796,246    $1,687,177    $1,568,216
  Loans, net of unearned income                      2,093,703     1,771,989     1,172,151     1,093,728     1,062,798
  Mortgage loans held for sale                          60,536       361,496       144,215       105,219        31,069
  Deposits                                           2,171,464     2,190,998     1,493,479     1,452,344     1,339,918
  Long-term debt                                        69,043        57,397        22,979        27,225        29,397
  Shareholders' equity                                 191,551       172,764       100,406        88,429        78,412
Average daily balances:
  Total assets                                      $2,726,710    $2,119,660    $1,764,397    $1,643,622    $1,532,863
  Interest-earning assets                            2,458,568     1,871,254     1,540,926     1,450,115     1,355,059
  Loans, net of unearned income                      1,906,385     1,315,910     1,136,124     1,094,096     1,016,826
  Mortgage loans held for sale                         131,121       241,683       118,510        65,373        28,525
  Deposits                                           2,158,532     1,644,658     1,476,668     1,403,538     1,309,395
  Shareholders' equity                                 182,823       119,790        94,833        84,423        75,371
Book value per share at year-end                    $    16.08    $    14.64    $    11.27    $    10.00    $     8.92
Tangible book value per share at year-end                14.71         13.25         10.60          9.21          8.12
======================================================================================================================

SELECTED RATIOS
Income before extraordinary items and the
  cumulative effect of a change in accounting
  for income taxes to:
    Average assets                                        1.00%         0.90%         0.88%         0.74%         0.54%
    Average shareholders' equity                         14.94         15.98         16.40         14.47         10.97
Net income to:
    Average assets                                        1.00          1.03          0.88          0.79          0.63
    Average shareholders' equity                         14.94         18.28         16.40         15.46         12.80
Efficiency ratio                                         66.68         69.50         70.64         72.52         76.69
Dividend payout ratio                                    27.21         25.33         26.85         31.60         44.00
Average equity to average total assets                    6.70          5.65          5.37          5.14          4.92
Total nonperforming assets to
  net loans, other real estate and repossessions          0.91          1.31          1.34          1.07          1.49
Net charge-offs to average loans                          0.09          0.33          0.47          0.51          0.49
Allowance for possible loan losses to
  total loans (net of unearned income)                    1.60          1.62          1.60          1.48          1.42
Allowance for possible loan losses to
  nonperforming loans                                      314%          347%          246%          246%          132%
======================================================================================================================

* As restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company, an entity under common control, which was accounted for in a manner similar to a pooling of interests; restated BancGroup financial statements were filed on July 10, 1995 on Form 8-K and are incorporated by reference to this prospectus.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL DATA 1994-1993
(as restated)*



                                                                               (In thousands, except per share amounts)

                                                   1994                                         1993
                                 -----------------------------------------    -----------------------------------------
                                 DEC. 31   SEPT. 30    JUNE 30    MARCH 31    DEC. 31   SEPT. 30     JUNE 30   MARCH 31
- -----------------------------------------------------------------------------------------------------------------------
Interest income                  $50,870    $47,180    $45,779     $43,401    $38,269    $37,524     $35,361    $30,418
Interest expense                  23,341     20,439     19,915      18,854     15,922     15,824      14,855     12,916
- -----------------------------------------------------------------------------------------------------------------------
Net interest income               27,529     26,741     25,864      24,547     22,347     21,700      20,506     17,502
Provision for loan losses          1,767      1,818      1,448       1,448      2,333      2,061       2,263      1,288
- -----------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses       25,762     24,923     24,416      23,099     20,014     19,639      18,243     16,214
Income before
  extraordinary items and
  the cumulative effect of
  a change in accounting
  for income taxes                 6,644      7,078      6,740       6,848      4,688      5,223       5,202      4,024
Net income                       $ 6,644    $ 7,078    $ 6,740     $ 6,848    $ 4,688    $ 4,760     $ 5,202    $ 7,243(1)
- -----------------------------------------------------------------------------------------------------------------------
Per common share:
 Income before
  extraordinary items and
  the cumulative effect of
  a change in accounting
  for income taxes
      Primary                    $  0.55    $  0.59    $  0.56     $  0.57    $  0.48    $  0.54     $  0.54    $  0.44
      Fully-diluted                 0.54       0.58       0.55        0.56       0.47       0.53        0.52       0.43
  Net income
      Primary                    $  0.55    $  0.59    $  0.56     $  0.57    $  0.48    $  0.49     $  0.54    $  0.80
      Fully-diluted                 0.54       0.58       0.55        0.56       0.47       0.48        0.52       0.74
=======================================================================================================================

* As restated to give effect to the February 17, 1995 acquisition of Colonial Mortgage Company, an entity under common control, which was accounted for in a manner similar to a pooling of interests; restated BancGroup financial statements were filed on July 10, 1995 on Form 8-K and are incorporated by reference to this prospectus.

(1) SFAS 109 was adopted in the first quarter of 1993.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
SELECTED INTERIM FINANCIAL DATA (Unaudited)



(Dollars in thousands, except per share amounts)

                                                                                 % Change
                                            March 31,  Dec. 31,    March 31,     March 31,
                                               1995*      1994*       1994*    1995 to 1994
- -------------------------------------------------------------------------------------------
Statement of Condition Summary

Total assets.............................. $3,014,654   $2,838,343  $2,797,486           8%
Loans, net of unearned income.............  2,255,258    2,093,703   1,831,507          23%
Total earnings assets.....................  2,738,703    2,561,379   2,587,174           6%
Deposits..................................  2,295,341    2,171,464   2,176,037           5%
Shareholders' equity......................    205,334      191,551     178,554          15%
Book value per share......................     $16.82       $16.08      $15.08          12%
- -------------------------------------------------------------------------------------------


                                             Three Months  Ended
                                                   March 31,
                                               1995*       1994*       % Change
                                           ----------  ----------      ---------
Earnings Summary

Net interest income (taxable equivalent)..    $27,779      $25,027          11%
Provision for loan losses.................      1,067        1,448         -26%
Noninterest income........................     10,864       11,222          -3%
Noninterest expense.......................     24,203       23,975           1%
Net income................................      8,301        6,848          21%

Average primary shares outstanding........     12,049       11,957
Average fully diluted shares outstanding..     12,818       12,730

Per common share:
 Fully-diluted earnings:
  Net Income..............................    $  0.67      $  0.56          20%

 Dividends:
  Common Stock............................      0.225         N/A
  Class A.................................       N/A          0.20
  Class B.................................       N/A          0.10

- -------------------------------------------------------------------------------------------

Selected Ratios

Return on average assets                         1.18%        1.03%
Return on average equity                        17.16%       15.80%

Efficiency ratio                                62.63%       66.14%
Equity to assets                                 6.81%        6.38%
Total capital                                    8.43%        7.98%
Tangible leverage                                6.46%        6.05%

- -------------------------------------------------------------------------------------------

*As restated

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                            SELECTED FINANCIAL DATA

Financial Condition                                                                               December 31,
                                                                                            ----------------------
                                                                                                1994        1993
                                                                                                ----        ----
                                                                                                       (Unaudited)
                                                                                            (Dollars in thousands)
Total amount of:
Assets                                                                                         $51,007     $48,733
Investments (1)                                                                                 26,059      27,316
Loans receivable                                                                                23,661      20,085
Deposits                                                                                        43,561      41,782
Retained Earnings                                                                                6,222       5,610
- ------------------------------------------------------------------------------------------------------------------
Number of full service facilities                                                                    3           3

- ---------------------------------------------------------------------
(1)  Consists of federal funds sold, marketable securities, and cash.

Operating Data                                                                          Year Ended December 31,
                                                                                ------------------------------------
                                                                                    1994         1993        1992
                                                                                    ----         ----        ----
                                                                                              (Unaudited) (Unaudited)
                                                                                         (Dollars in thousands)
Interest and dividend income                                                       $3,585       $3,574      $3,788
Interest expense                                                                    1,352        1,320       1,614
                                                                                   ------       ------      ------
Net interest income before loan losses                                              2,233        2,254       2,174
Provision for loan losses                                                              80           68         232
                                                                                   ------       ------      ------
Net interest income after loan loss provision                                       2,153        2,186       1,942
Gain (loss) on sales of securities, net                                               (22)          35         (45)
Other income                                                                          189          220         160
Other expenses                                                                      1,153        1,123       1,073
Income tax expense                                                                    359          416         297
                                                                                   ------       ------      ------
Net earnings                                                                       $  808       $  902      $  687
                                                                                   ======       ======      ======

Selected Statistical Data
                                                                                                    December 31,
                                                                                               ----------------------
                                                                                                  1994        1993
                                                                                                  ----        ----
                                                                                                           (Unaudited)
Return on assets (net earnings divided by average total assets)                                   1.62%       1.86%
Equity-to-assets ratio (average equity divided by average total assets)                          14.76%      13.18%
Allowance for possible loan losses as a percent of total loans (net of unearned)                  1.14%       1.32%
Cash dividends per share                                                                       $ 35.00     $ 25.00
Dividend payout ratio (dividends declared per share divided by net income per share)             24.26%      15.52%
Earnings per share                                                                             $144.28     $161.08

                 FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION


INTRODUCTION

         The following discussion and financial information is presented to aid in the understanding of the current financial position and results of operations of Farmers and Merchants Bank, Ariton, Alabama (the "Bank") and should be read in conjunction with the Financial Statements and Notes. With respect to the figures for the years ended December 31, 1993 and 1992 and for the three month periods ended March 31, 1995 and 1994, which are unaudited, in the opinion of management all adjustments (none of which were other than normal recurring adjustments) necessary for a fair statement of such results for such periods have been included. The Bank operates three banking locations in Dale County, Alabama. The operations center is in Ariton with two branch locations in Ozark.

                         AS OF AND FOR THE YEARS ENDED
                           DECEMBER 31, 1994 AND 1993
FINANCIAL CONDITION

         ASSETS. The total assets of the Bank were $51,007,623 at December 31, 1994, a $2,274,708 increase from the 1993 year end assets of $48,732,915. At December 31, 1994, earning assets totaled $48,208,258, or 94.51%, of total assets, compared to $45,917,025, or 94.22%, at December 31, 1993.

         The Bank's investment securities portfolio decreased from $24,006,839 at December 31, 1993 to $22,437,021 at year end 1994. A growing loan demand was primarily responsible for the decrease in 1994.

         During 1994, the average yield on federal funds sold, a liquid, overnight investment source for excess funds, increased from an average rate of 3.16% in 1993 to an average of 4.53%. Consequently, excess funds were moved into federal funds on a short-term basis. The volume of federal funds sold at December 31, 1994 therefore increased 17.90% to $1,840,000 from $1,560,000 at year end 1993.

         Total loans, net of unearned income, increased by $3,576,126 during 1994, or 17.8% from the December 31, 1993 total of $20,085,111. Commercial loans increased $1,122,806 or 22.1%. Installment loans increased $2,439,797 or 15.9%. This increase was caused by the upturn in interest rates in 1994. As rates bottomed out and turned upward consumers entered the market to take advantage of the historically low interest rates. Also, several large commercial loans were made during 1994 to local governments.

         Loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Generally, this occurs when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. The Bank had no loans on non-accrual status at December 31, 1994 or 1993.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED

         The Bank strives to maintain the allowance for loan losses at an appropriate level determined by management based on its analysis of the loan portfolio, in order to provide for possible future loan losses. Management's analysis takes into consideration such factors as current and expected economic conditions, historical loss experience, levels of non-accruing loans and loan delinquencies. In addition, there can be no assurance that regulators, in reviewing the loan portfolio, will not request the Bank to increase significantly its allowance for loan losses, thereby negatively impacting the financial condition and earnings. Management considers the current allowance for loan losses adequate to absorb potential losses in the loan portfolio.

         The allowance for loan losses at year end were $270,000 and $265,075 for 1994 and 1993, respectively, with the corresponding ratios of allowance to total loans being 1.13% and 1.30%. Net charge-offs totaled $74,683 and $29,715 in 1994 and 1993, respectively, representing .32% and .15% of net loans.

         DEPOSITS. The Bank relies primarily on its deposits to fund loans and other investments, rather than on purchased or borrowed funds. Total deposits at December 31, 1994 were $43,560,999, an increase of $1,779,236 or 4.26% from
December 31, 1993. The majority of this increase is the rollover of interest earned from interest bearing deposits. Demand, savings, and time deposit accounts at December 31, 1994 were $17,671,258, $2,859,157, and $23,030,584, respectively, representing increases of $1,278,251, $373,581, and $127,404 from December 31, 1993, respectively.

         LIQUIDITY. Liquidity refers to the ability of the Bank to meet the borrowing needs and withdrawal demands of its customers, while also providing funds for operating expenses and its own cash flow requirements. The Bank achieves its desired liquidity from management of both assets and liabilities. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sales of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits or the rollover of matured deposits.

         The Bank is typically a seller of federal funds but may, during occasional short-term peaks in loan demand or temporary fluctuations in liquidity factors, purchase federal funds or borrow from a correspondent bank to meet its cash needs. A continuing flow of funds from maturing investment securities is available for cash needs or for reinvestment to maintain a desired liquidity position. At December 31, 1994, approximately 7.64% of the total securities portfolio will mature within one year. A relatively stable flow of deposits also enhances the Bank's liquidity.

         The Bank's 1994 year end liquid assets, consisting primarily of cash on hand and on deposit in other institutions and federal funds sold, totaled $3,622,296 compared to $3,309,327 at year end 1993. Management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

         CAPITAL. Capital is a measure of the Bank's financial soundness and viability. The Bank is committed to maintaining a strong capital position to protect shareholders and depositors, provide for reasonable growth, and fully comply with all regulatory requirements while paying consistent dividends to its shareholders.

         The Bank's capital at December 31, 1994 totaled $7,342,396 compared to $6,730,404 in 1993. This growth in the Bank's capital has been through the retention of internally generated earnings. Frequently, capital is expressed as a percent of assets to measure financial strength. At year end 1994 and 1993, these ratios were 14.39% and 13.81%, respectively.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED

         Risk-based capital regulations adopted by banking regulators require the Bank to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules weigh assets and off-balance sheet obligations at 0%, 20%, 50% or 100%, depending upon the risk classification of the asset or obligation. A minimum risk-based capital ratio of 8.00% is required, with one-half, or 4.00%, of the amount in the form of core capital (consisting primarily of shareholders' equity, less goodwill). Furthermore, the federal regulatory agencies have adopted minimum leverage ratio rules that require bank holding companies and banks to maintain a ratio of core capital to total assets of at least 3.00%; provided, however, that only the strongest bank holding companies and banks are to be permitted to operate at or near such minimum level of capital. All other bank holding companies and banks will be expected to maintain a cushion of at least 1.00% to 2.00% above the minimum ratio. At December 31, 1994, the Bank satisfied all regulatory capital requirements. The table below summarizes the Bank's compliance with the capital standards.

    RISK BASED CAPITAL RATIOS AND LEVERAGE RATIOS AS OF DECEMBER 31, 1994
                            (DOLLARS IN THOUSANDS)

RISKED BASED CAPITAL RATIOS
- ---------------------------
Tier 1 capital                                                       $    7,342              30.24
Tier 1 capital - minimum required                                           971               4.00
                                                                     ----------              -----
Excess                                                               $    6,371              26.24

Total capital                                                        $    7,612              31.35
Total capital - minimum required                                          1,942               8.00
                                                                     ----------              -----
Excess                                                               $    5,670              23.35

Net risk-weighted assets                                             $   24,280
                                                                     ----------


LEVERAGE RATIOS
- ---------------
Total tier 1 capital                                                 $    7,342              14.65
Minimum leverage requirement                                              1,504               3.00
                                                                     ----------              -----
Excess                                                               $    5,838              11.65
                                                                     ----------

Average total assets, net of all goodwill                            $   50,127
                                                                     ----------

RESULTS OF OPERATIONS

         In 1994, the Bank recorded net income of $807,992, which represents a 10.43% decrease from 1993 net income of $902,029 and a 17.64% increase over 1992 net income of $696,830. Earnings per share were $144.28, $161.08 and $122.65, respectively, for the three years ended December 31, 1994, 1993 and 1992.

         NET INTEREST INCOME. By the nature of its business, the largest portion of the Bank's income is derived primarily from net interest income.
Net interest income is the difference between interest income, earned primarily on loans and investment securities, and interest expense, which is paid on deposits and other interest-bearing liabilities. Many factors influence net interest income, including fluctuations in interest rates and changes in the volume and mix of earning assets and interest-bearing liabilities.

         The table on Exhibit A details the distribution of average assets, liabilities and shareholders' equity, with the interest rate differentials for the Bank for the three years ended December 31, 1994, 1993 and 1992.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED


         Interest income for 1994 of $3,492,245 represents a .65% decrease over 1993 interest income of $3,515,006. The decrease in income occurred despite an increase in the volume of earning assets of $2,291,233 from 1993 to 1994.
This decrease in income was due mainly to decreased yields on investment securities. This was due to many high interest securities being called in 1993. The proceeds from the called securities was invested at lower rates and used to meet increased loan demand.

         Interest income on loans and investments represents the largest source of revenue for the Bank. In 1994, interest income on loans grew to $1,898,069, compared to $1,793,641 in 1993. The increase in interest income on loans was the result primarily of the increase in the volume of loans from $20,350,185 in 1993 to $23,931,237 in 1994. This increase in loans was offset somewhat by a lower yield on the loan portfolio. These lower yields were the result of loan customers refinancing high interest loans along with other high interest loans maturing.

         Interest rates on federal funds sold, a liquid investment source for excess funds, increased from an average rate of 3.16% in 1993 to 4.53% in 1994. Interest income on federal funds sold totaled $48,602 for 1994, a 27.51% increase from $38,115 in 1993.

         The volume of the investment securities decreased $1,695,487 in 1994, or 6.72%, from the previous year as funds were used for increased loan demand. Also, slightly lower yields were reflected in the securities portfolio due to the fact that some high yield securities were called in the previous year. This decreased volume and lower yields on securities caused interest income on securities to decrease $137,676, or 8.18%, in 1994.

         Interest expense is the Bank's largest single expense category. In 1994, interest expense totaled $1,351,844, a 2.43% increase from the 1993 interest expense of $1,319,797. This increase was due to the increased volume of deposits and slightly higher rates. The volume of deposits in 1994 increased $1,779,236 to $43,560,999.

         The resulting net interest income for 1994 was $2,140,401, a 2.50% decrease from the 1993 net interest income of $2,195,227. This decrease was due to the fact that interest bearing liabilities reprice at a faster rate than interest earning assets. This would lead to lower earnings in a time of increasing interest rates.

         In 1993, interest income on earning assets decreased from $3,741,545 in 1992 to $3,515,006. The volume of earning assets increased in 1993, $2,305,082, or 5.29%, from the 1992 volume of $43,611,943. However, this increase in earning assets was offset by a decrease in yields from 8.58% in 1992 to 7.66% in 1993. A $615,672, or 1.50%, increase in the volume of deposit accounts in 1993 was offset partially by a drop in interest rates. Interest expense decreased from $1,614,201 to $1,319,779. The resulting net interest income for 1993 was $2,195,227, compared to $2,127,344 for 1992.

         PROVISION FOR LOAN LOSSES. The provision for loan losses in 1994 was $79,608, compared to $67,542 in 1993 and $231,970 in 1992. The large provision in 1992 was the result of a large charge-off. The purpose of the provision for loan losses is to replace reductions to the allowance for loan losses caused by actual charge-offs and to establish adequate reserves for the growth of the loan portfolio. The allowance for loan losses represents the estimated uncollectible amount of loans included in the Bank's loan portfolio and is available to absorb potential losses from any category of loans.

         NON-INTEREST INCOME. Non-interest income is generated by various financial services and activities. As pressures on net interest income continue, expansion of these services and the related fee income is of great importance to the future profitability of the Bank. Among these are deposit service charges, safe deposit box rent and net gains on the sale of investment securities.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED

         Total non-interest income decreased $54,409 in 1994 to $259,419. This was primarily due to net securities and other gains and losses for 1994 being a loss of $22,578 compared to a gain of $35,097 in 1993. The large gain in 1993 was the result of securities being called as a result of the lower market interest rates. As deposits increased in 1994, service charges on deposit accounts also increased, from $240,889 in 1993 to $278,703.

         In 1993, non-interest income was $313,868, a $152,156 increase over 1992. In 1993, net gains on the sale of investment securities and other gains totaled $35,097, compared to a loss of $44,708 in 1992.

         NON-INTEREST EXPENSE. Total non-interest expense for 1994 totaled $1,152,877, compared to $1,123,144 for the previous year. Salaries and employee benefits in 1994 were $602,311, compared to $577,703 in 1993, a 4.26% increase. This increase was consistent with the increase in inflation.

         For the year 1993, non-interest expense increased to $1,123,144, from $1,073,547 for the previous year. All other expenses remained relatively stable in 1993 compared to 1992.

         INCOME TAX EXPENSE. Income before taxes for 1994 was $1,167,335, a 11.53% decrease from the 1993 income before taxes of $1,318,369. Income before taxes for 1992 totaled $983,499. The income tax expense expressed as a percent of income before taxes was 30.78%, 31.58% and 30.16% for 1994, 1993 and 1992, respectively. Income tax expense for 1994 totaled $359,343, compared to $416,340 for 1993 and $296,669 for 1992. Provision for income taxes includes deferred taxes on temporary differences between income tax and financial accounting. In addition, interest income on loans and securities of $183,102, $204,494, and $215,426 for 1994, 1993, and 1992, respectively, is exempt from federal income tax expense.

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board (FASB) issued Financial Accounting Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). The Bank elected to adopt FAS 115 as of
December 31, 1993. The Bank has classified all securities as held to maturity. Therefore all securities are recorded at amortized cost.

         Financial Accounting Statement No. 109, "Accounting for Income Taxes" (FAS 109), was issued by the FASB. FAS 109 changes the method of accounting for income taxes from the deferred method to the asset and liability method of accounting for income taxes. As permitted under the new rules, The Bank adopted FAS 109 as of December 31, 1993 and the prior years financial statements have not been restated. The cumulative effect of adopting FAS 109 was not material.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results without considering changes in the relative purchasing power of money over time due to inflation.

         The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets and creates the need to generate more equity capital in order to maintain an appropriate equity to assets ratio. Another significant effect on inflation is on non-interest expenses, which tend to rise during periods of inflation.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED

         The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income. Management believes, therefore, that changes in interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation. Whenever interest-earning assets reprice to market interest rates at a different pace than interest-bearing liabilities, net interest income performance will be affected favorably or unfavorably during periods of changes in general interest rates. In a volatile interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels. Prevailing interest rates during 1994 increased at a moderate rate. While the Bank is unable to predict future changes in market rates of interest, an upward trend in interest rates would tend to have a negative effect on the Bank's net interest margin, as the Bank's interest-bearing liabilities are scheduled to reprice at more current intervals than its interest-earning assets.

                                                                      EXHIBIT A
                        FARMERS AND MERCHANTS BANK, INC.

           AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 and 1992
                             (DOLLARS IN THOUSANDS)


                                                             1994                                1993
                                                 ------------------------------      ------------------------------
                                                 AVERAGE               YIELD/        AVERAGE               YIELD/
                                                 BALANCE   INTEREST     RATE         BALANCE   INTEREST     RATE
                                                 ------------------------------      ------------------------------
ASSETS
Interest Earning Assets:
   Loans, net                                    $21,982     $1,898       8.63%      $19,175     $1,794       9.36%
   Investment Securities                          23,664      1,546       6.53%       24,379      1,683       6.90%
   Federal funds sold                              1,253         49       3.91%        1,811         38       2.10%
                                                 ------------------------------      ------------------------------
     Total interest earning assets                46,899      3,493       7.45%       45,365      3,515       7.75%
                                                 ------------------------------      ------------------------------
Non-interest earning assets:
   Cash and due from banks                         1,645                               1,757
   Bank premises and equipment (net)                 551                                 589
   Other assets                                      801                                 884
                                                 -------                             -------
     Total non-interest earning assets             2,997                               3,230
                                                 -------                             -------
     Total assets                                $49,896                             $48,595
                                                 =======                             =======

LIABILITIES
Interest bearing liabilities:
   Interest bearing demand deposits              $37,353      1,352       3.62%      $36,991      1,320       3.57%
                                                 ------------------------------      ------------------------------
     Total interest bearing liabilities           37,353      1,352       3.62%       36,991      1,320       3.57%
                                                 ------------------------------      ------------------------------
Non-interest bearing liabilities:
   Non-interest bearing demand deposits            4,829                               4,909
   Other liabilities                                 350                                 291
                                                 -------                             -------
     Total non-interest bearing liabilities        5,179                               5,200
                                                 -------                             -------
     Total liabilities                            42,532                              42,191
                                                 -------                             -------
Shareholders' Equity                               7,364                               6,404
                                                 -------                             -------
     Total liabilities and shareholders'
        equity                                   $49,896                             $48,595
                                                 =======                             =======
Net interest income                                          $2,141                              $2,195
                                                             ======                              ======
Net yield on interest earning assets                                      3.83%                               4.18%
                                                                          ====                                ====

                                                            1992
                                                -------------------------------
                                                 AVERAGE               YIELD/
                                                 BALANCE   INTEREST     RATE
                                                -------------------------------
ASSETS
Interest Earning Assets:
   Loans, net                                    $17,209     $1,842      10.70%
   Investment Securities                          23,847      1,838       7.71%
   Federal funds sold                              1,792         61       3.40%
                                                 ------------------------------
     Total interest earning assets                42,848      3,741       8.73%
                                                 ------------------------------
Non-interest earning assets:
   Cash and due from banks                         2,087
   Bank premises and equipment (net)                 621
   Other assets                                    1,010
                                                 -------
     Total non-interest earning assets             3,718
                                                 -------
     Total assets                                $46,566
                                                 =======

LIABILITIES
Interest bearing liabilities:
   Interest bearing demand deposits              $36,268      1,614       4.45%
                                                 ------------------------------
     Total interest bearing liabilities           36,268      1,614       4.45%
                                                 ------------------------------
Non-interest bearing liabilities:
   Non-interest bearing demand deposits            4,042
   Other liabilities                                 310
                                                 -------
     Total non-interest bearing liabilities        4,352
                                                 -------
     Total liabilities                            40,620
                                                 -------
Shareholders' Equity                               5,946
                                                 -------
     Total liabilities and shareholders'
        equity                                   $46,566
                                                 =======
Net interest income                                          $2,127
                                                             ======
Net yield on interest earning assets                                      4.28%
                                                                          =====


                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                        SELECTED INTERIM FINANCIAL DATA

Financial Condition Data                                                          March 31,
                                                                            ---------------------
                                                                             1995           1994
                                                                             ----           ----
                                                                                 (Unaudited)
                                                                            (Dollars in thousands)
Total amount of:
Assets                                                                      $50,852        $49,362
Investments (1)                                                              25,012         27,611
Loans receivable                                                             24,590         20,349
Deposits                                                                     43,338         42,426
Retained earnings                                                             6,251          5,660
- --------------------------------------------------------------------------------------------------
Number of full service customer facilities                                        3              3

- ---------------------------------------------------------------------
(1)  Consists of federal funds sold, marketable securities, and cash.


Operating Data                                                             Three months ended March 31,
                                                                           ----------------------------
                                                                               1995           1994
                                                                               ----           ----
                                                                                   (Unaudited)
                                                                              (Dollars in thousands)
Interest and dividend income                                                   $938           $851
Interest expense                                                                376            323
                                                                               ----           ----
Net interest income before loan loss provision                                  562            528
Provision for loan loss                                                           0              0
Noninterest income                                                               50             67
Noninterest expense                                                             281            259
                                                                               ----           ----
Income before income taxes                                                      331            336
Provision for income taxes                                                      106             90
                                                                               ----           ----
Net earnings                                                                   $225           $246
                                                                               ====           ====


Per Share Data                                                            Three months ended March 31,
                                                                          ----------------------------
                                                                               1995           1994
                                                                               ----           ----
                                                                                  (Unaudited)
Net income                                                                   $40.17         $43.86
Dividends paid                                                                35.00          35.00

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994:


FINANCIAL CONDITION

         ASSETS. Total assets increased $629,105 from $48,732,915 at 1993 year end to $49,362,020 at March 31, 1994. This increase was primarily due to an increase in investments and loans of $1,132,099 and a decrease in cash and federal funds sold of $573,280 during the three month period. Total assets decreased $155,797 from $51,007,623 at 1994 year end to $50,851,826 at March
31, 1995. Total loans, net of unearned income, increased by $929,184, while cash, investment securities, and federal funds sold decreased by $1,046,925.

         LIABILITIES. Total liabilities were $42,581,979 at March 31, 1994, a $579,468 increase from 1993 year end and were $43,480,483 at March 31, 1995, a $184,744 decrease from 1994 year end. The increase at March 31, 1994 is primarily attributable to the increase in deposits of $2,803,886. The decrease at March 31, 1995 was due to decreases in the amount of time deposits.

         CAPITAL. Capital at March 31, 1994 totaled $6,780,041, a $49,637 increase from the 1993 year end capital of $6,730,404. The net increase consists of net income of $245,637 and decreases due to cash dividends paid of $196,000. Capital at March 31, 1995 totaled $7,371,343, a $28,947 increase from the 1994 year end capital of $7,342,396. The net increase consists of net income of $245,637 and decreases due to cash dividends paid of $196,000.


RESULTS OF OPERATIONS

         SUMMARY. The Bank's net income decreased $20,690 from $245,637 or $43.86 per share to $224,947 or $40.17 per share for the three months ended March 31, 1994 and 1995, respectively. The decrease is primarily attributable to increases in other operating expenses and provision for taxes. The tax provision increased from $ 90,000 for the three months ended March 31, 1994 to $106,500 for the same period in 1995.

         NET INTEREST INCOME. Net interest income increased from $527,675 in the first three months of 1994 to $561,539 in the same period of 1995. The increase is primarily attributable to volume increases and rate increases on loans. Interest earning assets increased $778,265 to $46,695,290 in the first three months of 1994 and decreased $25,477 to $48,170,648 in the same period of 1995. Interest bearing liabilities increased $671,535 to $37,535,396 in the first three months of 1994 and decreased $37,610 for the same period of 1995.

         PROVISION FOR LOAN LOSSES. No provision for loan losses had been recorded in the first three months of 1995 or 1994, as there had been no significant loans charged off during this period. Asset quality has remained consistently strong, however, management continues to establish reserves on a conservative basis to protect future capital.

FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
MANAGEMENT'S DISCUSSION AND ANALYSIS, CONTINUED

          NON-INTEREST INCOME. For the three month period ended March 31, 1995 non-interest income decreased $16,078 to $50,462 compared to the three months ended March 31, 1994. The decrease is primarily due to the decrease in service charges and other fees as a result of lower deposits.

         NON-INTEREST EXPENSE. Non-interest expense increased $21,976 to $280,554 for the first three months of 1995 from $258,578 for the same period in 1994.

         PROVISION FOR INCOME TAXES. The provision for income taxes for the three months ended March 31, 1995 and 1994 was $106,500 and 90,000, respectively. The income tax expense expressed as a percent of income before income taxes was 32.13% for 1995 and 26.81% for 1994.

                             BUSINESS OF BANCGROUP


PROPOSED AFFILIATE BANK

         BancGroup has entered into a definitive agreement dated as of May 4, 1995, to acquire Mt. Vernon Financial Corporation ("Financial") Dunwoody, Georgia. Financial is a Georgia corporation and is a holding company for Mt. Vernon Federal Savings Bank. Financial will merge with BancGroup, and following such merger, the name of Mt. Vernon Savings Bank, which will be a wholly-owned subsidiary of BancGroup doing business in the Atlanta, Georgia area, will be changed to Colonial Bank. Based on the market price of BancGroup Common Stock as of June 20, 1995, a total of 572,993 shares of Common Stock of BancGroup will be offered to the stockholders of Financial. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the Merger, but the number of shares shall not be greater than 769,018 nor less than 521,834. This transaction is subject to, among other things, approval by the stockholders of Financial and approval by appropriate regulatory authorities. At March 31, 1995, Financial had assets of $198 million, deposits of $134 million and stockholders' equity of $10 million. See "THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES -- Condensed Pro Forma Statements of Condition (Unaudited)."

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

         As of April 30, 1995, BancGroup had issued and outstanding 12,219,699 shares of Common Stock with 5,268 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 233,424 shares of Common Stock were subject to options pursuant to BancGroup's stock option plans and up to 766,229 shares of Common Stock were issuable upon conversion of BancGroup's 1985 and 1986 Debentures. There are currently 44,000,000 shares of Common Stock authorized.

         On February 21, 1995, BancGroup concluded a reclassification of its Class A and Class B Common Stock into one class of Common Stock. The reclassification was approved by BancGroup's stockholders on December 8, 1994. On February 24, 1995, the Common Stock of BancGroup was listed for trading on the New York Stock Exchange.

         The following table shows those persons who are known to BancGroup to be beneficial owners as of April 30, 1995, of more than five percent of BancGroup's outstanding Common Stock.

                                          SHARES OF BANCGROUP BENEFICIALLY OWNED

                                                                     PERCENTAGE
                                             COMMON                   OF CLASS
NAME AND ADDRESS                             STOCK                  OUTSTANDING(1)
- ----------------------------------------------------------------------------------
Robert E. Lowder(2)                        1,435,030                   11.43%
Post Office Box 1108
Montgomery, AL  36101

James K. Lowder                            1,099,253                    8.76%
Post Office Box 250
Montgomery, AL  36142

Thomas H. Lowder                           1,072,707                    8.55%
Post Office Box 11687
Birmingham, AL  35202

- ---------------------

         (1) Percentages are calculated assuming the issuance of 233,424 shares of Common Stock pursuant to BancGroup's stock option plans and assuming the issuance of 96,430 shares of Common Stock into which BancGroup's 1985 and 1986 debentures beneficially owned by directors, officers or principal stockholders are convertible.

         (2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers. Robert E. Lowder's mother, Catherine K. Lowder, owns 85,442 shares of Common Stock. Mr. Lowder disclaims any beneficial interest in such shares.


SECURITY OWNERSHIP OF MANAGEMENT

         The following table indicates for each director, executive officer, and executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of April 30, 1995.

                                       SHARES OF BANCGROUP BENEFICIALLY OWNED

                                                                PERCENTAGE
                                       COMMON                    OF CLASS
NAME                                   STOCK                   OUTSTANDING(1)
- -----------------------------------------------------------------------------
DIRECTORS
Young J. Boozer                         6,623(2)                       *
William Britton                         6,808                          *
Jerry J. Chesser                       72,536                          *
Augustus K. Clements, III               7,708                          *
Robert S. Craft                         5,997                          *
Patrick F. Dye                         24,832(3)                       *
Clinton O. Holdbrooks                 145,538(4)                   1.16%
D. B. Jones                             9,168                          *
Harold D. King**                       77,099(4)                       *
Robert E. Lowder**                  1,435,030(5)                  11.43%
John Ed Mathison                       13,978                          *
Milton E. McGregor                          0                          *
John C. H. Miller, Jr.                 11,174                          *
Joe D. Mussafer                        10,000                          *
William E. Powell, III                  6,232                          *
Jack H. Rainer                          1,345                          *
Frances E. Roper                      180,934                      1.44%
Ed V. Welch                            29,411                          *

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Alan T. Romanchuck                     23,421(6)                       *
Young J. Boozer, III                   22,168(2)(6)                    *
W. Flake Oakley, IV                     8,633(6)                       *
Michael R. Holley                         200

All Executive Officers
& Directors as a Group              2,098,835                     16.72%

- ---------------
 * Represents less than one percent.
** Executive Officer.

         (1) Percentages are calculated assuming the issuance of 233,424 shares of Common Stock pursuant to BancGroup's stock option plans and assuming the issuance of 96,430 shares of Common Stock into which BancGroup's 1985 and 1986 Debentures beneficially owned by directors, officers or principal stockholders are convertible.

         (2) Includes 500 shares of Common Stock out of 1,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.

         (3) Includes 24,600 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.

         (4) Includes 12,262 shares and 12,262 shares of Common Stock subject to options exercisable by Mr. Holdbrooks and Mr. King, respectively, under BancGroup's stock option plans and 43,067 shares and 41,078 shares of Common Stock into which BancGroup's 1985 Debentures owned by Mr. Holdbrooks and Mr. King, respectively, are convertible.

         (5) These shares include 97,000 shares of Common Stock subject to options under BancGroup's stock option plans. See the table at "Voting Securities and Principal Stockholders."

         (6) Alan Romanchuck, Young J. Boozer, III, and W. Flake Oakley, IV, executive officers of BancGroup, hold options respecting 10,000, 12,500, and 3,000, shares of Common Stock, respectively, pursuant to BancGroup's stock option plans.

MANAGEMENT INFORMATION

         Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1994, at items 10, 11, and 13 and is incorporated herein by reference.


CERTAIN REGULATORY CONSIDERATIONS

         BancGroup is a registered bank holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the Bank Holding Company Act of 1956 as amended (the "BHC Act") and many of the Federal Reserve's regulations promulgated thereunder.

         BancGroup's subsidiary banks, Colonial Bank and Colonial Bank of Tennessee (the "Subsidiary Banks"), are subject to supervision and examination by applicable federal and state banking agencies. Colonial Bank, as a state chartered bank and not a member of the Federal Reserve system, is regulated and examined both by the State of Alabama Banking Department and by the FDIC. Colonial Bank of Tennessee is also state chartered and not a member of the Federal Reserve system and is regulated by both the State of Tennessee Department of Financial Institutions and by the FDIC. The deposits of the Subsidiary Banks are insured by the FDIC to the extent provided by law. The FDIC assesses deposit insurance premiums the amount of which may, in the future, depend in part on the condition of the Subsidiary Banks. Moreover, the FDIC may terminate deposit insurance of the Subsidiary Banks under certain circumstances. Both the FDIC and the respective state regulatory authorities have jurisdiction over a number of the same matters, including lending decisions, branching and mergers.

         One limitation under the BHC Act and the Federal Reserve's regulations requires that BancGroup obtain prior approval of the Federal Reserve before BancGroup acquires, directly or indirectly, more than five percent of any class of voting securities of another bank. Prior approval also must be obtained before BancGroup acquires all or substantially all of the assets of another bank, or before it merges or consolidates with another bank holding company. BancGroup may not engage in "non-banking" activities unless it demonstrates to the Federal Reserve's satisfaction that the activity in question is closely related to banking and a proper incident thereto. Because BancGroup is a registered bank holding company, persons seeking to acquire 25 percent or more of any class of its voting securities must receive the approval of the Federal Reserve. Similarly, persons seeking to acquire between 10 percent and 25 percent also are required to obtain prior Federal Reserve approval.

         In 1989 Congress expressly authorized the acquisition of savings associations by bank holding companies. BancGroup must obtain the prior approval of the Federal Reserve (among other agencies) before making such an acquisition, and must demonstrate that the likely benefits to the public of the proposed transaction (such as greater convenience, increased competition, or gains in efficiency) outweigh potential burdens (such as an undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices).

         Following enactment in 1991 of the FDIC Improvement Act, banks now are subject to increased reporting requirements and more frequent examinations by the bank regulators. The agencies also now have the authority to dictate certain key decisions that formerly were left to management, including compensation standards, loan underwriting standards, asset growth, and payment of dividends. Failure to comply with these new standards, or failure to maintain capital above specified levels set by the regulators, could lead to the imposition of penalties or the forced resignation of management. If a bank becomes critically undercapitalized, the bank agencies have the authority to place an institution into receivership or require that the bank be sold to, or merged with, another financial institution.

         In September 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHC Act to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that bank holding company's home state regardless of state law prohibitions. This amendment becomes effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provide express authorization), the merger of insured banks with banks in other states.

         The officers and directors of BancGroup and the Subsidiary Banks are subject to numerous insider transactions restrictions, including limits on the amount and terms of transactions involving the Subsidiary Banks, on the one hand, and their principal stockholders, officers, directors, and affiliates on the other. There are a number of other laws that govern the relationship between the Subsidiary Banks and their customers. For instance, the Community Reinvestment Act is designed to encourage lending by banks to persons in low and moderate income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide full disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit, for instance, conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Subsidiary Banks' relationships with their customers.

         It should be noted that supervision, regulation, and examination of BancGroup and the Subsidiary Banks are intended primarily for the protection of depositors, not stockholders.


                              BUSINESS OF THE BANK

GENERAL

         The Bank is an Alabama State Banking Corporation which was organized, and began business, in 1949. The Bank conducts a full service commercial banking business through three branches, all of which are located in Dale County, Alabama (two of which are in Ozark and one of which is in Ariton). As of April 30, 1995, the Bank had assets of approximately $51.5 million, net loans of approximately $23 million, and twenty-four full-time employees. Approximately 40% of the Bank's loan portfolio is comprised of residential real estate loans, the predominant portion of which pertain to residential real property located in Dale County, Alabama. The balance of the Bank's loan portfolio is divided approximately evenly between consumer and commercial loans. The Bank's growth in loans over the past several years has been concentrated in residential real estate loans. The lending activities of the Bank are dependant upon the demands within the local markets of its branches. Based on this demand, loans collateralized by residential real estate have been the fastest growing component of the Bank's loan portfolio.


PRINCIPAL STOCKHOLDERS

         The following table shows those persons who are known to the Bank to be beneficial owners as of June 15, 1995, of more than five percent of the Bank's outstanding common stock.

                              SHARES OF BANK BENEFICIALLY OWNED

                                                                             PERCENTAGE
                                           COMMON                            OF CLASS
NAME AND ADDRESS                           STOCK                             OUTSTANDING
- ----------------------------------------------------------------------------------------
Twedell B. Wilson(2)                       1,063                             18.98%
Post Office Box 3
Ariton, Alabama 36311


D.K. Wilson(1)(2)                          1,063                             18.98%
Post Office Box 3
Ariton, Alabama 36311


Christopher K. Wilson(2)                     615                             10.98%
103 White Oak Bend
Ozark, Alabama 36360


Amy Armstrong(2)                             480                              8.75%
518 Bunkers Cove Road
Panama City, Florida 32401


James F. & Florrie B. Wilson (1)(3)          350                              6.25%
Route 2, Box 199
Brundidge, Alabama 36010

- --------------------------------------------------------------------------------

         (1) D.K. Wilson is the brother of James F. Wilson. Each disclaims any beneficial ownership interest in the shares owned by the other.

         (2) D.K. Wilson and Twedell Wilson are husband and wife, and Christopher K. Wilson and Amy Armstrong are their children. Each disclaims any beneficial ownership interest in the shares owned by the others.

         (3) James F. & Florrie B. Wilson disclaim any beneficial ownership interest in the shares owned by their son, Ben F. Wilson (75 shares), their son, Dan Wilson (25 shares), and their daughter, Melinda W. Sanders (75 shares).



SECURITY OWNERSHIP OF MANAGEMENT

         The following table indicates for each director, executive officer, and executive officers and directors of the Bank as a group the number of shares of outstanding common stock of the Bank beneficially owned as of June 15, 1995.

                                            SHARES OF BANK BENEFICIALLY OWNED


                                                                                     PERCENTAGE
                                                   COMMON                            OF CLASS
NAME AND ADDRESS                                   STOCK                             OUTSTANDING
- ------------------------------------------------------------------------------------------------
D. K. Wilson(1)(2)**                               1,063                             18.98%
Christopher K. Wilson(2)(3)                          615                             10.98%
Marion J. Sanders**(4)                                92                              1.64%
G. F. Beasley(5)                                     160                              2.86%
Ben F. Wilson(6)                                      75                              1.34%
C. F. Carter, Jr.(7)                                  94                              1.68%
Kenneth M. Sanders(8)                                  6                                *

- -------------------------------------------------------------------------------------------

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Constene Jones(9)                                     -0-                               -0-
Judy Johnston(10)                                      8                                 *

All Executive Officers
& Directors as a Group                             2,113                             37.73%

- -----------------
 * Represents less than one percent
** Executive Officer.

         (1) D. K. Wilson and Twedell Wilson are husband and wife and each owns 1,063 shares of Bank common stock. D. K. Wilson disclaims any beneficial ownership interest in the shares owned by Twedell B. Wilson.

         (2) D. K. Wilson and Christopher K. Wilson are father and son. Each disclaims any beneficial ownership interest in the shares owned by the other.

         (3) Christopher K. Wilson and Twedell B. Wilson are son and mother. Twedell B. Wilson owns 1,063 shares of Bank common stock. Christopher
K. Wilson disclaims any beneficial ownership interest in the shares owned by Twedell B. Wilson.

         (4) Marion J. Sanders disclaims any beneficial ownership interest in the 36 shares owned by his wife, Virginia Sanders, and in the 6 shares owned by his son, Kennneth M. Sanders.

         (5) G. F. Beasley disclaims any beneficial ownership interest in the 12 shares owned by his daughter, Sammy B. Carter.

         (6) Ben F. Wilson disclaims any beneficial ownership interest in the 375 shares owned by his parents, James F. Wilson and Florrie B. Wilson, in the 25 shares owned by his brother, Dan Wilson, and in the 75 shares owned by his sister, Melinda W. Sanders.

         (7) C. F. Carter, Jr. disclaims any beneficial ownership interest in the 12 shares owned by his wife, Sammy B. Carter.

         (8) Kenneth M. Sanders disclaims any beneficial ownership interest in the 92 shares owned by his father, Marion J. Sanders, and in the 36 shares owned by his mother, Virginia J. Sanders.

         (9) Constene W. Jones disclaims any beneficial ownership interest in the 40 shares owned by her husband, Herman Jones.

         (10) Judy Johnston disclaims any beneficial ownership interest in the 8 shares owned by her sister, Janet Breland.


                         ADJOURNMENT OF SPECIAL MEETING

         Approval of the Merger by the Bank's stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of Bank common stock present in person or by proxy at the Special Meeting to approve the Merger, the Bank's board of directors intends to adjourn the Special Meeting to a later date. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting, but would not be more than 30 days after the date of the Special Meeting. Proxies voted against the Merger will not be voted to adjourn the Special Meeting.

         The effect of any such adjournment would be to permit the Bank to solicit additional proxies for approval of the Merger. While such an adjournment would not invalidate any proxies previously filed, including those filed by stockholders voting against the Merger, it would afford the Bank the opportunity to solicit additional proxies in favor of the Merger.


                                 OTHER MATTERS

         The board of directors of the Bank is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the board of directors of the Bank.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

         In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1996 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of March 17, 1996.


                            INDEPENDENT ACCOUNTANTS

         Coopers & Lybrand serves as the independent accountants for BancGroup. It is not expected that a representative of such firm will be present at the Special Meeting.

         Jackson, Thornton & Co. serves as the independent accountants for the Bank. It is expected that a representative of such firm will be present at the Special Meeting and will have an opportunity to answer questions from stockholders.


                                 LEGAL OPINIONS

         Certain issues regarding the tax consequences of the Merger and the shares of Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup and of Colonial Bank, is a member. John C. H. Miller, Jr. owns 11,174 shares of Common Stock. Mr.
Miller also received employee-related compensation from BancGroup in 1994 of $42,500.

         PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE PERSON NAMED IN THE NOTICE OF THE SPECIAL MEETING PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                        INDEX TO FINANCIAL STATEMENTS

COLONIAL BANCGROUP:

All required financial statements have been incorporated by reference into this prospectus.


Farmers and Merchants Bank:

Independent Accountants' Report ...................................  F-2

Balance Sheets at December 31, 1994 and 1993.......................  F-3

Statements of Income Years Ended December 31, 1994,
  1993 and 1992....................................................  F-4

Statements of Stockholders' Equity Years Ended
  December 31, 1994 and 1993.......................................  F-5

Statements of Cash Flows Years Ended December 31,
  1994, 1993 and 1992..............................................  F-6

Notes to Financial Statements December 31, 1994....................  F-8

Balance Sheet at March 31, 1995 (Unaudited)........................ F-15

Statements of Income for the Three Months
  Ended March 31, 1995 and 1994 (Unaudited)........................ F-16

Statements of Stockholders' Equity for the Three
  Months Ended March 31, 1995 and 1994 (Unaudited)................. F-17

Statements of Cash Flows for the Three Months
  Ended March 31, 1995 and 1994 (Unaudited)........................ F-18

Notes to Financial Statements
  March 31, 1995 (Unaudited)....................................... F-19

                            JACKSON THORNTON & CO.
                          a professional corporation
                         Certified Public Accountants
         Member of American Institute of Certified Public Accountants
                               Dothan, Alabama
                Montgomery - Prattville - Wetumpka - Greenville



                        INDEPENDENT ACCOUNTANTS' REPORT


To the Stockholders
Farmers and Merchants Bank, Ariton, Alabama
Ariton, Alabama


        We have audited the accompanying balance sheet of Farmers and Merchants Bank, Ariton, Alabama as of December 31, 1994, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farmers and Merchants Bank, Ariton, Alabama as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

        The 1993 balance sheet and statement of changes in stockholders' equity and the 1993 and 1992 income statements and statements of cash flows were compiled by us. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or other form of assurance on them.


                                               JACKSON THORNTON & CO., P.C.

Dothan, Alabama
June 23, 1995

                  FARMERS AND MERCHANTS BANK,  ARITON, ALABAMA
                                ARITON, ALABAMA
                  BALANCE SHEETS AT DECEMBER 31, 1994 AND 1993


                                ASSETS

                                                                           1994           1993
                                                                        (Audited)     (Unaudited)
Cash and due from banks                                                $ 1,782,296    $ 1,749,327
Securities held to maturity                                             22,437,021     24,006,839
Federal funds sold                                                       1,840,000      1,560,000
Loans, net                                                              23,661,237     20,085,111
Bank premises and equipment, net                                           533,867        554,717
Accrued interest receivable                                                594,816        595,956
Other assets                                                               158,386        180,965
                                                                       -----------    -----------
                             Total assets                              $51,007,623    $48,732,915
                                                                       ===========    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:
       Deposits:
              Demand                                                   $ 9,833,213    $ 9,622,872
              Now                                                        7,838,045      6,770,135
              Savings                                                    2,859,157      2,485,576
              Other time                                                23,030,584     22,903,180
                                                                       -----------    -----------
                     Total deposits                                     43,560,999     41,781,763
Accrued interest                                                            65,731         62,693
Other liabilities                                                           38,497        158,055
                                                                       -----------    -----------
                     Total liabilities                                  43,665,227     42,002,511
                                                                       -----------    -----------

Stockholders' equity:
       Common stock - $100 par value; 5,600 shares authorized,
              issued and outstanding                                       560,000        560,000
       Surplus                                                             560,000        560,000
       Retained earnings                                                 6,222,396      5,610,404
                                                                       -----------    -----------
                     Total stockholders' equity                          7,342,396      6,730,404
                                                                       -----------    -----------
                         Total liabilities and stockholders' equity    $51,007,623    $48,732,915
                                                                       ===========    ===========



See Accountants' Report and notes to financial statements.

                  FARMERS AND MERCHANTS BANK,  ARITON, ALABAMA
                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                             1994         1993         1992
                                                           (Audited)   (Unaudited)  (Unaudited)
INTEREST INCOME:
       Interest and fees on loans                         $1,990,477   $1,852,611   $1,888,567
       Securities held to maturity                         1,545,574    1,683,250    1,838,227
       Federal funds sold                                     48,602       38,115       61,174
                                                          ----------   ----------   ----------
                                                           3,584,653    3,573,976    3,787,968

INTEREST EXPENSE ON DEPOSITS                               1,351,844    1,319,779    1,614,201
                                                          ----------   ----------   ----------

NET INTEREST INCOME                                        2,232,809    2,254,197    2,173,767

PROVISION FOR LOAN LOSSES                                     79,608       67,542      231,970
                                                          ----------   ----------   ----------

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES                                            2,153,201    2,186,655    1,941,797
                                                          ----------   ----------   ----------

OTHER INCOME:
       Service charges and other fees                        186,295      181,919      158,725
       Gain (loss) on sale of securities                     (22,578)      35,097      (44,708)
       Gain on sale of bank assets                             3,294       37,842        1,232
                                                          ----------   ----------   ----------
                                                             167,011      254,858      115,249
                                                          ----------   ----------   ----------

OTHER EXPENSE:
       Salaries                                              472,189      451,871      416,716
       Retirement and other employee benefits                130,122      125,832      121,476
       Occupancy expenses                                     96,372      106,610      109,304
       Furniture and equipment expenses                       60,618       63,091       71,853
       Other operating expenses                              393,576      375,740      354,198
                                                          ----------   ----------   ----------
                                                           1,152,877    1,123,144    1,073,547
                                                          ----------   ----------   ----------

INCOME BEFORE INCOME TAXES                                 1,167,335    1,318,369      983,499

PROVISION FOR INCOME TAXES                                   359,343      416,340      296,669
                                                          ----------   ----------   ----------

NET INCOME                                                $  807,992   $  902,029   $  686,830
                                                          ==========   ==========   ==========

NET INCOME PER SHARE OF COMMON STOCK                      $   144.28   $   161.08   $   122.65
                                                          ==========   ==========   ==========



See Accountants' Report and notes to financial statements.

                  FARMERS AND MERCHANTS BANK,  ARITON, ALABAMA
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993




                                              COMMON                 RETAINED
                                              STOCK      SURPLUS     EARNINGS      TOTAL
                                             --------    -------     --------      -----
BALANCE AT DECEMBER 31, 1992
(UNAUDITED)                                  $560,000    $560,000   $4,848,375  $5,968,375

       Net income                                                      902,029     902,029

       Dividends                                                      (140,000)   (140,000)
                                             --------    --------   ----------  ----------

BALANCE AT DECEMBER 31, 1993
(UNAUDITED)                                   560,000     560,000    5,610,404   6,730,404

       Net income                                                      807,992     807,992

       Dividends                                                      (196,000)   (196,000)
                                             --------    --------   ----------  ----------

BALANCE AT DECEMBER 31, 1994                 $560,000    $560,000   $6,222,396  $7,342,396
                                             ========    ========   ==========  ==========




See Accountants' Report and notes to financial statements.

                  FARMERS AND MERCHANTS BANK,  ARITON, ALABAMA
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 Increase (Decrease) in Cash and Due From Banks


                                                                           1994          1993           1992
                                                                        (Audited)    (Unaudited)    (Unaudited)
CASH FLOWS FROM (USED FOR)
       OPERATING ACTIVITIES:
       Net income                                                    $   807,992    $  902,029    $   686,830
       Adjustments to reconcile net income to net cash
              provided by operating activities:
                     Depreciation                                         86,031        94,410        106,875
                     Provision for loan losses                            79,608        67,542        231,970
                     Write - down of other real estate                     7,916        21,913         50,512
                     Amortization of bond premiums                        51,378        48,949         21,626
                     Provision for deferred income taxes                   3,000        (3,100)       (12,400)
                     (Gain) loss on sale of securities                    22,578       (35,097)        44,708
                     Gain on sales of bank assets                         (3,294)      (37,842)        (1,232)
                     Decrease (increase) in operating assets
                            and increase (decrease) in operating
                            liabilities:
                                   Interest receivable                     1,140        32,971         61,806
                                   Interest payable                        3,038       (14,182)       (36,081)
                                   Other assets                          (38,486)      (88,548)        13,044
                                   Other liabilities                    (119,558)        5,739         92,979
                                                                     -----------    ----------    -----------

                                          Net cash from operating
                                              activities                 901,343       994,784      1,260,637
                                                                     -----------    ----------    -----------


CASH FLOWS FROM (USED FOR)
       INVESTING ACTIVITIES:
       Proceeds from sales and maturities
              of investment securities                                 5,982,425     9,576,444      9,066,691
       Purchases of securities held to maturity                       (4,486,563)   (8,722,247)   (10,931,551)
       Decrease (increase) in federal funds sold                        (280,000)     (460,000)       200,000
       Net increase in loans                                          (3,655,734)   (2,515,598)    (1,715,956)
       Proceeds from sale of other real estate                            53,443        64,500          1,232
       Purchases of bank premises and equipment                          (65,181)      (73,414)       (25,721)
                                                                     -----------    ----------    -----------

                                          Net cash used for investing
                                              activities              (2,451,610)   (2,130,315)    (3,405,305)
                                                                     -----------    ----------    -----------



See Accountants' Report and notes to financial statements.

                  FARMERS AND MERCHANTS BANK,  ARITON, ALABAMA
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                 Increase (Decrease) in Cash and Due From Banks


                                                                      1994          1993          1992
                                                                   (Audited)    (Unaudited)   (Unaudited)
CASH FLOWS FROM (USED FOR)
       FINANCING ACTIVITIES:
       Net increase (decrease) in demand deposits,
              Now accounts, and savings accounts                   $1,651,832    $ (437,889)   $3,342,722
       Net increase (decrease) in certificates of deposit             127,404     1,054,095      (623,469)
       Dividends paid                                                (196,000)     (140,000)     (100,800)
                                                                   ----------    ----------    ----------

                               Net cash from financing
                                      activities                    1,583,236       476,206     2,618,453
                                                                   ----------    ----------    ----------

NET INCREASE (DECREASE) IN CASH AND
       DUE FROM BANKS                                                  32,969      (659,325)      473,785

CASH AND DUE FROM BANKS AT
       BEGINNING OF YEAR                                            1,749,327     2,408,652     1,934,867
                                                                   ----------    ----------    ----------

CASH AND DUE FROM BANKS AT
       END OF YEAR                                                 $1,782,296    $1,749,327    $2,408,652
                                                                   ==========    ==========    ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
       Cash paid for:
              Interest                                             $1,348,806    $1,333,961    $1,650,282
              Income taxes                                            519,440       411,069       217,595

       Noncash investing and financing activities:
              Other real estate acquired in settlement
                     of loans                                               -        83,465         3,500

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY  OF SIGNIFICANT ACCOUNTING POLICIES:
           Investment securities - In May, 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." A significant provision of this statement is the change in accounting and reporting for certain investments in debt and equity securities. These securities shall be classified into one of three categories: held to maturity, available for sale or trading. The Company adopted and implemented SFAS No. 115 as of December 31, 1993, as permitted.

           Securities have been classified as held to maturity which are those bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity and are reported at cost, adjusted for premiums that are recognized in interest income using the interest method over the period to maturity.

           Gains and losses on the sale of securities are determined using the specific identification method.

           Loans and allowance for loan losses - Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

           The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay.

           Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

           Bank premises and equipment - Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using an accelerated method over the estimated useful lives of the assets, which generally range from 15 to 39 years for buildings and from 3 to 7 years for furniture and equipment.

           Maintenance and repairs are charged to operating expense as incurred and significant improvements are capitalized.

           Income taxes - Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of nontaxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets are included in the financial statements at currently

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


enacted income tax rates applicable to the period in which deferred tax assets are expected to be realized as prescribed in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets are adjusted through the provision for income taxes.

           Cash flows - For purposes of the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

           Current accounting developments - The Financial Accounting Standards Board has issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which becomes effective for fiscal years beginning after December 15, 1994. Earlier application is permitted. The Statement generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The Bank has not addressed the potential future impact of the application of this Statement.

NOTE 2 - INVESTMENT SECURITIES:
           Investment securities have been classified in the financial statements as held to maturity based on management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                                       GROSS       GROSS
                                        AMORTIZED    UNREALIZED  UNREALIZED     FAIR
                                          COST         GAINS       LOSSES       VALUE
                                       -----------   ----------  ----------  -----------
           December 31, 1994:

           Obligations of U.S.
              government agencies      $ 3,847,560    $     -    $(173,676)  $ 3,673,884
           Obligations of states
              and political
              subdivisions               1,677,875     39,878       (3,126)    1,714,627
           Mortgage-backed
              securities                16,911,586      5,318     (783,471)   16,133,433
                                       -----------    -------    ---------   -----------

                 Totals                $22,437,021    $45,196    $(960,273)  $21,521,944
                                       ===========    =======    =========   ===========

                                                        GROSS        GROSS
                                        AMORTIZED     UNREALIZED   UNREALIZED     FAIR
                                          COST          GAINS        LOSSES       VALUE
                                       -----------    ----------   ----------  -----------
           December 31, 1993:

           U.S. Treasury securities    $   500,000     $  2,345                $   502,345
           Obligations of U.S.
              government agencies        3,875,098       68,191       (5,176)    3,938,113
           Obligations of states
              and political
              subdivisions               1,958,811      160,903                  2,119,714
           Mortgage-backed
              securities                17,672,930      429,285      (79,217)   18,022,998
                                       -----------     --------     --------   -----------

                 Totals                $24,006,839     $660,724     $(84,393)  $24,583,170
                                       ===========     ========     ========   ===========

           Gross realized gains and losses on sales of securities were:

                                             1994          1993          1992
                                             ----          ----          ----
           Gross realized gains            $ 9,259       $45,437       $52,777
                                           =======       =======       =======

           Gross realized losses           $31,837       $10,340       $97,485
                                           =======       =======       =======

           The amortized cost and estimated market value of securities being held to maturity at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        AMORTIZED        FAIR
                                                          COST           VALUE
                                                       -----------    -----------
           Due in one year or less                     $ 6,422,801    $ 6,289,465
           Due after one year through five years        12,906,258     12,330,730
           Due after five years through ten years          946,245        898,591
           Due after ten years                           2,161,717      2,003,158
                                                       -----------    -----------
                                                       $22,437,021    $21,521,944
                                                       ===========    ===========

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE  2 - INVESTMENT SECURITIES:  (continued)
           Securities with an amortized cost of $8,085,577 and $7,960,982 at December 31, 1994 and 1993, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 3 - LOANS:
           Major classifications of loans are as follows:

                                                                  1994          1993
                                                                  ----          ----
           Commercial                                         $ 6,208,863   $ 5,086,057
           Installment                                         17,810,635    15,370,839
           Overdrafts                                               4,891         6,577
                                                              -----------   -----------
                                                               24,024,389    20,463,473
                                                              -----------   -----------
           Deduct:
              Unearned interest                                    93,152       113,287
              Allowance for loan losses                           270,000       265,075
                                                              -----------   -----------
                                                                  363,152       378,362
                                                              -----------   -----------

           Loans, net                                         $23,661,237   $20,085,111
                                                              ===========   ===========

           Changes in the allowance for loan losses are as follows:

           Balance at beginning of year                       $   265,075   $   230,000

              Provision charged to operations                      79,608        67,542
              Recoveries of loans previously charged - off         71,316        74,823
              Loans charged - off                                (145,999)     (107,290)
                                                              -----------   -----------

           Balance at end of year                             $   270,000   $   265,075
                                                              ===========   ===========

           The Bank grants agribusiness, commercial and residential loans to customers throughout its lending area which is primarily the trading area of Ariton and Ozark, Alabama. The Bank has a diversified loan portfolio and its debtors' ability to honor their contracts is dependent upon the general economic environment of its lending area.

           The Bank did not have any loans classified as nonaccrual at December 31, 1994 and 1993.

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE  4 - BANK PREMISES AND EQUIPMENT:
           A major classification of these assets is summarized as follows:

                                                                    1994           1993
                                                                    ----           ----
           Land                                                  $  125,500     $  125,500
           Buildings                                                798,186        798,186
           Furniture and equipment                                  576,485        511,304
                                                                 ----------     ----------
                                                                  1,500,171      1,434,990
           Less:  Accumulated depreciation                          966,304        880,273
                                                                 ----------     ----------

              Totals                                             $  533,867     $  554,717
                                                                 ==========     ==========

           Depreciation expense for the years ended December 31, 1994, 1993 and 1992 amounted to $86,031, $94,410 and $106,875, respectively.

NOTE 5 - DEPOSITS:
           Certificates of deposit of $100,000 or more included in time deposits for the years ended December 31, 1994 and 1993 totaled $5,205,296 and $4,872,758, respectively.

           The following is a maturity distribution of time certificates of deposit in denominations of $100,000 or more at December 31, 1994:

                                                                    1994
                                                                    ----
           Three months or less                                  $2,826,593
           Over three months through six months                     934,722
           Over six months through twelve months                  1,243,981
           Over twelve months                                       200,000
                                                                 ----------

              Total                                              $5,205,296
                                                                 ==========

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES:
           The provision for income taxes is as follows:

                                            1994          1993         1992
                                            ----          ----         ----
           Current:
              Federal                     $ 325,222    $ 370,886    $ 267,965
              State                          31,121       48,554       41,104
           Deferred provision (benefit)       3,000       (3,100)     (12,400)
                                          ---------    ---------    ---------

                                          $ 359,343    $ 416,340    $ 296,669
                                          =========    =========    =========

           A reconciliation of the statuatory income tax to the income tax expense included in the statements of income is as follows:

                                                 1994               1993                1992
                                         -----------------   -----------------   -----------------
                                          AMOUNT      %       AMOUNT      %       AMOUNT      %
                                          ------     ---      ------     ---      ------     ---
           Tax at statuatory
                  federal rate           $396,894   34.00%   $448,246   34.00%   $334,390   34.00%
           Tax - exempt interest          (62,255)  (5.33)    (69,528)  (5.27)    (73,245)  (7.45)
           State income taxes              10,582    0.91      16,509    1.25      13,975    1.42
           Other                           14,122    1.21      21,113    1.60      21,549    2.19
                                         --------   -----    --------   -----    --------   -----
                  Provision for
                      income taxes       $359,343   30.79%   $416,340   31.58%   $296,669   30.16%
                                         ========   =====    ========   =====    ========   =====

           The components of the net deferred tax assets included in other assets consist entirely of deferred tax assets.

           The tax effects of each type of income and expense item that gave rise to deferred taxes are:

                                                                      1994           1993
                                                                      ----           ----
           Allowance for loan losses                                $38,358        $39,550
           Cumulative write - down of other real estate              35,642         37,450
                                                                    -------        -------

                  Net deferred tax asset                            $74,000        $77,000
                                                                    =======        =======

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES: (continued)
           In 1993, the Bank changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting FASB Statement No. 109 was not material.

NOTE  7 - RESTRICTIONS ON RETAINED EARNINGS:
           Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $1,865,000 in 1994.

           The Bank is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1994, the Bank is required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively. The Bank's actual ratios at that date were 7% and 10%, respectively.

NOTE  8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:
           The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of cash flows. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

           The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Bank financial instruments whose contract amounts represent credit risk are as follows:

           Commitments to extend credit                      $278,861
           Standby letters of credit                           14,900

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

           Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

NOTE 9 - PROFIT SHARING PLAN:
           The Bank has a profit sharing plan which covers substantially all regular, full-time employees. The plan provides for contributions in such amounts as the Board of Directors may determine. The Bank's policy is to fund profit sharing cost accrued. Contributions were $50,000, $50,000 and $0 for 1994, 1993 and 1992, respectively.

NOTE 10 - OPERATING LEASES:
           The Bank is obligated under several noncancellable operating leases for office equipment and furniture that expire through 1998. The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 1994.

           YEAR ENDING
           DECEMBER 31                                              AMOUNT
           -----------                                              ------
           1995                                                     $9,579
           1996                                                      9,336
           1997                                                      7,750
           1998                                                      3,812

           Rent expense for all operating leases for the years ended December 31, 1994, 1993 and 1992 was $4,046, $4,592 and $8,762, respectively.

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                         NOTES TO FINANCIAL STATEMENTS


NOTE 11 - RELATED PARTY TRANSACTIONS:
           Certain directors of the Bank, companies in which they have a 10% or more beneficial ownership, and certain principal officers are customers of, and have banking transactions with, the Bank in the ordinary course of business. The aggregate amount of loans to such related parties at December 31, 1994 was $866,033. New loans to such related parties amounted to $678,926 and repayments amounted to $155,063 during 1994.

NOTE 12 - SUBSEQUENT EVENTS:
           The Board of Directors executed on May 19, 1995, an agreement and plan of merger between Farmers and Merchants Bank, Ariton, Alabama; Colonial Bank and Colonial BancGroup, Inc.

                 FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                               ARITON, ALABAMA
                       BALANCE SHEET AT MARCH 31, 1995


                             ASSETS

                                                                (Unaudited)

Cash and due from banks                                         $ 1,697,165
Securities being held to maturity                                22,250,227
Federal funds sold                                                1,065,000
Loans, net                                                       24,590,421
Bank premises and equipment, net                                    515,537
Accrued interest receivable                                         620,505
Other assets                                                        112,971
                                                                -----------

            Total assets                                        $50,851,826
                                                                ===========




              LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:
   Deposits:
      Demand                                                    $18,053,081
      Savings                                                     3,862,595
      Other time                                                 21,422,797
                                                                -----------
         Total deposits                                          43,338,473
   Accrued interest                                                  72,222
   Other liabilities                                                 69,788
                                                                -----------
         Total liabilities                                       43,480,483
                                                                -----------



Stockholders' equity:
   Common stock - $100 par value;  5,600 shares authorized;
     5,600 shares outstanding                                       560,000
   Surplus                                                          560,000
   Retained earnings                                              6,251,343
                                                                -----------
         Total stockholders' equity                               7,371,343
                                                                -----------

            Total liabilities and stockholders' equity          $50,851,826
                                                                ===========




See Accountants' Compilation Report.

                 FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                             STATEMENTS OF INCOME
              FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994

                                              THREE MONTHS ENDED
                                                   MARCH 31
                                              ------------------

                                                1995       1994
                                                ----       ----
                                                  (Unaudited)
INTEREST INCOME:
   Interest and fees on loans                 $546,223   $433,287
   Securities to be held to maturity           362,142    399,031
   Federal funds sold                           29,588     18,683
                                              --------   --------
                                               937,953    851,001

INTEREST EXPENSE ON DEPOSITS                   376,414    323,326
                                              --------   --------

NET INTEREST INCOME                            561,539    527,675
                                              --------   --------

OTHER INCOME:
   Service charges and other fees               49,272     65,382
   Other gains                                   1,190      1,158
                                              --------   --------
                                                50,462     66,540
                                              --------   --------
OTHER EXPENSE:
   Salaries                                    117,060    117,146
   Retirement and other employee benefits       20,121     20,069
   Other operating expenses                    143,373    121,363
                                              --------   --------
                                               280,554    258,578
                                              --------   --------

INCOME BEFORE INCOME TAXES                     331,447    335,637

PROVISION FOR INCOME TAXES                     106,500     90,000
                                              --------   --------

NET INCOME                                    $224,947   $245,637
                                              ========   ========

NET INCOME PER SHARE OF COMMON STOCK          $  40.17   $  43.86
                                              ========   ========


See Accountants' Compilation Report.

                 FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994



                                   COMMON                RETAINED
                                    STOCK     SURPLUS    EARNINGS       TOTAL
                                  --------   --------   ----------   ----------
                                                  (Unaudited)
BALANCE AT DECEMBER 31, 1993      $560,000   $560,000   $5,610,404   $6,730,404

  Net income                                               245,637      245,637

  Dividends                                               (196,000)    (196,000)
                                  --------   --------   ----------   ----------


BALANCE AT MARCH 31, 1994         $560,000   $560,000   $5,660,041   $6,780,041
                                  ========   ========   ==========   ==========

BALANCE AT DECEMBER 31, 1994      $560,000   $560,000   $6,222,396   $7,342,396

  Net income                                               224,947      224,947

  Dividends                                               (196,000)    (196,000)
                                  --------   --------   ----------   ----------

BALANCE AT MARCH 31, 1995         $560,000   $560,000   $6,251,343   $7,371,343
                                  ========   ========   ==========   ==========




See Accountants' Compilation Report.

                 FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                           STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994
               Increase (Decrease) in Cash and Cash Equivalents


                                                                        THREE MONTHS ENDED
                                                                             MARCH 31
                                                                        ------------------

                                                                        1995            1994
                                                                        ----            ----
                                                                             (Unaudited)
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
  Net income                                                        $   224,947     $   245,637
  Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                    18,330          17,400
         Amortization of bond premiums                                   12,519          13,890
         Gain on sale of securities                                        (943)
         Gain on sale of bank assets                                       (247)         (1,158)
         Decrease (increase) in operating assets and increase
             (decrease) in operating liabilities:
                 Interest receivable                                    (25,686)        (81,168)
                 Interest payable                                         6,490          (4,880)
                 Other assets                                            30,662         (11,003)
                 Other liabilities                                       31,291         (59,715)
                                                                    -----------     -----------

                    Net cash from operating activities                  297,363         119,003
                                                                    -----------     -----------



CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
  Proceeds from sales and maturities of investment securities         1,186,468         118,835
  Purchase of investment securities                                  (1,011,250)     (1,001,102)
  Decrease in federal funds sold                                        775,000         315,000
  Net increase in loans                                                (929,184)       (263,722)
  Proceeds from sales of bank assets                                     15,000           7,500
  Purchases of bank premises and equipment                                               (1,857)
                                                                    -----------     -----------

                    Net cash from (used for) investing activities   $    36,034     $  (825,346)
                                                                    -----------     -----------





See Accountants' Compilation Report.

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
                           STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1994
               Increase (Decrease) in Cash and Cash Equivalents


                                                                             THREE MONTHS ENDED
                                                                                  MARCH 31
                                                                             ------------------

                                                                              1995          1994
                                                                              ----          ----
                                                                                  (Unaudited)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
  Net increase in demand deposits, NOW
      accounts and savings accounts                                       $ 1,385,260    $   28,867
  Net increase (decrease) in certificates of deposit                       (1,607,788)      615,196
  Dividends paid                                                             (196,000)     (196,000)
                                                                          -----------    ----------

                       Net cash from (used for) financing activities         (418,528)      448,063
                                                                          -----------    ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                     (85,131)     (258,280)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            1,782,296     1,749,327
                                                                          -----------    ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $ 1,697,165    $1,491,047
                                                                          ===========    ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
   Cash paid for:
      Interest                                                            $   369,923    $  328,205
      Income taxes                                                             31,121       151,440

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA
             SELECTED INFORMATION - SUBSTANTIALLY ALL DISCLOSURES
             REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                               ARE NOT INCLUDED

        The accompanying unaudited financial statements of Farmers and Merchants Bank, Ariton, Alabama for the three months ended March 31, 1995 and March 31, 1994 have been prepared in accordance with generally accepted accounting principles for interim information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments considered necessary for a fair presentation have been included.
All 1995 interim amounts are subject to year-end audit and the results of operations for the interim periods herein are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. For further information, refer to the financial statements and footnotes thereto included in Farmers and Merchants Bank, Ariton, Alabama's audited financial statements for the year ended December 31, 1994.

                                                                     APPENDIX A






                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                 COLONIAL BANK

                                      AND

                  FARMERS AND MERCHANTS BANK, ARITON, ALABAMA

                                  DATED AS OF

                                  MAY 19, 1995

                               TABLE OF CONTENTS


CAPTION                                                                                                              PAGE
- -------                                                                                                              ----
ARTICLE 1 -- NAME

         1.1     Name . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7

ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS

         2.1     Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
         2.2     Corporate Existence  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
         2.3     Articles of Incorporation and Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
         2.4     Resulting Corporation's Officers and Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
         2.5     Shareholder Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
         2.6     Further Acts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
         2.7     Effective Date and Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-10

ARTICLE 3 -- CONVERSION OF BANK STOCK

         3.1     Conversion of Bank Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-10
         3.2     Surrender of Bank Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-12
         3.3     Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-12
         3.4     Adjustments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
         3.5     Colonial Bank Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
         3.6     Dissenting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13

ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND
                    COVENANTS OF BANCGROUP

         4.1     Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-14
         4.2     Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-14
         4.3     Financial Statements; Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-15
         4.4     No Conflict with Other Instrument  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-17
         4.5     Absence of Material Adverse Change . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-18
         4.6     Approval of Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-18
         4.7     Tax Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-19
         4.8     Title and Related Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-19
         4.9     Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-20
         4.10    Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-20
         4.11    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-21
         4.12    Compliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-21

         4.13    Registration Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
         4.14    Filings Incorporated by Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
         4.15    Form S-4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         4.16    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         4.17    Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23

ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND
                    COVENANTS OF THE BANK

         5.1     Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         5.2     Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         5.3     Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         5.4     Financial Statements; Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
         5.5     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         5.6     Title and Related Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-32
         5.7     Commitments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-33
         5.8     Charter and Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
         5.9     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
         5.10    Material Contract Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
         5.11    No Conflict with Other Instrument  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
         5.12    Governmental Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.13    Absence of Regulatory Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.14    Absence of Material Adverse Change . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.15    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.16    Pension and Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-37
         5.17    Buy-Sell Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         5.18    Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         5.19    Approval of Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         5.20    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-39
         5.21    Registration Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-39
         5.22    Loans; Adequacy of Allowance for Loan Losses . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-40
         5.23    Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-40
         5.24    Transfer of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-41

ARTICLE 6 -- ADDITIONAL COVENANTS

         6.1     Additional Covenants of BancGroup  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         6.2     Additional Covenants of the Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44

ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS

         7.1     Best Efforts; Cooperation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-46
         7.2     Press Release  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-47
         7.3     Mutual Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-47

         7.4     Access to Properties and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-47

ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES

         8.1     Approval by Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-48
         8.2     Regulatory Authority Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-48
         8.3     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-48
         8.4     Registration Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         8.5     Tax Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49

ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF THE BANK

         9.1     Representations, Warranties and Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         9.2     Adverse Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         9.3     Closing Certificate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         9.4     Opinion of Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-53
         9.5     Other Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-53
         9.6     Material Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-53
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP

         10.1    Representations, Warranties and Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-54
         10.2    Adverse Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-54
         10.3    Closing Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-55
         10.4    Opinion of Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-56
         10.5    Controlling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-56
         10.6    Other Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-57
         10.7    Material Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-57
         10.8    Dissenters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-57

ARTICLE 11 -- TERMINATION OF REPRESENTATIONS
                     AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-57

ARTICLE 12 -- NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-58

ARTICLE 13 -- AMENDMENT OR TERMINATION

         13.1    Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-59
         13.2    Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-59
         13.3    Damages  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-61

ARTICLE 14 -- DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-61

ARTICLE 15 -- MISCELLANEOUS

         15.1    Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-72
         15.2    Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-72
         15.3    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-72
         15.4    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-72
         15.5    Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-72
         15.6    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-73
         15.7    Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-73
         15.8    Return of Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-73
         15.9    Equitable Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-74
         15.10   Attorneys' Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-74
         15.11   No Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-74
         15.12   Remedies Cumulative  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-75
         15.13   Entire Contract  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-75

FORM OF AFFILIATE AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . EXHIBIT A

OPINION OF COUNSEL TO BANCGROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . EXHIBIT B

OPINION OF COUNSEL TO BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . EXHIBIT C

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 19 day of May 1995, by and between FARMERS AND MERCHANTS BANK, ARITON, ALABAMA, an Alabama state banking corporation ("Bank"), COLONIAL BANK ("Colonial Bank"), an Alabama state banking corporation, and joined in by THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                   WITNESSETH

         WHEREAS, the Bank operates as a commercial bank in Ozark, Alabama and Ariton, Alabama; and

         WHEREAS, BancGroup is a bank holding company with subsidiary banks in Alabama and Tennessee; and

         WHEREAS, the Bank wishes to merge with Colonial Bank, a wholly-owned subsidiary of BancGroup; and

         WHEREAS, the Parties hereto acknowledge and agree that the Merger herein contemplated will benefit the Bank by increasing its legal lending limit and reducing its operating expenses through consolidating its administrative functions, and will benefit

Colonial Bank by giving it access to, and a substantial presence in, the Dale County, Alabama, banking market; and

         WHEREAS, it is the intention of BancGroup, Colonial Bank and the Bank that such merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                     NAME

         1.1 NAME. The name of the corporation resulting from the Merger shall be "Colonial Bank."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

         2.1 APPLICABLE LAW. On the Effective Date, the Bank shall be merged with and into Colonial Bank (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the ABCA. The offices and facilities of the Bank and of Colonial Bank shall become the offices and facilities of the Resulting Corporation.

         2.2 CORPORATE EXISTENCE. On the Effective Date, the corporate existence of the Bank and of Colonial Bank shall, as provided in the ABCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as the Bank and Colonial Bank. All rights, franchises and interests of the Bank and Colonial Bank, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by the Bank and Colonial Bank, respectively, on the Effective Date.

         2.3 ARTICLES OF INCORPORATION AND BYLAWS. On the Effective Date, the articles of incorporation and bylaws of the Resulting Corporation shall be the articles of incorporation and bylaws of Colonial Bank as they exist immediately before the Effective Date.

         2.4 RESULTING CORPORATION'S OFFICERS AND BOARD. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of Colonial Bank as of the Effective Date.

         2.5 SHAREHOLDER APPROVAL. This Agreement shall be submitted to the shareholders of the Bank at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of the Bank as required by applicable Law, this Agreement shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

         2.6 FURTHER ACTS. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of the Bank or Colonial Bank, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, the Bank or Colonial Bank and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of the Bank or Colonial Bank, or otherwise, to take any and all such action.

         2.7 EFFECTIVE DATE AND CLOSING. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Alabama (such time being herein called the "Effective Date"). The Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 11:00 a.m. on the date that the Effective Date occurs or at such other place and time that the Parties may mutually agree.

                                   ARTICLE 3

                            CONVERSION OF BANK STOCK

         3.1 CONVERSION OF BANK STOCK. (a) On the Effective Date, and subject to section 3.1(b), each share of common stock of the Bank outstanding and held by the Bank's shareholders (the "Bank Stock"), shall be converted into shares of BancGroup Common Stock and cash as specified below. Each outstanding share of Bank Stock shall be converted into the number of shares, or such fractions of a share (subject to section 3.3 hereof), of

BancGroup Common Stock which shall be equal to $7,000,000 divided by the total number of shares of Bank Stock outstanding divided by the Market Value. The Market Value shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) trading days ending on the trading day immediately preceding the Effective Date. In addition, BancGroup will pay an aggregate of $3,000,000 in cash for the outstanding shares of Bank Stock, with $535.71 in cash to be paid for each one share of Bank Stock assuming 5,600 shares of Bank Stock outstanding. Thus, as an illustration only, if the Market Value is $24, and assuming 5,600 shares of Bank Stock outstanding, then each one share of Bank Stock shall be converted into 52.08 shares of BancGroup Common Stock (i.e., $7,000,000 divided by 5,600 divided by the Market Value), and a shareholder of the Bank holding 123 shares of Bank Stock would receive in the aggregate 6,405 shares of BancGroup Common Stock (123 multiplied by 52.08) with the .84 of a share of BancGroup Common Stock converted to cash equal to $20.16 ($24 multiplied by .84) as provided in section 3.3. In addition, such shareholder would be paid $65,892.33 in cash for such shareholder's 123 shares of Bank Stock.

         (b) Notwithstanding the provisions of section 3.1(a), the maximum number of shares of Common Stock that BancGroup shall be required to issue in the Merger shall be 354,430, and the minimum number of such shares that BancGroup shall be required to issue shall be 256,881.

         3.2 SURRENDER OF BANK STOCK. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Bank Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Bank Stock, to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Bank Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Bank Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Bank Stock shall have been properly tendered.

         3.3 FRACTIONAL SHARES. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Bank Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Bank Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

         3.4 ADJUSTMENTS. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Bank Stock shall be converted.

         3.5 COLONIAL BANK STOCK. The shares of common stock of Colonial Bank issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

         3.6 DISSENTING RIGHTS. Any shareholder of the Bank who shall not have voted in favor of this Agreement and has complied with the applicable procedures set forth in the ABCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Bank Stock. If after the Effective Date a dissenting shareholder of the Bank fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares of Bank Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Bank Stock is entitled under
Section 3(a) (without interest) upon surrender of such holder of the certificate or certificates representing shares of Bank Stock held by him.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

          BancGroup represents, warrants and covenants to and with the Bank as follows:

         4.1 ORGANIZATION. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect on the condition (financial or other), earnings, business, affairs, Assets, properties, prospects or results of operations of BancGroup or of BancGroup and its Subsidiaries taken as a whole.

         4.2     CAPITAL STOCK.

                 (a)      The authorized capital stock of BancGroup consists of
(A) 44,000,000 shares of Common Stock, $2.50 par value per share, of which as of March 31, 1995, 12,208,446 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights, (B) and 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of Common Stock to be issued upon the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable.

                 (b) The authorized capital stock of each Subsidiary of BancGroup is duly authorized, validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.


         4.3 FINANCIAL STATEMENTS; TAXES. (a) BancGroup has delivered to the Bank true and complete copies of the following financial statements of BancGroup (together with related opinions of auditors, as appropriate).

                    (i) Consolidated balance sheets as of December 31, 1993, and December 31, 1994, and for the quarterly period ending March 31, 1995;

                    (ii) Consolidated statements of operations for each of the three years ended December 31, 1992, 1993 and 1994, and for the quarterly period ending March 31, 1995;

                    (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1992, 1993 and 1994, and for the quarterly period ending March 31, 1995; and

                    (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1992, 1993 and 1994, and for the quarterly period ending March 31, 1995.

Between the date hereof and the Effective Date, BancGroup will deliver to the Bank copies of all quarterly financial statements as soon as they become available. All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto, other than Liabilities (including reserves) in the amount set forth in such balance sheets and the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated.

                 (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on said returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at said dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

         4.4 NO CONFLICT WITH OTHER INSTRUMENT. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time, or both) under any material indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or any material portion of their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, Regulation, judgment or decree binding on them or any of their Assets.

         4.5 ABSENCE OF MATERIAL ADVERSE CHANGE. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

         4.6 APPROVAL OF AGREEMENTS. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and have, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Subject to the conditions stated herein, this Agreement represents a legal, valid and binding obligation of BancGroup and Colonial Bank, enforceable against BancGroup and Colonial Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting





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

the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

         4.7 TAX TREATMENT. Colonial Bank will acquire, pursuant to the Merger, substantially all of the properties of the Bank within the meaning of Treasury Regulations Section 1.368-2(b)(2). BancGroup and Colonial Bank have no intention to sell or otherwise dispose of any of the Assets of the Bank acquired pursuant to the Merger. Colonial Bank shall continue the Bank's historic business and shall use a significant portion of the Bank's historic business assets in a business, all within the meaning of Treasury Regulations
Section 1.368-1(d).  BancGroup controls Colonial Bank within the meaning of section 368(c) of the Code.

         4.8 TITLE AND RELATED MATTERS. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

         4.9 SUBSIDIARIES. Each Subsidiary of BancGroup, including Colonial Bank, has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation (which, in the case of Colonial Bank, is the State of Alabama) and each Subsidiary, including Colonial Bank, has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup, including Colonial Bank, has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

         4.10 CONTRACTS. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.





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


         4.11 LITIGATION. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect in the condition, financial or otherwise, or in the general affairs, management, stockholders' equity or results of operations of BancGroup and its Subsidiaries considered as one enterprise, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

         4.12 COMPLIANCE. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws, applicable to their or the conduct of their businesses.





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


         4.13 REGISTRATION STATEMENT. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by the Bank or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of the Bank, its operations, Assets and capital.

         4.14 FILINGS INCORPORATED BY REFERENCE. The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

         4.15 FORM S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

         4.16 DISCLOSURE. No representation or warranty, or any statement or certificate furnished or to be furnished to the Bank by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

         4.17. BROKERS. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with the Bank and without the intervention of any other person, either as a result of any act of BancGroup, or otherwise, in such manner as to give rise to any valid claim against BancGroup or the Bank for a finder's fee, brokerage commission or other like payment.

                                   ARTICLE 5

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BANK

         The Bank represents, warrants and covenants to and with BancGroup, as follows:

         5.1 ORGANIZATION. The Bank is an Alabama state banking corporation duly organized, validly existing and in good standing under the Laws of Alabama and has all requisite corporate power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect on the condition (financial or other) earnings, business, affairs, Assets, properties, prospects or results of operations of the Bank.

         5.2 CAPITAL STOCK. (i) As of March 31, 1995, the authorized capital stock of the Bank consisted of 5,600 shares of common stock, $100 par value per share, 5,600 shares of which are issued and outstanding as of the date hereof. All of such shares which are outstanding are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. The Bank has no shares of its common stock subject to exercise under any stock option. The Bank does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

         5.3     SUBSIDIARIES.  (a)  The Bank has no Subsidiaries.





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

                 (b) The Bank does not own directly or indirectly any equity interest in any bank, corporation or other entity, except in a fiduciary capacity.

         5.4 FINANCIAL STATEMENTS; TAXES (a) The Bank has delivered to BancGroup true and complete copies of its Directors' Examinations performed by the Bank's independent certified public accountants for each of the three (3) years. Each such Directors' Examination has been performed in accordance with the minimum guidelines as set forth by the State of Alabama Superintendent of Banking. The Bank has also delivered to BancGroup its 1994 Annual Disclosure Statement which includes the following financial statements on the Bank:

                    (i) Statements of financial condition as of December 31, 1993 and 1994;

                    (ii) Statements of income for each of the two years ended December 31, 1993 and 1994; and

                    (iii) Statements of changes in equity capital for each of the two years ended December 31, 1993, and 1994.

Between the date hereof and the Effective Date, the Bank will deliver copies of all monthly financial statements as soon as they become available. All of the foregoing financial statements are in all material respects in accordance with the books and records of the

Bank. Each of the balance sheets of the Bank presents fairly as of its date the financial condition of the Bank. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), the Bank did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto, other than Liabilities (including reserves) in the amount set forth in such balance sheets and the notes thereto. The statements of income, stockholders' equity and changes in financial position present fairly the results of operation of the Bank for the periods indicated.

                 (b) All Tax returns required to be filed by or on behalf of the Bank have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on said returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of the Bank, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of the Bank accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which the Bank may at said dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of the Bank, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of the Bank. The Bank has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

                 (c) The Bank has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). The Bank is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

         5.5 ABSENCE OF CERTAIN CHANGES OR EVENTS. (a) Since the date of the most recent balance sheet provided under section 5.4(a)(i) above, the Bank has not

                 (i) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares issued as director's qualifying shares;

                 (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations and Liabilities incurred in the ordinary course of business and consistent with past practice;

                 (iii) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

                 (iv) except as permitted by section 5.5(b), declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, any of its outstanding securities;

                 (v) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, property or rights or canceled, or agreed to cancel, any debts or claims, except that the automobiles and other immaterial Assets of the Bank listed on Schedule 5.5(a)(v) hereto may be transferred at Closing to the persons shown on such schedule. Such Assets shall be assessed at book value (which shall be shown on such schedule), and such assessment shall be charged against the Bank's 1995 earnings as described in section 5.5(c);

                 (vi) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its Assets, property or rights;

                 (vii) suffered any Losses or waived any rights of value which in the aggregate are material;

                 (viii) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

                 (ix) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

                 (x) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

                 (xi) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

                 (xii) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

                 (xiii) entered into any other material transaction other than in the ordinary course of business.

         Between the date hereof and the Effective Date, the Bank, without the express written approval of BancGroup, will not do any of the things listed in clauses (a) through (c) of this section 5.5 except as permitted therein or as contemplated in this Agreement.

         (b) Notwithstanding section 5.5(a)(iv), the Bank may declare and pay a dividend immediately prior to the Closing which may be equal to the amount of the dividend paid for 1994 prorated for the number of months, including fractions of a month, from January 1, 1995, to the Closing. In other words, the prorated dividend shall be calculated on the basis of the amount of the 1994 dividend, divided by 12, and multiplied by the number of months from January 1, 1995, to the Closing, including fractions of a month.

         (c) Notwithstanding section 5.5(a)(ix), at the Closing, the Bank shall pay to or for the benefit of its employees the Bank's 1995 earnings through the end of the month immediately prior to the Closing. For this purpose, the Bank's "1995 earnings" shall mean earnings from normal and customary operations of the Bank determined in accordance with GAAP. The Bank shall provide to BancGroup income statements sufficient to show the calculation of 1995 earnings. In addition to any expenses which may for purposes of GAAP reduce 1995 earnings, any expenses incurred by the Bank in connection with (i) the Merger (including but not limited to, attorney and auditing fees and expenses, printing, mailing, and travel costs), (ii) the cancellation of the Bank's data processing contracts listed on Schedule 5.6(d), and (iii) the Assets shown on Schedule 5.5(a)(v) shall be accrued and included in calculating 1995 earnings. Before making such payments to its employees, however, the Bank shall provide in writing to BancGroup a list of all employees of the Bank who are recommended by the Bank to receive such payments, showing the name of the employee and the employee's position and years of service at the Bank, the amount recommended to be received by or paid for the benefit of the employee, and the method by which the Bank proposes to make such payment and the reasons for such payment, including the method of payment, as to each employee. For this purpose, the "method" of payment may be in the form of a retention agreement payment, a cash bonus, a profit sharing plan contribution or other similar award and may vary for each employee. BancGroup shall have the right to approve or modify the payments for each employee and the employees to whom payments will be made, and the Bank shall only make such payments, including any modifications, as are approved in writing by BancGroup. No payments shall be made if such payments would fail to be deductible for federal income tax purposes by virtue of section 280G of the Code.

         5.6     TITLE AND RELATED MATTERS.

                 (a) Title. The Bank has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of the Bank, the material structures and equipment of the Bank, comply in all material respects with the requirements of all applicable Laws.

                 (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by the Bank, either as lessor or lessee.

                 (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of the Bank's fixed Assets as of December 31, 1994.

                 (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of the Bank. The Bank is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of the Bank.

         5.7 COMMITMENTS. Except as set forth in Schedule 5.7, the Bank is not a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar Contracts,
(vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of the Bank. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection. Prior to the Effective Date, the Bank will not enter into or amend any Contract, agreement or other instrument of any of the types listed in this section without giving five days prior written notice to BancGroup, provided that such notice shall not impair BancGroup's right to determine whether such action which is the subject of such notice constitutes a Material Adverse Effect under section 10.2 hereof.

         5.8 CHARTER AND BYLAWS. The Bank has delivered to BancGroup true and correct copies of its articles of incorporation and bylaws, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

         5.9 LITIGATION. There is no Litigation (whether or not purportedly on behalf of the Bank) pending or, to the Knowledge of the Bank, threatened against or affecting (nor is the Bank aware of any facts which could give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on the business operations, properties or Assets or in the condition, financial or otherwise, of the Bank, and the Bank is not in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on the business operations, properties or Assets or in the condition, financial or otherwise, of such party. To the Knowledge of the Bank, the Bank has complied in all material respects with all material applicable Laws including those imposing Taxes, or any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect in the business operations, properties or Assets or in the condition, financial or otherwise, of the Bank.

         5.10 MATERIAL CONTRACT DEFAULTS. The Bank is not in Default in any material respect under the terms of any Contract, agreement, lease or other commitment which is or may be, material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of the Bank, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

         5.11 NO CONFLICT WITH OTHER INSTRUMENT. The consummation of the transactions contemplated by this Agreement will not result in the breach of or constitute a Default (without regard to the giving of notice or the passage of time, or both) under any term or provision of any Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which the Bank is a party or its Assets may be bound and will not conflict with any provision of the charter or bylaws of the Bank.

         5.12 GOVERNMENTAL AUTHORIZATION. The Bank has all licenses, franchises, permits and other governmental authorizations that, to the Knowledge of the Bank, are or will be legally required to enable the Bank to conduct its business in all material respects as now conducted by the Bank.

         5.13 ABSENCE OF REGULATORY COMMUNICATIONS. The Bank is not subject to, nor has the Bank received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of the Bank.

         5.14 ABSENCE OF MATERIAL ADVERSE CHANGE. Since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Bank.

         5.15 INSURANCE. The Bank has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of the

Bank reasonably believes to be adequate for the type of business conducted by such company. The Bank is not liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and the Bank has not received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, the Bank has not been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to the Bank at all times from the date hereof to the Effective Date.

         5.16    PENSION AND EMPLOYEE BENEFIT PLANS.

                 (a) To the Knowledge of the Bank, all employee benefit plans of the Bank have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth on Schedule 5.16, the Bank has no pension or other retirement plan or any other plan or agreement subject to the ERISA or Section 401 of the Code, and no unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of the Bank, no employee benefit plan, any trust created thereunder nor any trustee or administrator thereof has engaged in a

"prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of the Bank.

                 (b) The Bank has no reason to believe that any amount payable to any employee of the Bank will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and Regulations thereunder.

         5.17 BUY-SELL AGREEMENT. The Bank is not aware of any agreement among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of the Bank, any similar agreement or any voting agreement or voting trust in respect of any such shares.

         5.18 BROKERS. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by the Bank directly with BancGroup and without the intervention of any other person, either as a result of any act of the Bank, or otherwise, in such manner as to give rise to any valid claim against the Bank for a finder's fee, brokerage commission or other like payment.

         5.19 APPROVAL OF AGREEMENTS. The board of directors of the Bank has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by the Bank of this Agreement. Subject to the matters referred to in section 8.2, the Bank has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of the Bank in accordance with this Agreement, the Bank shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement. Subject to the conditions set forth herein, this Agreement represents a legal, valid, and binding obligation of the Bank, enforceable against the Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

         5.20 DISCLOSURE. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by the Bank, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

         5.21 REGISTRATION STATEMENT. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

provided, however, that the representations and warranties in this subsection shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of the Bank, its Assets, properties, operations, and capital stock or to information furnished by the Bank or its representatives expressly for inclusion in the Proxy Statement.

         5.22    LOANS; ADEQUACY OF ALLOWANCE FOR LOAN LOSSES.   All reserves
for loan losses shown on the most recent financial statements furnished by the Bank are adequate in all material respects, and the Bank has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of the Bank is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles. Except as disclosed on Schedule 5.22, the Bank does not have in its portfolio any loan exceeding its legal lending limit, and the Bank has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

         5.23 ENVIRONMENTAL MATTERS. To the Knowledge of the Bank, the Bank is in compliance with all Laws, and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the

"Environmental Laws"), and the Bank has no Knowledge that the Bank has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to the Bank. To the Knowledge of the Bank, there is no Litigation proceeding, suit or investigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of the Bank, with respect to properties or Assets of or owned by the Bank, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not be completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and
(iii) there are no underground storage tanks on any premises owned or leased by the Bank. The Bank has no Knowledge of any facts which might suggest that the Bank has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject the Bank to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir.
1990) or any similar principles. Moreover, to the Knowledge of the Bank, The Bank has not extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits, licenses, and other authorizations which are required under any Environmental Law.

         5.24 TRANSFER OF SHARES. The Bank has no Knowledge of any plan or intention on the part of the Bank's shareholders to sell or otherwise dispose of any of the BancGroup

Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Bank common stock outstanding immediately before the Merger.

                                   ARTICLE 6

                             ADDITIONAL COVENANTS

         6.1 ADDITIONAL COVENANTS OF BANCGROUP. BancGroup covenants to and with the Bank as follows:

                 (a) Registration Statement and Other Filings. BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to the Bank and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement.

                 (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

                 (c) Financial Statements. BancGroup shall furnish to the Bank:

                    (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

                    (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

                    (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

                    (iv) With reasonable promptness, such additional financial data as the Bank may reasonably request.

                 (d) No Control of the Bank by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of the Bank shall continue to reside solely in the Bank's officers and board of directors.

                 (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

         6.2 ADDITIONAL COVENANTS OF THE BANK. The Bank covenants to and with BancGroup as follows:

                 (a) Operations. The Bank will conduct its business in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. The Bank will not engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will the Bank permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date.

                 (b) Stockholders Meeting; Best Efforts. The Bank will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

                 (c) Prohibited Negotiations. Until the termination of this Agreement, neither the Bank nor any of the Bank's directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the Assets of, or of a substantial equity interest in, the Bank or any business combination involving the Bank other than as contemplated by this Agreement. The Bank will notify BancGroup immediately if any such inquiries or proposals are received by the Bank, if any such information is requested from the Bank, or if any such negotiations or discussions are sought to be initiated with the Bank, and the Bank shall instruct the Bank's officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of the Bank from fulfilling his fiduciary duty or from taking any action that is required by Law.

                 (d) Director Voting. The members of the Board of Directors of the Bank agree to support publicly the Merger, and the Bank shall on the date of execution of this Agreement obtain an agreement from each of its directors substantially in the form set forth in Exhibit A.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

         7.1 BEST EFFORTS; COOPERATION. Subject to the terms and conditions herein provided, BancGroup and the Bank each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

         7.2 PRESS RELEASE. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

         7.3 MUTUAL DISCLOSURE. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-2 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

         7.4 ACCESS TO PROPERTIES AND RECORDS. Each Party hereto shall afford the officers and authorized representatives of each of the other Parties full access to the properties, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

         The obligations of BancGroup and the Bank to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

         8.1 APPROVAL BY SHAREHOLDERS. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of the Bank as is required by applicable law.

         8.2     REGULATORY AUTHORITY APPROVAL.    Orders, Consents and
approvals, in form and substance reasonably satisfactory to BancGroup and the Bank shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement and (ii) satisfying all other requirements prescribed by Law.

         8.3 LITIGATION. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or

Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

         8.4 REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, as amended, and with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

         8.5 TAX OPINION. An opinion of Miller, Hamilton, Snider & Odom, counsel to BancGroup, shall have been received in form and substance reasonably satisfactory to the Bank and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the code;
(ii) no gain or loss will be recognized by the Bank; (iii) no gain or loss will be recognized to the shareholders of the Bank who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from the Bank prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Bank common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Bank shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Bank common stock exchanged therefor if such shares of bank common stock were capital assets in the hands of the exchanging Bank shareholder; and (vi) cash received by a Bank stockholder in lieu of a fractional share interest of BancGroup stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Bank common stock was a capital asset in his hands as of the Effective Date).

                                   ARTICLE 9

                     CONDITIONS TO OBLIGATIONS OF THE BANK

         The obligations of the Bank to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as the Bank may waive such conditions in writing:

         9.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. Notwithstanding any investigation made by or on behalf of the Bank, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

         9.2 ADVERSE CHANGES. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup or which would impair the rights of the Bank or its stockholders pursuant to this Agreement.

         9.3 CLOSING CERTIFICATE. In addition to any other deliveries required to be delivered hereunder, the Bank shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

                 (a) the Board of Directors of BancGroup has duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

                 (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

                 (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof;

                 (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration and or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup or which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the recision thereof;

                 (e) to such persons' knowledge, the Proxy Statement delivered to the Bank's stockholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by the Bank for inclusion in such Proxy Statement); and

                 (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

         9.4 OPINION OF COUNSEL. The Bank shall have received an opinion of Miller, Hamilton, Snider & Odom, counsel to BancGroup, dated as of the Closing, in form reasonably satisfactory to the Bank, as to matters set forth in Exhibit B hereto.

         9.5 OTHER MATTERS. There shall have been furnished to such counsel for the Bank certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

         9.6 MATERIAL EVENTS. There shall have been no determination by the board of directors of the Bank that the transactions contemplated by this Agreement have become impractical because of any state of war, national emergency, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other major stock exchange.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

         The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction by the Bank on or before the Effective Date of the following conditions except as BancGroup may waive such conditions in writing:

         10.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of the Bank contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and the Bank shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

         10.2 ADVERSE CHANGES. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of the Bank which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of the Bank which would impair BancGroup's rights pursuant to this Agreement.

         10.3 CLOSING CERTIFICATES. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from the President or Vice President and from the Secretary or Assistant Secretary of the Bank dated as of the Closing certifying that:

                 (a) the Board of Directors has duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

                 (b) the shareholders of the Bank have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

                 (c) each person executing this Agreement on behalf of the Bank is an officer of the Bank holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

                 (d) the charter documents of the Bank and the bank referenced in section 5.8 hereof were in full force and effect and have not been amended or modified since the date hereof;

                 (e) to such persons' knowledge, the Proxy Statement delivered to the Bank's stockholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to any information concerning or provided by BancGroup for inclusion in such Proxy Statement); and

                 (f) the conditions set forth in this Article 10 insofar as they relate to the Bank have been satisfied.

         10.4 OPINION OF COUNSEL. BancGroup shall have received an opinion of Johnston, Hinesley, Flowers & Clenney, P.C., counsel to the Bank, dated as of the Closing, in form reasonably satisfactory to BancGroup, as to matters set forth in Exhibit C hereto.

         10.5    CONTROLLING SHAREHOLDERS.         Each shareholder of the Bank
who may be an "affiliate" of the Bank, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered a commitment and undertaking to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder. The Bank recognizes and acknowledges that Common Stock issued to such persons may bear a legend evidencing the undertakings described above.

         10.6 OTHER MATTERS. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of the Bank and copies of such other documents as such counsel may reasonably have requested for such purpose.

         10.7 MATERIAL EVENTS. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, national emergency, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other major stock exchange.

         10.8 DISSENTERS. The number of shares as to which shareholders of the Bank have exercised dissenters rights of appraisal does not exceed 10% of the outstanding shares of common stock of the Bank.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

         All representations and warranties provided in Articles 4 and 5 of this Agreement, except for those of sections 4.2(a) and 4.7, or in any closing certificate provided pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished except that section 7.2, Article 11 and
Article 15, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate. Information provided in such Exhibits and Schedules is provided only in response to the specific section of this Agreement which calls for such information.

                                   ARTICLE 12

                                    NOTICES

         All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given at the time given or mailed, first class postage prepaid:

                 (a) If to the Bank to Christopher K. Wilson, P. O. Box 66, Ariton, Alabama 36311, facsimile (334) 762-2686, with copies to Thomas B. Bedsole, Jr., C.P.A., c/o

Jackson, Thornton & Co., P. O. Box 6965, Dothan, Alabama 36302,  facsimile
(334) 793-7004, or as may otherwise be specified by the Bank in writing to BancGroup.

                 (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 800, Montgomery, Alabama, 36104, facsimile (334) 240-6040, with a copy to Michael D. Waters, Miller, Hamilton, Snider & Odom, One Commerce Street, Suite 802, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to the Bank.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

         13.1 AMENDMENT. This Agreement may be amended by the mutual consent of BancGroup, Colonial Bank and the Bank before or after approval of the transactions contemplated herein by the shareholders of the Bank. No amendments shall be made which would alter the consideration paid under section
3.1 or which, in the opinion of the board of directors of any Party hereto, would adversely affect the rights of the shareholders of any Party hereto.

         13.2 TERMINATION. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of the Bank, as follows:

                 (a) by the mutual consent of the respective boards of directors of the Bank and BancGroup;

                 (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of the Bank;

                 (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement shall not have been satisfied in full;

                 (d) by the board of directors of BancGroup or the Bank if all transactions contemplated by this Agreement shall not have been consummated on or prior to

January 31, 1996, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d);

                 (e) by the board of directors of BancGroup if the Market Value of the BancGroup Common Stock at the Closing is greater than $27.25, or

                 (f) by the board of directors of the Bank if the Market Value of BancGroup Common Stock at the Closing is less than $19.75.

         13.3 DAMAGES. In the event of termination pursuant to section 13.2, the Bank and BancGroup shall not be liable for damages for any breach of warranty or representation contained in this Agreement made in good faith, and the expenses incurred shall be borne as set forth in section 15.1 hereof.

                                   ARTICLE 14

                                  DEFINITIONS

         The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:





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

ABCA The Alabama Business Corporation Act, and to the extent applicable, the Alabama Banking Code.

Agencies Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE and the SEC.

Agreement                 Shall mean this Agreement and Plan of Merger and the
                          Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.





                                     A-62
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BancGroup                 The Colonial BancGroup, Inc., a Delaware corporation
                          with its principal offices in Montgomery, Alabama.

Bank Farmers & Merchants Bank, an Alabama state banking corporation with offices in Ariton, Alabama.

Bank Stock                Shares of Common stock, par value $100 per share, of
                          the Bank.

Closing The closing of the transactions contemplated hereby as described in section 2.7 of this Agreement.

Common Stock              BancGroup's Common Stock authorized and defined in
                          the restated certificate of incorporation of BancGroup, as amended.

Code                      The Internal Revenue Code of 1986, as amended.

Consent Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.





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Contract                  Any written or oral agreement, arrangement,
                          authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

Effective Date            Means the date and time at which the Merger becomes
                          effective as defined in section 2.7 hereof.

Environment Laws          Means the laws, regulations and governmental
                          requirements referred to in section 5.23 hereof.





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ERISA                     The Employee Retirement Income Security Act of 1974,
                          as amended.

Exhibits A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

GAAP                      Generally Accepted Accounting Principles.

Knowledge                 Means the knowledge after due inquiry of the Chairman,
                          President, Chief Financial Officer, Chief Accounting
                          Officer, Chief Credit Officer, General Counsel or any
                          Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of the Bank, in the case of knowledge of the Bank.

Law Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability                 Any direct or indirect, primary or secondary,
                          liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof.

Litigation                Any action, arbitration, complaint, criminal
                          prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property             Any property owned by the Party in question or by any
                          of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a Third Party as a result of the foregoing.





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Market Value              Shall be the market value of BancGroup Common Stock
                          as determined in section 3.1 hereof.

material For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect   On a Party shall mean an event, change or occurrence
                          which has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger The merger of the Bank with Colonial Bank as contemplated in this Agreement.

NYSE                      The New York Stock Exchange.

Order Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party Shall mean the Bank, Colonial Bank or BancGroup, and "Parties" shall mean collectively the Bank, Colonial Bank and BancGroup.

Permit Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement           The proxy statement used by the Bank to solicit the
                          approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of the Bank.

Registration Statement    The registration statement on Form S-4, or such other
                          appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by the Bank, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to this Agreement, including the Proxy Statement.

Resulting Corporation     Colonial Bank, as the surviving corporation
                          resulting from the Merger.

SEC                       United States Securities and Exchange Commission.

Stockholders Meeting      The special meeting of stockholders of the Bank called
                          to approve the transactions contemplated by this Agreement.

Subsidiaries              Shall mean all those corporations, banks,
                          associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent;
                          provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes              Means any federal, state, county, local, foreign, and
                          other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act                  The Securities Act of 1933, as amended.

1934 Act                  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

      15.1 EXPENSES. Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

      15.2 BENEFIT. This Agreement shall inure to the benefit of and be binding upon the Bank, Colonial Bank and BancGroup, and their respective successors.

      15.3 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

      15.4 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

      15.5 HEADINGS. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

      15.6 SEVERABILITY. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the said term or provision shall remain valid and in effect in any other circumstances or situation.

      15.7 CONSTRUCTION. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

      15.8 RETURN OF INFORMATION. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

      15.9 EQUITABLE REMEDIES. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

      15.10 ATTORNEYS' FEES. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

      15.11 NO WAIVER. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

      15.12 REMEDIES CUMULATIVE. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

      15.13 ENTIRE CONTRACT. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

      IN WITNESS WHEREOF, the Bank, Colonial Bank and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.




ATTEST:                                FARMERS AND MERCHANTS BANK,
                                       ARITON, ALABAMA


BY:   Marion J. Sanders                BY:   D. K. Wilson
      ---------------------------            ------------------------------

ITS:  Secretary                        ITS:  President
      ---------------------------            ------------------------------

(CORPORATE SEAL)





ATTEST:                                  COLONIAL BANK


BY:   Teresa R. Skipper                  BY:    Alan T. Romanchuck
      ---------------------------               ------------------------------

ITS:  Secretary                          ITS:   Executive Vice President
      ---------------------------               ------------------------------


(CORPORATE SEAL)





ATTEST:                                  THE COLONIAL BANCGROUP, INC.


BY:   Teresa R. Skipper                  BY:    Alan T. Romanchuck
      ---------------------------               -----------------------------

ITS:  Assistant Secretary                ITS:   Executive Vice President
      ---------------------------               -----------------------------

(CORPORATE SEAL)

                                                                      APPENDIX B

                        ALABAMA BUSINESS CORPORATION ACT

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

                                  Division A.

                Right to Dissent and Obtain Payment for Shares.

SECTION 10-2B-13.01.  DEFINITIONS.

         (1) "Corporate action" means the filing of articles of merger or share exchange by the probate judge or Secretary of State, or other action giving legal effect to a transaction that is the subject of dissenters' rights.

         (2) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 10-2B-13.02 and who exercises that right when and in the manner required by Sections 10-2B-13.20 through 10-2B-13.28.

         (4) "Fair Value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all circumstances.

         (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (7) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.02  RIGHT TO DISSENT.

         (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

                 (1) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by

         Section 10-2B-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under
         Section 10-2B-11.04;

                 (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                 (3) Consummation of a sale or exchange by all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                 (4) To the extent that the articles of incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter's shares because it:

                          (i) Alters or abolishes a preferential right of the shares;

                          (ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

                          (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

                          (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                          (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 10-2B-6.04; or

         (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) A shareholder entitled to dissent and obtain payment for shares under this chapter may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation. (Acts 1994, No. 94-245, P. 343, Section 1.)


SECTION 10-2B-13.03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

        (a) A record shareholder may assert dissenters' rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if:

                 (1) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                 (2) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote. (Acts 1994, No. 94-245, p. 343, Section
         1.)


                                  Division B.


                 Procedure for Exercise of Dissenters' Rights.


SECTION 10-2B-13.20. NOTICE OF DISSENTERS' RIGHTS.

         (a)     If proposed corporate action creating dissenters' rights under
Section 10-2B-13.02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         (b) If corporate action creating dissenters' rights under Section 10-2B-13.02 is taken without a vote of shareholders, the corporation shall (1) notify in writing all shareholders entitled to assert dissenters' rights that the action was taken; and (2) send them the dissenters' notice described in
Section 10-2B-13.22.  (Acts 1994, No.  94-245, p. 343, Section 1.)


SECTION 10-2B-13.21. NOTICE OF INTENT TO DEMAND PAYMENT.

         (a)     If proposed corporate action creating dissenters' rights under
Section 10-2B-13.02 is submitted to a vote at a shareholder's meeting, a shareholder who wishes to assert dissenters' rights (1) must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment or his or her shares if the proposed action is effectuated; and
(2) must not vote his or her shares in favor of the proposed action.

         (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his or her shares under this article. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.22. DISSENTERS' NOTICE.

         (a)     If proposed corporate action creating dissenters' rights under
Section 10-2B-13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of
Section 10-2B-13.21.

         (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:

                 (1)      State where the payment demand must be sent;

                 (2) Inform holders of shares to what extent transfer of the shares will be restricted after the payment demand is received;

                 (3)      Supply a form for demanding payment;

                 (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is delivered; and

                 (5) Be accompanied by a copy of this article. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.23. DUTY TO DEMAND PAYMENT.

        (a) A shareholder sent a dissenters' notice described in Section 10-2B-13.22 must demand payment in accordance with the terms of the dissenters' notice.

        (b) The shareholder who demands payment retains all other rights of a shareholder until those rights are canceled or modified by the taking of the proposed corporate action.

         (c) A shareholder who does not demand payment by the date set in the dissenters' notice is not entitled to payment for his or her shares under this article.

         (d) A shareholder who demands payment under subsection (a) may not thereafter withdraw that demand and accept the terms offered under the proposed corporate action unless the corporation shall consent thereto. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.24. SHARE RESTRICTIONS.

        (a) Within 20 days after making a formal payment demand, each shareholder demanding payment shall submit the certificate or certificates representing his or her shares to the corporation for (1) notation thereon by the corporation that such demand has been made and (2) return to the shareholder by the corporation.

         (b) The failure to submit his or her shares for notation shall, at the option of the corporation, terminate the shareholders' rights under this article unless a court of competent jurisdiction, for good and sufficient cause, shall otherwise direct.

         (c) If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares.

         (d) A transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof. (Acts 1994, No. 94-245, p. 343, Section 1.)

SECTION 10-2B-13.25. OFFER OF PAYMENT.

         (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Section 10-2B-13.23 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

         (b)     The offer of payment must be accompanied by:

                 (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the offer, an income statement for that year, and the latest available interim financial statements, if any;

                 (2) A statement of the corporation's estimate of the fair value of the shares;

                 (3)      An explanation of how the interest was calculated;

                 (4) A statement of the dissenter's right to demand payment under Section 10-2B-13.28; and

                 (5)      A copy of this article.

         (c) Each dissenter who agrees to accept the corporation's offer of payment in full satisfaction of his or her demand must surrender to the corporation the certificate or certificates representing his or her shares in accordance with terms of the dissenters' notice. Upon receiving the certificate or certificates, the corporation shall pay each dissenter the fair value of his or her shares, plus accrued interest, as provided in subsection (a). Upon receiving payment, a dissenting shareholder ceases to have any interest in the shares. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.26. FAILURE TO TAKE CORPORATE ACTION.

         (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment, the corporation shall release the transfer restrictions imposed on shares.

         (b) If, after releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 10-2B-13.22 and repeat the payment demand procedure. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.27. RESERVED.


SECTION 10-2B-13.28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH OFFER OF
PAYMENT.

         (a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, or reject the corporation's offer under Section 10-2B-13.25 and demand payment of the fair value of his or her shares and interest due, if:

                 (1)      The dissenter believes that the amount offered under
         Section 10-2B-13.25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

                 (2) The corporation fails to make an offer under Section 10-2B-13.25 within 60 days after the date set for demanding payment; or

                 (3) The corporation, having failed to take the proposed action, does not release the transfer restrictions imposed on shares within 60 days after the date set for demanding payment.

         (b) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) within 30 days after the corporation offered payment for his or her shares. (Acts 1994, No. 94-245, p. 343, Section 1.)


                                  Division C.


                         Judicial Appraisal of Shares.


SECTION 10-2B-13.30. COURT ACTION.

         (a) If a demand for payment under Section 10-2B-13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided under the Alabama Rules of Civil Procedure.

         (d) After service is completed, the corporation shall deposit with the clerk of the court an amount sufficient to pay unsettled claims of all dissenters party to the action in an amount per share equal to its prior estimate of fair value, plus accrued interest, under Section 10-2B-13.25.

         (e) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (f) Each dissenter made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. If the court's determination as to the fair value of a dissenter's shares, plus accrued interest, is higher than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), the corporation shall pay the excess to the dissenting shareholder. If the court's determination as to fair value, plus accrued interest, of a dissenter's shares is less than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), then the clerk shall return the balance of funds deposited, less any costs under Section 10-2B-13.31, to the corporation.

         (g) Upon payment of the judgment, and surrender to the corporation of the certificate or certificates representing the appraised shares, a dissenting shareholder ceases to have any interest in the shares. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.31. COURT COSTS AND COUNSEL FEES.

         (a) The court in an appraisal proceeding commenced under Section 10-2B-13.30 shall determine all costs of the proceeding, including compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 10-2B-13.28.

         (b) The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

                 (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections

         10-2B-13.20 through 10-2B-13.28; or

                 (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted. (Acts 1994, No. 94-245, p. 343, Section 1.)


SECTION 10-2B-13.32. STATUS OF SHARES AFTER PAYMENT.

         Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this chapter provided, may be held and disposed of by such corporation as in the case of other treasury shares, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange may otherwise provide. (Acts 1994, No. 94-245, p. 343, Section 1.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which officers and directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

ITEM 21.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.


                                  DESCRIPTION


Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

             Agreement and Plan of Merger among The Colonial BancGroup, Inc., Colonial Bank, and Farmers and Merchants Bank, Ariton, Alabama, dated as of May 19, 1995, included in the Prospectus portion of this Registration Statement at Appendix A and incorporated herein by reference.


Exhibit 3    Articles of Incorporation and Bylaws:

(A)          Restated Certificate of Incorporation of the Registrant, filed as
             Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B) Bylaws of the Registrant, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

Exhibit 4    Instruments defining the rights of security holders:

(A) Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B) Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(C) Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.


Exhibit 5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.


Exhibit 8    Tax Opinion of Miller, Hamilton, Snider & Odom, L.L.C.


Exhibit 10   Material Contracts:

(A)(1) Second Amendment and Restatement of 1982 Incentive Stock Plan of the Registrant, filed as Exhibit 4-1 to the Registrant's Registration Statement on Form S-8 (Commission Registration No. 33-41036), effective June 4, 1991, and incorporated herein by reference.

(A)(2) Second Amendment and Restatement to 1982 Nonqualified Stock Option Plan of the Registrant filed as Exhibit 4-2 to the Registrant's Registration Statement on Form S-8 (Commission Registration No. 33-41036), effective June 4, 1991, and incorporated herein by reference).

(A)(3)       1992 Incentive Stock Option Plan of the Registrant, filed as
             Exhibit 4-1 to Registrant's Registration Statement on Form S-8 (File No. 33-47770), effective May 8, 1992, and incorporated herein by reference.

(A)(4)       1992 Nonqualified Stock Option Plan of the Registrant, filed as
             Exhibit 4-2 to Registrant's Registration Statement on Form S- 8 (File No. 33-47770),
             effective May 8, 1992, and incorporated herein by reference.

(B)(1) Residential Loan Funding Agreement between Colonial Bank and Colonial Mortgage Company dated January 18, 1988, included as
             Exhibit 10(B)(1) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(B)(2) 1993 Term Loan Agreement between the Registrant and SunBank, National Association, and related Pledge Agreement filed as
             Exhibit 10(B)(1) to Amendment No. 2 of the Registrant's Registration Statement on Form S-4, registration number 33-63826 and incorporated herein by reference.

(C)(1) The Colonial BancGroup, Inc. First Amended and Restated Restricted Stock Plan for Directors, as amended, included as Exhibit 10(C)(1) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(C)(2) The Colonial BancGroup, Inc., Stock Bonus and Retention Plan, included as Exhibit 10(C)(2) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(D) Stock Purchase Agreement dated as of July 20, 1994, by and among The Colonial BancGroup, Inc., Colonial Bank, The Colonial Company, Colonial Mortgage Company, and Robert E., James K. and Thomas H. Lowder, included as Exhibit 2 in Registrant's registration statement on Form S-4, Registration No. 33-83692 and incorporated herein by reference.


Exhibit 13 Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.


Exhibit 21   List of subsidiaries of the Registrant.


Exhibit 23   Consents of experts and counsel:

(A)          Consent of Coopers & Lybrand

(B)          Consent of Miller, Hamilton, Snider & Odom, L.L.C.

(C)          Consent of Jackson Thornton & Co., P.C.

Exhibit 24 Power of Attorney filed as Exhibit 25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference.


Exhibit 99   Additional exhibits:

(A)          Form of Proxy of Farmers and Merchants Bank, Ariton, Alabama


      (b)    Financial Statement Schedules

             The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto.


ITEM 22.     UNDERTAKINGS.

      (a) The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

             (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

             (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
                          In the event that a claim for indemnification against
                       such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (d)    The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration

                                  Statement or any material change to such information in the Registration Statement;

             Provided, however, that paragraphs (d)(1)(i) and (d)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 18th day of July, 1995.


                                       THE COLONIAL BANCGROUP, INC.



                                       By: /s/Robert E. Lowder
                                           -------------------

                                               Robert E. Lowder
                                               Its Chairman of the Board
                                               of Directors, Chief
                                               Executive Officer, and
                                               President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                                         TITLE                                     DATE
- ----------                                         -----                                     ----
/s/Robert E. Lowder                                Chairman of the Board                     **
- -----------------------                            of Directors, President
Robert E. Lowder                                   and Chief Executive
                                                   Officer



/s/W. Flake Oakley, IV                             Chief Financial                           **
- ------------------------                           Officer, Secretary
W. Flake Oakley, IV                                and Treasurer (Principal
                                                   Financial Officer and
                                                   Principal Accounting
                                                   Officer)




        *                                          Director                                  **
- -------------------------
Young J. Boozer

        *                                          Director                                  **
- -------------------------
William Britton



        *                                          Director                                  **
- -------------------------
Jerry J. Chesser




                                                   Director
- ----------------------------
Augustus K. Clements, III




        *                                          Director                                  **
- ---------------------------
Robert C. Craft



        *                                          Director                                  **
- ---------------------------
Patrick F. Dye




        *                                          Director                                  **
- ---------------------------
Clinton O. Holdbrooks




        *                                          Director                                  **
- ---------------------------
D. B. Jones




        *                                          Director                                  **
- ---------------------------
Harold D. King

        *                                          Director                                  **
- ---------------------------
John Ed Mathison




        *                                          Director                                  **
- ---------------------------
Milton E. McGregor




        *                                          Director                                  **
- ---------------------------
John C. H. Miller, Jr.




        *                                          Director                                  **
- ---------------------------
Joe D. Mussafer




        *                                          Director                                  **
- ---------------------------
William E. Powell




        *                                          Director                                  **
- ---------------------------
Jack H. Rainer




        *                                          Director                                  **
- ---------------------------
Frances E. Roper

        *                                          Director                                  **
- ---------------------------
Ed V. Welch


* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.



/s/  W. Flake Oakley, IV
- ----------------------------
W. Flake Oakley, IV
Attorney-in-Fact

**  Dated:  July 18, 1995

                                 EXHIBIT INDEX


EXHIBIT
Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

                 Agreement and Plan of Merger among The Colonial                       II-14
                 BancGroup, Inc., Colonial Bank, and Farmers and Merchants
                 Bank, Ariton, Alabama, dated as of May 19, 1995, included in the Prospectus portion of this registration statement at
                 Appendix A and incorporated herein by reference.


Exhibit 3        Articles of Incorporation and Bylaws:


(A)              Restated Certificate of Incorporation of the Registrant, filed        II-15
                 as  Exhibit 4.1 to the Registrant's Current Report on Form
                 8-K, dated February 21, 1995, and incorporated herein by
                 reference.

(B)              Bylaws of the Registrant, as amended, filed as Exhibit 4.2 to         II-16
                 the Registrant's Current Report on Form 8-K, dated February
                 21, 1995, and incorporated herein by reference.


Exhibit 4        Instruments defining the rights of security holders:

(A)              Article 4 of the Restated Certificate of Incorporation of the         II-17
                 Registrant filed as Exhibit 4.1 to the Registrant's Current
                 Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B)              Article II of the Bylaws of the Registrant filed as Exhibit           II-18
                 4.2 to the Registrant's Current Report on Form 8-K, dated
                 February 21, 1995, and incorporated herein by reference.

(C)              Dividend Reinvestment and Class A Common Stock Purchase Plan          II-19
                 of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File

                 No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

Exhibit 5        Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to              II-20
                 certain Delaware law issues of the securities being registered.


Exhibit 8        Tax Opinion of Miller, Hamilton, Snider & Odom, L.L.C.                II-22


Exhibit 10       Material Contracts:

(A)(1)           Second Amendment and Restatement of 1982 Incentive Stock              II-26
                 Plan of the Registrant, filed as Exhibit 4-1 to the
                 Registrant's Registration Statement on Form S-8 (Commission
                 Registration No. 33-41036), effective June 4, 1991, and
                 incorporated herein by reference.

(A)(2)           Second Amendment and Restatement to 1982 Nonqualified                 II-27
                 Stock Option Plan of the Registrant filed as Exhibit 4-2 to the
                 Registrant's Registration Statement on Form S-8 (Commission
                 Registration No. 33-41036), effective June 4, 1991, and
                 incorporated herein by reference).

(A)(3)           1992 Incentive Stock Option Plan of the Registrant,                   II-28
                 filed as Exhibit 4-1 to Registrant's Registration Statement on
                 Form S-8 (File No. 33-47770), effective May 8, 1992, and
                 incorporated herein by reference.

(A)(4)           1992 Nonqualified Stock Option Plan of the Registrant,                II-29
                 filed as Exhibit 4-2 to Registrant's Registration Statement on
                 Form S-8 (File No. 33-47770), effective May 8, 1992, and
                 incorporated herein by reference.

(B)(1)           Residential Loan Funding Agreement between Colonial Bank              II-30
                 and Colonial Mortgage Company dated January 18, 1988, included as Exhibit 10(B)(1) to the Registrant's Registration Statement
                 as Form S-4, file no. 33-52952, and incorporated herein by reference.

(B)(2)           1993 Term Loan Agreement between the Registrant and                   II-31
                 SunBank, National Association, and related Pledge
                 AgRegistrantsreement filed as Exhibit 10(B)(1) to Amendment No.
                 2 of the number registration number 33-63826 and

                 incorporated herein by reference.

(C)(1)           The Colonial BancGroup, Inc. First Amended and Restated               II-32
                 Restricted Stock Plan for Directors, as amended, included as
                 Exhibit 10(C)(1) to the Registrant's Registration Statement as
                 Form S-4, file no. 33-52952, and incorporated herein by
                 reference.

(C)(2)           The Colonial BancGroup, Inc., Stock Bonus and Retention Plan,         II-33
                 included as Exhibit 10(C)(2) to the Registrant's Registration
                 Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(D)              Stock Purchase Agreement dated as of July 20, 1994, by and            II-34
                 among The Colonial BancGroup, Inc., Colonial Bank, The
                 Colonial Company, Colonial Mortgage Company, and Robert E.,
                 James K. and Thomas H. Lowder, included as Exhibit 2 in
                 Registrant's registration statement on Form S-4, Registration
                 No. 33-83692 and incorporated herein by reference.


Exhibit 13       Registrant's Quarterly Report on Form 10-Q for the quarter            II-35
                 ended March 31, 1995, and incorporated herein by reference.


Exhibit 21       List of subsidiaries of the Registrant.                               II-36


Exhibit 23       Consents of experts and counsel:

(A)              Consent of Coopers & Lybrand                                          II-37

(B)              Consent of Miller, Hamilton, Snider & Odom, L.L.C.                    II-38

(C)              Consent of Jackson Thornton & Co., P.C.                               II-39


Exhibit 24       Power of Attorney filed as Exhibit 25 to the Registrant's             II-40
                 Annual Report on Form 10-K for the year ended December 31,
                 1994, and incorporated herein by reference.


Exhibit 99       Additional exhibits:                                                  II-41

(A)              Form of Proxy of Farmers and Merchants Bank, Ariton, Alabama